As filed with the Securities and Exchange Commission on May 12, 2006
Registration No. 333-129578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACCESS DEVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	3663	20-2664908
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Sixth floor, 58 Uxbridge Road
London, W5 2ST, United Kingdom
Telephone: +44 20 8799 4480
(Address, Including Zip Code and Telephone Number, Including Area Code of Registrant's Principal Executive Offices)

Nevada Agency & Trust Company
50 West Liberty, Suite 880
Reno, Nevada 89501
Telephone: (775) 322-0626
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue,
New York, New York 10022
Telephone: (212) 756-2524

Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effective date of this registration statement (the "Registration Statement").

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share	79,394,633	$0.65(2)	$51,606,511	$6,074.09(3)
Common stock, par value $0.001 per share, underlying convertible notes	13,405,886(1)	$0.65(2)	$8,713,826	$1,025.62(3)
Common Stock, par value $0.001 per share, underlying warrants	3,195,400	$0.65(2)	$2,077,010	$244.46(3)

(1) Represents the number of shares of common stock that are currently issuable upon conversion of $150,000 in aggregate principal amount of the registrant's zero coupon convertible notes calculated based on a conversion price of $0.50 per share, and $939,875 in aggregate principal amount of the registrant's 10% convertible notes, calculated based on a conversion price of $0.25 per share, $3,106,500 in aggregate principal amount of the registrant’s 10% convertible notes, calculated based on a conversion price of $0.50 per share and $1,000,000 in aggregate principal amount of the registrant’s 12% convertible notes, calculated based on a conversion price of $0.45 per share plus in each case additional shares issuable upon the conversion of additional accrued and unpaid interest. Pursuant to Rule 416 under the Securities Act of 1933, the registrant is also registering an indeterminable number of shares of common stock as may be issued from time to time upon conversion of the notes, as this amount may be adjusted as a result of stock spits, stock dividends and anti-dilution provisions.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based on the last sale price of the registrant's common stock traded on the pink sheets on April 26, 2006. No reported sales of the registrant's common stock have occurred since April 26, 2006.

(3) The registrant previously paid $7,396.47 of this fee on November 9, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED MAY 12, 2006

PROSPECTUS

ACCESS DEVICES, INC.

95,995,919 Shares of Common Stock
(par value $0.001 per share)

This Prospectus relates to the resale by the selling stockholders of up to 95,995,919 shares of our common stock, including 79,394,633 shares of common stock which currently are issued and outstanding, up to 13,405,886 shares of common stock underlying convertible notes and up to 3,195,400 shares of common stock underlying warrants. The convertible notes are convertible into the number of our shares of common stock equal to the principal amount of the notes being converted together with accrued interest to maturity thereof multiplied by the appropriate conversion price as the case may be. We will not receive any of the proceeds from the disposition of these shares by selling stockholders. We will bear all costs, expenses and fees in connection with the registration of these shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sale of shares.

The selling stockholders may sell shares of our common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in privately negotiated transactions at privately negotiated prices. Some of the selling stockholders may be deemed underwriters of the shares of common stock that they are offering.

Our common stock is quoted on the "Pink Sheets" under the symbol "ACDJ.PK". On April 26, 2006, the last reported sale price of our common stock in the Pink Sheets was $0.65 per share.

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in a Registration Statement that was filed by Access Devices, Inc. with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

The date of this Prospectus is                                     , 2006.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements.

Our Business

We are a research and development-led technology company that designs and supplies digital television equipment for Digital Terrestrial Broadcast Television, or DVB-T, in the business-to-business market. This equipment includes set-top boxes, which permit analog television and video equipment to receive a digital signal, as well as an increasing number of other products designed to deliver TV programs to users in the rapidly-evolving digital TV market. As of March 31, 2006, we employed 78 staff in London and Israel, predominantly engineers.

Our revenue is generated from private-label manufacturing of a range of customized set-top boxes for global brands and UK and European retailers. As a private-label manufacturer, we customize the product, out-source the manufacturing to manufacturing partners in the UK and elsewhere at competitive global cost, package the product to customer specifications and manage the overall logistics.

Our current products are based on our second-generation platform for digital signal processing and include:

•	Basic DVB-T set-top boxes, which decode the broadcast digital signal, enabling playback on a standard television. These were launched in August 2004.
•	Conditional access products, enabling premium TV services, such as TopUpTV in the UK. We commenced sales of these in November 2004.
•	Set-top boxes with Digital Video Recorders (DVRs) similar to Tivo or SkyPlus, which offer the ability to record, pause and rewind broadcast television. These were launched in October 2005.
•	PCMCIA cards, to enable laptop computers to receive the broadcast digital signal, which we expect to start selling in May 2006.

The percentage of revenue attributable to each of the products was as follows:

	Year ended December 31,
	2004	2005
Conditional access box	91%	77%
Basic box	9%	15%
DVR	—	8%

Our products are currently sold across the UK under five different brands, into Spain under two brands and into Finland, France, Greece and Italy under one brand. We provide products for the UK and European markets for some large global brands and leading UK and European retailers.

Our principal offices are located at Sixth floor, 58 Uxbridge Road, London W5 2ST, United Kingdom, and our telephone number is +44 20 8799 4480.

Industry Overview

We believe that the market for TV equipment to receive the DVB-T signal is expanding rapidly across Europe and many other countries worldwide due to the regulated mandate in certain countries to shut down analog broadcast over the next ten years. The European Council resolution of June 27, 1994 established the framework under which principally all European Union countries are instructed to implement the switch-over from analog to digital broadcast. Of the 25 European Union countries, 21 have legislation in place to switch off the analog broadcast. The European DVB-T receiver  market is expected to grow from 5 million annual shipments today, dominated by the UK rollout, to 37 million annual shipments by 2010, according to data compiled by Digital Tech Consulting Inc. According to the Informa Media Group, the major European markets, by 2010, are expected to be Italy, Russia, Spain, Germany and France as well as the UK. The initial products being deployed for these major European markets are set-top boxes, however; as the markets evolve there is an increasing demand for integrated digital TVs, incorporating the DVB-T decode technology.

The Internet Protocol TV, or IPTV market has accelerated due to the combination of broadband penetration, increased capacity of the standard Digital Subscriber Line, or DSL, connection and the launch of the new MPEG-4 H.264 compression standard, which will enable DVD-quality streaming on a DSL service. Telecommunications providers, such as British Telecom plc, France Telecom and Verizon are now joining successful rollouts such as Fastweb and Softbank, driving the expectations of the global market from 2 million households today to an estimated 37 million in 2010 according to data compiled by the Diffusion Group. In Europe, much of this rollout is anticipated to utilize hybrid DVB-T and IPTV devices.

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Within all the equipment above, there is a need for powerful core silicon to deliver the media to the user in an intuitive and seamless manner.

Our Marketing Strategy

We have a platform-based design and manufacturing approach, which means that we design and manufacture each product range based on one basic platform. Our design and manufacturing approach offers the following advantages:

•
Speed to launch. Because each platform is designed to accommodate a wide range of inputs and outputs, products such as our Digital Video Recorder, or DVR, - a set-top box containing hard disk recording capabilities - went from design to sample in under three months.

•	Fewer engineering resources.
•
Flexibility of customization. The basic platform can be aesthetically altered to differentiate the product to retailers and consumers. For example, one UK retailer offers three of our products out of five set-top-boxes in its entire range.

•	Lower manufacturing cost. We believe that outsourced manufacturers are able to maintain lower running costs and changeover costs due to the consistency of the platform.
•	Lower carrying costs. Due to high commonality of parts, we are able to turn component inventories quickly and extend purchasing leverage.

We believe that these advantages position us well to compete in our private-label niche.

Our Product Strategy

We intend to grow our business in the near and medium term through the following:

•	Expanding our core DVB-T set-top box product range to include the launch of products designed to meet European consumer needs based on the demand of existing multinational accounts.
•	Upgrading current IPTV products utilizing MPEG-4 H.264 technology and integrating this with our DVB-T set-top box technology to produce hybrid DVB-T/IPTV set-top boxes.
•	Deploying what is known as a diversity-based solution, which uses the best signal of two antennae, improving the reception of the DVB-T signal in all our set-top boxes by up to 100%
•	Launching the first product in our PC Products mobility range, a PCMCIA card enabling a standard laptop to view digital television.
•	Integrating our core DVB-T technology into flat-panel televisions, creating our own integrated digital TV sets to sell through our existing channels to satisfy rapidly-increasing user demand.
•	Selling cards to other TV manufacturers to enable them to produce integrated digital TVs to meet similar growing demand in other territories.
•
Including additional proprietary intellectual property into our third generation platform, including the further development of the diversity system, the mass production of our own-designed tuners and the acquisition or development of software to reduce our dependence on third party middleware solutions.

•
A new silicon chip design —an advanced silicon chip designed to be the central processing device in digital TV equipment products being developed by CeRoma Ltd. (for a description of our relationship with CeRoma Ltd. see “Management’s discussion and analysis of financial condition and results of operations – Executive summary”). This will reduce overall manufacturing costs and improve the performance in our digital TV equipment by increasing processing capabilities as well as providing additional revenue streams from the sale of the chip to other TV equipment manufacturers. Mass production of this chip is expected to commence in 2007.

We expect to spend approximately $4.9 million in research and development in 2006 to develop the first seven product expansions above and CeRoma Ltd. believes that it will require a further $8 to $10 million of investment before its chip enters mass production.

Risk Factors

We face certain risks in maintaining our competitive position and implementing our business strategy. We began operations on June 17, 2003 and only began to contract manufacture equipment for our own sales to retailers and global brands towards the end of 2004. We have experienced net losses since inception and have an accumulated deficit of $72,946,220 and working capital deficiency of $4,756,643 as of December 31, 2005. We therefore have a limited operating history upon which to project the success of future operations or our ability to generate net income. Further, although we anticipate that revenue will increase, we expect an increase in operating costs and development costs. Consequently, we expect to incur operating losses and negative cash flow until we are able to increase our level of sales to offset our fixed operating costs so that we are operating in a profitable manner. These circumstances raise doubt about our ability to continue as a going concern as indicated in the report of our independent registered public accountants.

Our products are currently exclusively oriented towards the supply of  TV equipment to receive digital television broadcasts using the DVB-T standard. Significant amendments to this standard or a decision by countries to change which standard they wish to deploy, could result in difficulty in increasing our revenue and an increase in inventory obsolescence. Additionally, if the DVB-T standard is not introduced in other countries, this will impair our ability to grow revenue and expand the geographic reach of our customer base.

In addition, a significant portion of our business is derived from a few customers. If we lose a key customer, or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, it could have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness also presents risks. As of December 31, 2005, we had Secured Bridge Loans outstanding for an aggregate principal sum of £2,245,000, all of which mature on various dates from May 14, 2006 to September 30, 2006. The Secured Bridge Loans are convertible at maturity into our common stock at a conversion price of $0.25 per share or the lower of $0.50 per share or 70% of the price of the next equity financing of the Company with an interest rate of 10% per annum. The issuance of shares upon conversion, including the conversion of interest earned thereon, may result in dilution to the interests of other stockholders since the lender may ultimately convert and sell the full amount issuable on conversion. Alternatively, if the lenders do not elect to convert upon maturity, if we are unable to raise sufficient funds to repay the Secured Bridge Loans and are unable to extend the terms thereof we may be forced to scale down or close our operations.

We believe that the most significant business risks that we face include:

•	our ability to raise additional finance;
•	our limited working capital resources;
•	our dependence on a limited number of suppliers for certain components;
•	currency exchange fluctuations;
•	our ability to remain competitive in the marketplace;
•	our ability to adequately protect our proprietary technology and design rights as well as our licenses of intellectual property; and
•	our dependence on a small number of customers for a significant portion of our business.

See "Risk Factors" for a discussion of these and certain other risks relating to our business.

THE OFFERING

Shares of common stock offered for resale by the selling stockholders	79,394,633

Shares of common stock underlying convertible notes for resale by the selling stockholders	13,405,886

Shares of common stock underlying warrants for resale by the selling stockholders	3,195,400

Shares of common stock to be outstanding after this offering*	225,321,131

Percentage of common stock offered for resale in this offering	43%

Use of proceeds
We will not receive any proceeds in this offering from the resale of the shares of common stock held by the selling stockholders. However, we received an aggregate of approximately $8,072,875 in connection with the original issuance of the convertible notes to certain of the selling stockholders. We used the $8,072,875 for general working capital purposes, investment in research and development activities, the payment of professional fees, the commencement of sales activities and the hiring of personnel.

Risk factors	Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 1 of this Prospectus.

Pink Sheet symbol	"ACDJ.PK"

Estimated expenses to be paid by us on behalf of the selling stockholders	$250,000

*
The above information regarding common stock to be outstanding after the offering is based on 206,631,009 shares of common stock outstanding as of March 31, 2006 and assumes the subsequent conversion of the aggregate principal amount of our issued and outstanding convertible notes by our selling stockholders and the exercise of our issued warrants and director options.

SUMMARY FINANCIAL INFORMATION

Access Devices, Inc. (the "Company") was incorporated on March 8, 2000 and Access Devices Digital Ltd was incorporated on June 17, 2003. Access Devices, Inc. had no operations until its purchase of 70% of the then-outstanding shares of Access Devices Digital Ltd. on February 11, 2005. The table below includes summary historical financial data for the acquired entity, Access Devices Digital Ltd., as of December 31, 2004 and for the period June 17, 2003 (date of inception) through December 31, 2003 and the year ended December 31, 2004. The summary historical financial data as of December 31, 2005 and for the year then ended reflects both Access Devices Digital Ltd.’s financial information through February 11, 2005 and the consolidated financial information for the Company thereafter. The pro forma historical financial data as of December 31, 2005 and for the year then ended gives effect to the following: (i) the mandatory conversion of zero coupon convertible notes with a face value of $1,400,000 into 2,800,000 shares of common stock upon the effectiveness of this registration statement, (ii) the amortization of the remaining unamortized implied discount on the notes being reflected as converted of $1,118,126, and (iii) the amortization of the remaining unamortized deferred financing costs associated with the notes being reflected as converted of $156,576. The financial information contained below is derived from the audited consolidated financial statements contained elsewhere in this prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", “Selected Consolidated Historical Financial Data” and “Capitalization” appearing elsewhere in this Prospectus.

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Summary Consolidated Statement of Operations Data:

	Period June 17, 2003 (date of inception) through December 31,	Year Ended December 31,
	2003	2004	2005
NET REVENUE
Hardware	$461	$2,726,366	$19,876,365
Royalties	—	257,663	581,407
Total net revenue	461	2,984,029	20,457,772

Cost of revenue	—	2,348,073	17,881,200
Gross profit	461	635,956	2,576,572

OPERATING EXPENSES
Selling, general and administrative:
Stock-based compensation	—	—	51,586,225
Other	160,971	2,038,049	6,132,643
	160,971	2,038,049	57,718,868
Research and development	19,303	1,863,059	5,646,666
Write-off of amount due from affiliate	—	336,908	—
Contract termination	—	—	2.288,508
Depreciation and amortization	86,177	282,072	311,419
Total operating expenses	266,451	4,520,088	65,965,461

Loss from operations	(265,990)	(3,884,132)	(63,388,889)

OTHER INCOME (EXPENSE)
Interest income	58	2,317	45,421
Interest expense	(13,096)	(209,067)	(3,232,232)
Loss on extinguishment of notes payable	—	(57,927)	(2,770,103)
Other income (expense)	—	6,732	(101,701)
Total other income (expense)	(13,038)	(257,945)	(6,058,615)

Loss before income tax benefit and minority interests	(279,028)	(4,142,077)	(69,447,504)
Income tax benefit	4,633	264,646	711,580
Minority interests	—	—	9,028

Net loss	$(274,395)	$(3,877,431)	$(68,726,896)

Basic and diluted net loss per share	$(0.00)	$(0.06)	$(0.47)

Basic and diluted weighted average shares outstanding	67,500,000	67,500,000	146,366,856

Pro forma basic and diluted net loss per share (unaudited)			$(0.47)
Pro forma basic and diluted weighted average shares outstanding (unaudited)			148,738,911

Summary Consolidated Balance Sheet Data:

	December 31,	December 31, 2005
	2004	Actual	Pro Forma
Cash and cash equivalents	$518,302	$2,052,618	$2,052,618
Working capital deficiency	(4,688,193)	(4,756,643)	(4,500,373)
Total assets	3,610,786	28,124,941	27,968,365
Total current notes payable and convertible notes payable	3,946,891	1,457,569	1,201,299
Total non-current convertible notes payable	—	25,604	—
Accumulated deficit	(4,219,324)	(72,946,220)	(74,220,922)
Total stockholders' equity (deficit)	(4,286,398)	10,704,973	10,830,271

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this Prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Business

We have a history of losses which may continue. This may require us to seek additional sources of capital which, if not available, would require us to curtail or cease operations.

We have experienced net losses since inception and have an accumulated deficit of $72,946,220 as of December 31, 2005. There is limited operating history for us to project the success of future operations or our ability to generate net income. There is no assurance that we will operate profitably or will generate positive cash flow in the future. In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will purchase our products, the size of customer purchases, the demand for our products, the speed of conversion of countries' television services from analog to digital and the level of competition and general economic conditions. If we cannot generate positive cash flows in the future, or raise sufficient financing to continue our normal operations, then we may be forced to scale down or even close our operations.

Although we anticipate that revenue will increase, we expect an increase in operating costs and development costs. Consequently, we expect to incur operating losses and negative cash flow until we are able to increase our level of sales to offset our fixed operating costs so that we are operating in a profitable manner. These circumstances raise doubt about our ability to continue as a going concern, as described in the explanatory paragraph to the report of our independent registered public accountants on the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

If we are unable to obtain additional funding, our business operations will be harmed and if we do obtain additional financing, our then existing stockholders may suffer substantial dilution.

Additional capital may be required to effectively support operations and to otherwise implement our overall business strategy. However, there can be no assurance that financing will be available when needed on terms that are acceptable to us or at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations. Any additional equity financing or financing through the issuance of convertible debt may involve substantial dilution to our then existing stockholders.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

We have experienced net losses since inception and have an accumulated deficit of $72,946,220 and working capital deficiency of $4,756,643 as of December 31, 2005. We expect to continue to incur substantial net operating losses over the next year, which would imperil our ability to continue operations. We may not be able to generate sufficient revenue or gross margins to become profitable on a sustained basis, or at all, and do not expect to generate significant operating profits before the end of 2006, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our independent registered public accountants indicated, in their report on our 2005 consolidated financial statements, that there is substantial doubt about our ability to continue as a going concern.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Approximately $5,319,000 of principal amount of our indebtedness becomes due in 2006. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all, or that the terms of our indebtedness will allow any of the above alternative measures or that such measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms it could significantly adversely affect our financial condition and the value of our common stock.

Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations.

We have substantial indebtedness. As of December 31, 2005, we had approximately $5,469,000 of principal amount of total indebtedness. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

Our substantial indebtedness could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

•
we may be required to use a substantial portion of our cash flow to pay interest and principal on our indebtedness if the debt holders do not elect to convert such indebtedness into shares of our common stock, which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•
our ability to capitalize on business opportunities and to react to competitive pressures and changes in our industry as compared to our competitors may be compromised due to our high level of indebtedness; and

•	our ability to refinance our indebtedness may be limited.

We may be subject to litigation that could have a material adverse effect on our business.

On April 11, 2006, Daewoo Electronics UK Limited sent us a notice of a statutory demand against Access Devices Digital Limited claiming an amount of £3,120,444. We have notified Daewoo that we believe we have a counter-claim against Daewoo in an amount in excess of £8,000,000, which is being investigated by Daewoo, and are entitled to a set-off. Neither we nor Daewoo have yet asserted a claim in a court of law. However, Daewoo has notified us that it intends to seek a winding-up petition against Access Devices Digital Limited on the basis of the statutory demand to the extent that it disagrees with our counter-claim and right of set-off. Under U.K. law, a winding-up petition, if granted, would result in the liquidation of Access Devices Digital Limited and the sale of all of its assets. Our financial viability, business and operations would be materially adversely affected if we are unable to settle this claim or to obtain an injunction against any winding-up petition. Such claim or any other claim, whether with or without merit, could be time-consuming and expensive to defend and could be a significant distraction to management and our resources.

Product life cycles influence our financial results.

Product life cycles in the set-top box market have typically been less than 24 months. This leads us to invest in engineering staff to perform research and development tasks to enhance existing products or develop new ones. If shorter product life cycles were to occur, we may need to hire additional engineering staff to address the rapid changes in products expected by the market. Additionally, it may become more difficult to recover the cost of product development before the product becomes obsolete. Our failure to recover the cost of product development in the future could adversely affect our operating results.

If product life cycles were to lengthen, we may need to develop new technologies or programs to reduce our costs on any particular product in order to maintain competitive pricing for such product. This may result in an increase in our overall expenses and a decrease in our gross margins, both of which could adversely affect our operating results.

Our current competitors or a future competitor may gain a technology advantage that we cannot match.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology, or process technology, which may allow them to offer products or services that have a significant advantage over the products and services that we offer. Advantages could be in performance, reliability, serviceability, or other attributes. If we are unable to match these technology advantages due to the proprietary nature of the technology, limitations on process capability or other factors, we could be at a competitive disadvantage to those competitors.

Our prices and margins are subject to declines due to the highly competitive nature of the digital TV equipment market.

The price of set-top boxes has fallen over time due to increases in supply, cost reductions, technological advances and price reductions by competitors seeking to liquidate excess inventories or attempting to gain market share. These factors result in significant and rapid shifts in market share among the industry's participants and intense price competition. If intense price competition occurs, we may be forced to lower prices sooner and more than expected, which could result in lower revenue and gross margins. We expect our margins to face additional pressure as more markets open up to the DVB-T standard and therefore the volumes of products similar to ours increase.

Selling to the retail market is an important part of our business, and if we fail to maintain and grow our market share or gain market acceptance of our retail products, our operating results could suffer.

We sell our products directly to a select group of major retailers and through global branded companies. Our current retail customer base is primarily in the United Kingdom and certain other European countries. If we fail successfully to maintain our market share in the United Kingdom, our operating results may be adversely affected. In certain markets, we are trying to grow market share, and in the process may face strong competition which could result in lower gross margins. We will continue to introduce new products in the retail market. There can be no assurance that these products will gain market acceptance, and if they do not, our operating results could suffer.

Loss of market share with a key customer could harm our operating results.

A majority of our revenue comes from a few customers. For example, during the year ended December 31, 2005, one customer, D S G Retail Ltd., or Dixons, accounted for more than 60% of our total revenue and Humax accounted for 14% of our total revenue. We are actively expanding our customer base both geographically and by selling to additional channels in certain countries. Nonetheless, our existing customers have a variety of suppliers to choose from and therefore can make substantial demands on us. Even if we successfully introduce a product into a given customer, the customer generally is not obligated to purchase any minimum volume of products from us and is able to terminate its relationship with us at any time, subject to their outstanding open purchase commitments at that date. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer, or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, our operating results would likely be harmed. In addition, if customer pressures require us to reduce our pricing such that our gross margins are diminished, we could decide not to sell our products to a particular customer, which could result in a decrease in our revenue.

Dependence on a limited number of qualified suppliers of components and manufacturing equipment could lead to delays, lost revenue, increased costs or cancellation charges.

Because we depend on a limited number of suppliers for certain components, an increase in the cost of such components, an extended shortage of required components, failure of a key supplier's business process, or the failure of key suppliers to remain in business, adjust to market conditions, or to meet our quality or production requirements could significantly harm our operating results. For instance, in 2004 and the first three quarters of 2005, Daewoo Electronics UK Ltd. provided 100% of our manufacturing capabilities. In the fourth quarter of 2005, we commenced manufacture with Flextronics but we still remain dependent upon one or two contract manufacturers. Additionally, although we continue to seek additional suppliers, in 2005, IBM provided 100% of our central processor chips to our manufacturer to be used in our products. If any of these providers become unable or unwilling to continue to provide these services to us or our manufacturer or if our relationship becomes less favorable, we may have difficulty fulfilling our orders or it may become cost prohibitive to do so.

A number of the components used by us (in one or more product lines) are available from only a single or limited number of qualified outside suppliers. In addition, companies from other industries use some of these components (or component types) in their devices, such as mobile telephones and digital cameras. If there is a significant simultaneous upswing in demand for such a component (or component type) from several high volume industries, resulting in a supply reduction, or a component is otherwise in short supply, or if a supplier has a quality issue with a component, we may experience delays or increased costs in obtaining that component. In addition, if a component becomes unavailable, we could suffer significant loss of revenue.

In addition, certain equipment we use in our manufacturing or testing processes is available only from a limited number of suppliers. Some of this equipment uses materials that at times could be in short supply. If these materials are not available, or are not available in the quantities we require for our manufacturing and testing processes, our ability to manufacture our products could be impacted, and we could suffer significant loss of revenue.

To reduce the risk of component shortages, we attempt to provide significant lead times when buying these components. As a result, we may be subject to cancellation charges if we cancel orders, which may occur when we make technology transitions.

Our operating results could be harmed if the DVB-T standard changes, a new standard is introduced or the existing standard does not receive substantial acceptance in additional countries.

Our products are currently exclusively oriented towards the supply of TV equipment designed to receive digital television broadcasts using the DVB-T standard. While this standard has been adopted in more than 40 countries world-wide, in many of which the introduction of the services is mandated in law, significant amendments to this standard or a decision by countries to change which standard they wish to deploy, could result in difficulty in increasing our revenue and an increase in inventory obsolescence. Additionally, if the DVB-T standard is not introduced in other countries, this will impair our ability to grow revenue and expand the geographic reach of our customer base.

Currency exchange rate fluctuations could lower our revenue and increase our net loss.

At present, we recognize all of our revenue in markets outside of the United States in each market's respective local currency while we purchase inventory primarily in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using average exchange rates. If the U.S. dollar strengthens relative to local currencies, particularly the British Pound Sterling, our reported revenue and gross profit will likely be reduced and net loss will likely increase. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results or our overall financial condition.

Seasonal demand for our products can cause large fluctuations in our quarterly results.

We expect to ship a high percentage of our total annual sales in the fourth quarter of the fiscal year, which makes it difficult for us to forecast accurately our financial results. In addition, our projections and results may be subject to significant fluctuations as a result of a number of other factors including:

*	the timing of orders from and shipment of products to major customers;
*	our product mix;
*	changes in the prices of our products;
*	manufacturing delays or interruptions;
*	acceptance by customers of competing products in lieu of our products;
*	variations in the cost of components for our products;
*	limited access to components that we obtain from a single or a limited number of suppliers;
*	competition and consolidation in the digital TV equipment industry;
*	seasonal and other fluctuations in demand for digital TV equipment; and
*	availability and rates of transportation.

Many of our competitors are larger and have greater financial and other resources than we do and those advantages could make it difficult for us to compete with them.

The general market for our products and services is extremely competitive and includes several companies which have achieved substantially greater market shares than we have, and have longer operating histories, larger customer bases, and substantially greater financial, development and marketing resources than we do. If overall demand for our products should decrease it could have a materially adverse affect on our operating results.

Inability to adequately protect our proprietary technology or renew our licenses could harm our ability to compete.

Our future success and ability to compete depends in part upon our proprietary technology and design rights as well as our licenses of intellectual property. We attempt to protect our proprietary technology and design rights with a combination of copyright, trademark and trade secret laws, as well as with our engineering processes, confidentiality procedures and contractual provisions. These legal protections afford only limited protection and are time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. With regard to license of intellectual property, which we often rely upon, we cannot ensure that these licenses will be available in the future on favorable terms or at all.

Substantially all of our assets and all but one of our directors and all of our officers are outside the United States, with the result that it may be difficult for investors to enforce, within the United States, any judgments obtained against us or any of our directors or officers.

Substantially all of our assets and our majority owned subsidiaries, are located outside the United States in the United Kingdom and Israel. In addition, all but one of our directors and all of our officers are nationals and residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce, within the United States, any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against our officers or directors.

Third parties may claim that we are infringing upon their intellectual property, resulting in significant litigation or licensing expenses or prevention from selling products.

While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly license agreements. However, we may not be able to obtain license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

If we are not able to manage the growth of our company we may never achieve profitability.

Our success will depend on our ability to expand and manage our operations and facilities. There can be no assurance that we will be able to manage our growth, meet the staffing requirements for manufacturing scale-up or for current or additional collaborative relationships, or successfully assimilate and train our new employees. In addition, to manage our growth effectively, we will be required to expand our management base and enhance our operating and financial systems. If we continue to grow, there can be no assurance that the management skills and systems currently in place will be adequate or that we will be able to manage any additional growth effectively. Failure to achieve any of these goals could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to retain the services of Messrs. Walton, Hilton and Grist or if we are unable to successfully recruit qualified personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued service of Mr. Anthony S. Walton, our Chief Executive Officer, Mr. Peter Hilton, our Chief Operating Officer, and Mr. Stephen Grist, our Chief Financial Officer. Loss of the services of Messrs. Walton, Hilton or Grist could have a material adverse effect on our growth, revenue, and prospective business. We do not maintain key-man insurance on the life of Messrs. Walton, Hilton or Grist. In addition, in order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

The issuance of shares upon conversion of our convertible notes, warrants and directors’ options may cause immediate and substantial dilution to our existing stockholders.

The issuance of shares upon conversion of our convertible notes, including the conversion of interest earned thereon and the exercise of the warrants and directors options may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. If all of the convertible notes and warrants are fully exercised or converted, we would be required to issue an additional 19,601,286 shares, approximately, being 18,690,122 shares calculated at the conversion price of the principal amount of the underlying notes, warrants and director options and 911,164 shares underlying the conversion of convertible interest accrued to maturity of such underlying convertible notes. The aggregate purchase price is approximately $9,337,087, comprised of approximately $8,986,075 principal amount and $351,012 of accrued interest through maturity. If existing shareholders purchased their shares for a price per share greater than this amount, such existing shareholders may experience a substantial dilution in the value of their shares.

If we fail to meet certain payment obligations, substantially all of Access Devices Digital Ltd.'s assets will be subject to foreclosure.

In connection with debts and other monies that are now or hereafter become due to Flextronics International Kft, Access Devices Digital Ltd. issued in favor of Flextronics a charge, or pledge, for all of Access Devices Digital Ltd.'s rights, title and interest in substantially all of Access Devices Digital Ltd.'s assets. As a result of this charge, if we fail to meet our payment or other obligations with regard to debts or other monies due to Flextronics International Kft, Flextronics will be entitled to foreclose on substantially all of our assets and liquidate these assets.

We will incur increased costs as a result of being an SEC registrant.

As an SEC registrant, we will incur significant legal, accounting and other expenses that we have not historically incurred. The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs significantly and to make some activities more time consuming and costly. For example, we are creating additional board committees and are adopting policies regarding internal controls and disclosure controls and procedures.

We will also incur additional costs associated with our public company reporting requirements. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion or without incurring material costs. We also expect that these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. At present, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We will be performing the system and process evaluation, testing and any necessary remediation required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their impact on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results, investors' confidence in our company and our ability to access capital markets and could cause our stock price to decline. If we fail to develop and maintain effective controls and procedures, we may be unable to provide required financial information in a timely and reliable manner.

Changes in accounting principles, including recent changes in employee stock option accounting rules, may adversely effect our reported operating results and our efforts and success in recruiting and retaining employees.

Technology companies have a history of using employee stock programs to hire, incentivize and retain employees in a competitive marketplace. Although we have issued stock options to non-employee directors, and CeRoma Ltd. has issued stock options to purchase its ordinary stock to its employees, we currently have no employee option plans in force relating to the Company’s common stock, but may introduce them in the future.

In December 2004, the Financial Accounting Standards Board, or FASB, adopted a new accounting standard that will require companies, including us, to record equity-based compensation expense for stock options and any employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning January 1, 2006. The actual amount of expense that we recognize will depend on the number of shares and the fair value of our common stock at the time of any grants of options and other stock awards to employees. The change in accounting rules may lead to an increased net loss, if we recognize a net loss, or a decrease in reported earnings, if we have earnings. This could also adversely affect our ability to use employee stock plans to attract and reward employees and could result in a competitive disadvantage to us in the employee marketplace. Our financial results could be adversely affected by other changes in accounting principles by FASB, the American Institute of Certified Public Accountants, the SEC, or various other bodies formed to promulgate and interpret accounting principles.

Risks Relating to Our Common Stock

Because our common stock is quoted on the pink sheets, your ability to sell your shares in the secondary trading market may be limited.

Our common stock currently is listed in the over-the-counter market on the Pink Sheets. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the Nasdaq Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange.

Our stock is a penny stock and trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system), subject to certain exceptions. Since our common stock may be subject to the existing rules on penny stock, the market liquidity for our common stock could be severely adversely affected.

Based upon the anticipated price of our common stock, it may be subject to Rule 15g-9 under the Exchange Act which imposes additional sales practice requirements on broker-dealers which sell securities to persons other than established customers and "accredited investors." For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received a purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of the broker-dealers to sell our securities and may affect our ability to secure future equity financing which would have a material adverse effect on us. The additional burdens imposed upon broker-dealers by such requirements also could discourage broker-dealers from effecting transactions in our common stock, which may have the effect of reducing the level of trading activity in the secondary market for our common stock.

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. We had 205,935,115 shares of common stock issued and 203,581,532 shares of common stock outstanding as of December 31, 2005. When this registration statement is declared effective, the selling stockholders may be reselling up to approximately 95,995,919 shares of our common stock and as a result of such registration statement, a substantial number of our shares of common stock may be available for immediate resale, which could have an adverse effect on the price of our common stock.

Any significant downward pressure on the price of our common stock as the selling stockholders sell the shares of our common stock could encourage short sales by the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.

Existing stockholders may experience significant dilution from the exercise of stock options that may be held by our directors, senior officers and employees under our equity incentive plans.

As of the date of this prospectus, we have granted two of our directors stock options to acquire an aggregate of  3,000,000 shares of our common stock. We intend to enact equity incentive plans under which our employees may be granted restricted stock or stock options to purchase shares of our common stock. The common stock underlying the options granted under the equity incentive plans, together with the grant of any restricted stock, may represent up to approximately 30% of our issued and outstanding shares of common stock. If such options were to be exercised and we issue these shares and any other restricted stock, then there will be a reduction in the proportionate ownership and voting power of all other stockholders.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission relating to the shares of common stock being offered by this Prospectus, and reference is made to such registration statement. This constitutes the Prospectus of Access Devices, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement and exhibits thereto, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements contained in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents and are not necessarily complete.  In each instance, we refer you to the copy of the contracts or other documents filed as exhibits to the registration statement, and the statements we have made in this Prospectus are qualified in their entirety by reference to the referenced contracts, agreements or documents.

The registration statement, including all exhibits, has been filed with the Securities and Exchange Commission, or the SEC, through the Electronic Data Gathering Analysis and Retrieval (EDGAR) system.   Following the effective date of the registration statement, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with these requirements, will file annual, quarterly and current reports and other information with the SEC. The public may read and copy any materials filed with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is (http://www.sec.gov).

MARKET SHARE, RANKING, DATA

In this Prospectus, we refer to information regarding industry and market data obtained from internal sources and industry publications. Although we believe the third party market data is reliable, we have not independently verified it. Unless otherwise noted, industry and market data are derived from third party sources.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this Prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to those set forth under "Risk Factors."

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. We received an aggregate of $8,072,875 in connection with the original issuance of the convertible notes to certain of the selling stockholders. We used the $8,072,875 for general working capital purposes, investment in research and development activities, the payment of professional fees, the commencement of sales activities and the hiring of personnel.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Pink Sheets under the symbol "ACDJ.PK" and may be traded over the counter on an unsolicited basis. The most recent bid price as of May 8, 2006 as reported by Bloomberg, L.P. was $1.05 on May 27, 2005. However, a true public market does not currently exist for our stock. The range of high and low bid prices on the OTC Bulletin Board for each quarter since our inception as reported by Bloomberg, L.P., is as provided in the chart below. Unless otherwise indicated, "n/a" signifies that there was no bid for our common stock during the relevant quarter.

	High		Low
Quarter Ended	Fiscal Year 2006
March 31, 2006	$	n/a		n/a
Quarter Ended	Fiscal Year 2005
December 31, 2005	$	n/a		n/a
September 30, 2005		n/a		n/a
June 30, 2005		1.20		1.05
March 31, 2005		n/a		n/a
Quarter Ended	Fiscal Year 2004
December 31, 2004		$1.15		$1.15
September 30, 2004		n/a		n/a
June 30, 2004(2)		n/a		n/a
March 31, 2004(2)		n/a		n/a
Quarter Ended	Fiscal Year 2003
December 31, 2003(2)	$	n/a	$	n/a
September 30, 2003(1) (2)		0.08		0.07
June 30, 2003(1) (2)		0.08		0.07
March 31, 2003(1) (2)		n/a		n/a

(1)	No bid price data was available for this period. The high and low reflect traded prices.

(2)	There was a 15 to 1 forward split of our common stock effected on June 7, 2004.

These quotations are in U.S. Dollars and reflect the inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

CAPITALIZATION

The following table sets forth: (1) our capitalization as of December 31, 2005 on an actual basis and (2) our capitalization on December 31, 2005 on a pro forma basis to give effect to the following: (i) the mandatory conversion of zero coupon convertible notes with a face value of $1,400,000 into 2,800,000 shares of common stock upon the effectiveness of this registration statement, (ii) the amortization of the remaining unamortized implied discount on the notes being reflected as converted of $1,118,126, and  (iii) the amortization of the remaining unamortized deferred financing costs associated with the notes being reflected as converted of $156,576. For additional information regarding our indebtedness, see "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes included elsewhere in this Prospectus.

	December 31, 2005
	Actual	Pro Forma
Notes Payable:
Current notes payable	$91,604	$91,604
Current convertible notes payable	1,365,965	1,109,695
Non-current convertible notes payable	25,604	—
Total notes payable	1,483,173	1,201,299
Stockholders Equity (Deficit):
Preferred stock, $0.001 par value; 25,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized; 205,935,115 shares issued, and 203,581,532 shares outstanding; 208,735,115 pro forma shares issued and 206,381,532 pro forma shares outstanding	205,935	208,735
Additional paid-in capital	84,505,926	85,903,126
Accumulated other comprehensive income (loss)	(83,315)	(83,315)
Accumulated deficit	(72,946,220)	(74,220,922)
Deferred compensation	(975,000)	(975,000)
Treasury stock, at par value (2,353,583 shares outstanding)	(2,353)	(2,353)
Total stockholders’ equity (deficit)	10,704,973	10,830,271
Total capitalization	$12,188,146	$12,031,570

The actual and pro forma capitalization table above excludes the effect of the conversion of 3,195,400 warrants with a weighted average exercise price of $0.72 per share, 3,000,000 stock options with an exercise price of $0.50 per share or 12,194,722 shares underlying principal amounts of convertible notes with a weighted average conversion price of $0.41, whose conversion is not mandatory upon the effectiveness of this registration statement.

The face value of current and non-current convertible notes differs from their carrying value, and amounts to $5,469,000 at December 31, 2005.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

Access Devices, Inc. was incorporated on March 8, 2000 and Access Devices Digital Ltd was incorporated on June 17, 2003. Access Devices, Inc. had no operations until its purchase of 70% of the then-outstanding shares of Access Devices Digital Ltd. on February 11, 2005. The table below includes the selected consolidated historical financial data for the acquired entity, Access Devices Digital Ltd., as of December 31, 2004 and for the period June 17, 2003 (date of inception) through December 31, 2003 and the year ended December 31, 2004. The selected consolidated historical financial data as of December 31, 2005 and for the year then ended reflects both Access Devices Digital Ltd.’s financial information through February 11, 2005 and the consolidated financial information for the Company thereafter. The financial information contained below is derived from the audited consolidated financial statements contained elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", “Summary Financial Information” and “Capitalization” appearing elsewhere in this Prospectus.

Selected Consolidated Statement of Operations Data:

	Period June 17, 2003 (date of inception) through December 31,	Year Ended December 31,
	2003	2004	2005
NET REVENUE
Hardware	$461	$2,726,366	$19,876,365
Royalties	—	257,663	581,407
Total net revenue	461	2,984,029	20,457,772

Cost of revenue	—	2,348,073	17,881,200
Gross profit	461	635,956	2,576,572

OPERATING EXPENSES
Selling, general and administrative:
Stock-based compensation	—	—	51,586,225
Other	160,971	2,038,049	6,132,643
	160,971	2,038,049	57,718,868
Research and development	19,303	1,863,059	5,646,666
Write-off of amount due from affiliate	—	336,908	—
Contract termination	—	—	2,288,508
Depreciation and amortization	86,177	282,072	311,419
Total operating expenses	266,451	4,520,088	65,965,461

Loss from operations	(265,990)	(3,884,132)	(63,388,889)

OTHER INCOME (EXPENSE)
Interest income	58	2,317	45,421
Interest expense	(13,096)	(209,067)	(3,232,232)
Loss on extinguishment of notes payable	—	(57,927)	(2,770,103)
Other income (expense)	—	6,732	(101,701)
Total other income (expense)	(13,038)	(257,945)	(6,058,615)

Loss before income tax benefit and minority interests	(279,028)	(4,142,077)	(69,447,504)
Income tax benefit	4,633	264,646	711,580
Minority interests	—	—	9,028
Net loss	$(274,395)	$(3,877,431)	$(68,726,896)

Basic and diluted net loss per share	$(0.00)	$(0.06)	$(0.47)

Basic and diluted weighted average shares outstanding	67,500,000	67,500,000	146,366,856

The above consolidated statement of operations data for 2005 includes the following items: $49,511,225 of stock-based compensation expense relating to the acquisition of the minority interest in Access Devices Digital Ltd. (see Note 16 to the consolidated financial statements); and $2,288,508 of contract termination payment relating to the termination of an unfavorable contract with Astral Promotions Ltd. (see Note 15 to the consolidated financial statements).

Selected Consolidated Balance Sheet Data:

	December 31,
	2004	2005
Cash and cash equivalents	$518,302	$2,052,618
Working capital deficiency	(4,688,193)	(4,756,643)
Total assets	3,610,786	28,124,941
Total current notes payable and convertible notes payable	3,946,891	1,457,569
Total non-current convertible notes payable	—	25,604
Accumulated deficit	(4,219,324)	(72,946,220)
Total stockholders' equity (deficit)	(4,286,398)	10,704,973

The face value of current and non-current convertible notes differs from their carrying value, and amounts to $5,469,000 at December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes, which are included herein. This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those indicated in the forward-looking statements. See "Cautionary Statement Concerning Forward-Looking Statements."

Executive summary

Access Devices, Inc. achieved significant growth in 2005. Total revenue increased to $20.5 million in 2005 compared to $3.0 million in 2004. Loss from operations was $63.4 million, which included non-cash charges of $49.5 million relating to the acquisition of the remaining 30% of Access Devices Digital Ltd. which the Company did not already own, $2.3 million in contract termination expense relating to a sales and distribution agent, $1.1 million relating to the issuance of shares to former directors of Access Devices Digital Ltd. and $1.0 million relating to the grant of options to current non-employee directors.

Net loss in 2005 was $68.7 million, or $0.47 per share, compared to $3.9 million, or $0.06 per share, in 2004.

Our 2005 results included $6.0 million of expenses relating to the amortization of beneficial conversion features in notes issued by the Company, amortization of deferred financing costs and loss on extinguishment of notes.

The Company's management continues to seek further investment into the Company and the filing of this Prospectus is one of the many activities undertaken by management in this regard. We have significant short- and medium-term cash flow pressures which management aims to alleviate by bringing in investment as required through the private placement of notes as well as negotiating with potential investors for a more significant round of equity financing.

We commenced our geographic expansion, moving from sales only in the UK in 2004 to sales in four geographies in 2005 and we expect our geographic expansion to continue as the digital TV standard, DVB-T, is adopted in more countries. We see increasing market pressures on prices for products with lower functionality and are moving the Company away from such products and into the higher-functionality products, such as DVRs which in turn are higher value and generate greater margins.

To that end, during 2005, we established two subsidiaries in Israel: Access Devices (Israel) Limited, which performs research and development activities relating to the mobility part of the DVB-T standard and enables us to create products with higher sensitivity than our competitors' products; and CeRoma Limited, which is developing a new silicon chip to act as the central processor for our products going forward and also to be sold to competitors. The first products developed by Access Devices (Israel) Limited went into production in the second quarter of 2005, while the first tape-out of the silicon chip at CeRoma is anticipated for early 2007.
In March 2006, in order to alleviate short term cash pressures, the Company entered into a stock purchase agreement for the sale of the 2,858,900 shares of CeRoma’s ordinary stock that it owned on such date to its primary placement agent for €1,429,450 payable as follows: (i) €500,000 on March 24, 2006, (ii) €500,000 on April 10, 2006 and (iii) €429,450 on April 24, 2006. In connection with the sale, the Company was granted a warrant to re-acquire the shares from the purchaser at certain predefined prices per share which increase over time. The warrant expires on December 31, 2006 but the Company intends to exercise the option as soon as it is feasible. The Company still controls two of three board seats in CeRoma.

Overview

We are a research and development-led technology company that designs and supplies digital television equipment for DVB-T in the business-to-business market. This equipment includes set-top boxes, which permit analog television and video equipment to receive a digital signal as well as an increasing number of other products designed to deliver TV programs to users in the rapidly-evolving digital TV market.

Our revenue is generated from private-label manufacturing of a range of customized set-top boxes and other digital TV equipment for global brands and UK and European retailers. As a private-label manufacturer, we customize the product, out-source the manufacturing to manufacturing partners in the UK and elsewhere at competitive global cost, package the product to customer specifications and manage the overall logistics.

Access Devices, Inc. was incorporated under the laws of the State of Nevada on March 8, 2000 and Access Devices Digital Ltd. was incorporated under the laws of England and Wales on June 17, 2003. Access Devices, Inc. had no operations until its purchase of 70% of the then-outstanding shares of Access Devices Digital Ltd. on February 11, 2005, referred to herein as the ADDL Acquisition. As a result of the acquisition, we acquired 1,166,667 ordinary shares in Access Devices Digital Ltd. in exchange for issuing 105,000,000 shares of our common stock to a stockholder of Access Devices Digital Ltd.

In December 2005, the Company entered into a series of transactions initiated by certain members of management whereby: (i) the remaining 30% minority interest in Access Devices Digital Ltd. was acquired for $13,628,775, consisting of 12,000,000 shares of our common stock and £250,000 in cash; and (ii) Access Devices, Inc. issued to management 45,400,000 shares of our common stock for £250,000. As a result, we own 100% of the outstanding shares of ordinary stock of Access Devices Digital Ltd.

As Access Devices Digital Ltd. was formed in June 2003, the first period of operation is the period from June 17, 2003 to December 31, 2003 and the first full year of operations is the period from January 1, 2004 to December 31, 2004. We began selling our products in the second half of 2004. As a consequence, the Company’s expenses have increased significantly between 2004 and 2005 to support the growth of the Company. Discussion of our financial condition and results of operations for periods prior to February 11, 2005 refers to that of Access Devices Digital Ltd and thereafter refers to our Company.

Revenue consists of sales of our digital TV equipment and royalties that we charge other companies for the use of our design in the manufacture of their own set-top boxes. We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors. These seasonal factors are common in our industry, which is heavily reliant upon sales during the holiday season. Consequently, the first two quarters are our slowest quarters while our fourth quarter is generally our strongest quarter. Our working capital and accounts receivable generally peak in the fourth quarter. We expect our seasonality trends to generally continue for the foreseeable future with a gradual decrease in our dependence on fourth quarter sales.

Cost of revenue consists predominantly of amounts paid to our contract manufacturing partners for the manufacture of our digital TV equipment and royalties paid to our software vendors for the licensing of any software products which are embedded within the equipment.

Selling, general and administrative expenses consist principally of stock-based compensation, payments to outsourced selling agents, consulting and professional fees, office infrastructure expenses, staff costs, travel expenses and bad debt expenses.

Research and development expenses consist of costs for the development of our product range. These costs are comprised of salaries and related payments to engineering staff and direct costs including software costs associated with such development.

Write-off of amount due from affiliate consists of the write-off of advances made to certain common vendors on behalf of an affiliated company, when it became clear to us that such advances would not be repaid.

Contract termination consists of the issuance of shares of common stock and payment of cash to acquire Astral Promotions Ltd. in order to terminate the unfavorable contractual relationship between us and Astral.

Depreciation and amortization consists primarily of depreciation of property and equipment and the amortization of acquired design rights.

Other income and expenses consist primarily of charges to interest expense arising from the amortization of (i) deferred financing costs; (ii) discounts on convertible notes payable; and (iii) discounts on convertible notes payable attributable to beneficial conversion features and losses on extinguishment of notes payable.

Critical accounting policies and estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The notes to the consolidated financial statements contained in this Prospectus describe our significant accounting polices used in the preparation of the consolidated financial statements. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

We believe the critical accounting polices listed below reflect significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Principles of consolidation

Access Devices, Inc. was incorporated on March 8, 2000 and Access Devices Digital Ltd. was incorporated on June 17, 2003. Access Devices, Inc. had no operations until its purchase of 70% of the then-outstanding shares of Access Devices Digital Ltd. on February 11, 2005. The consolidated financial statements prior to the date of the acquisition of Access Devices Digital Ltd. represent the financial position and results of operations of Access Devices Digital Ltd. The historical stockholders’ equity (deficit) in those statements has been recapitalized to reflect the common stock of the Company at its carrying value. After the acquisition of Access Devices Digital Ltd., the financial statements include the consolidated financial position and results of operations of the Company.

In January 2005, the Company began to consolidate CeRoma Ltd. (“CeRoma”), a newly formed Israeli-based technology company founded by several officers of the Company. CeRoma meets the definition of a variable interest entity since the equity investment at risk by its stockholders is not sufficient to permit it to finance its operations without additional financial support. The Company, even though it did not at that time own any of CeRoma’s ordinary stock upon formation, was determined to be the primary beneficiary of CeRoma since it absorbs the majority of the risk of loss and benefits from the majority of the residual returns of CeRoma. In December 2005, the Company converted £1,000,000 in advances receivable from CeRoma into approximately 60% of CeRoma’s outstanding ordinary stock. Upon consummation of the transaction, since it was determined that CeRoma no longer qualified as a variable interest entity, the Company began to consolidate CeRoma based upon its voting control.

Allowance for sales returns

We maintain an allowance for sales returns at an amount estimated to be sufficient to provide adequate protection against future returns of products sold to our customers. Such returns typically arise when the end customer returns the product because they believe it is malfunctioning; we have an historical analysis of such returns by customer, by product and by region in which the products are deployed. We utilize this historical analysis, applied across the sales in a given period, to determine the allowance for sales returns. However, given the Company’s rapid growth and the limited operating history both by product and by region, a considerable amount of judgment is required in determining the final allowance. If the factors utilized in determining the allowance do not reflect future performance, then a change in the allowance for sales returns would be necessary in the period such determination has been made, which would impact future results of operations.

Inventory

We hold inventory of finished goods and returned goods which we refurbish and sell. We also hold inventory of raw materials. Inventory is stated at the lower of cost, less any amounts required to bring products to marketable condition and location, or market value. We review all our inventory items regularly for obsolescence, considering current and expected future demand for the product and market conditions generally and make a provision for obsolescence in the event that we determine that we will be unable to sell such inventory or that the market value of the inventory falls below the current carrying value thereof. We also make an allowance against returns to reflect the net realizable value of such returns. Significant judgment is required in the determination of the returns allowance and provision for obsolescene and if the factors utilized in determining the allowance or provision do not reflect future performance, then a change in the provision for inventory obsolescence or allowance against returns would be necessary in the period such determination has been made, which would impact future results of operations.

Deferred taxes

Significant judgment is required in determining the realizability of our deferred tax assets. We must assess the likelihood that our net deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Our methodology for determining the realizability of our deferred tax assets involves estimates of future taxable income from our core business and the expiration dates and amounts of net operating loss carryforwards and other tax credits. Given our limited operating history, and our history of losses, we have determined that the achievement of our future business plans and therefore the creation of future taxable profits is not certain and have therefore established a valuation allowance against these net deferred tax assets.

If we adjust our estimates of future taxable income we may need to reduce the valuation allowance on our net deferred tax assets, which could materially impact our financial position and results of operations.

Long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Events or changes in circumstances that indicate the carrying amount may not be recoverable include, but are not limited to, a significant decrease in the market value of the business or asset acquired, a significant adverse change in the extent or manner in which the business or asset acquired is used, or a significant adverse change in the business climate. If such events or changes in circumstances are present, the undiscounted cash flow method is used to determine whether the asset is impaired. To the extent the carrying value of the asset exceeds the undiscounted cash flows over the estimated remaining life of the asset, the impairment is measured using the discounted cash flows. The discount rate utilized would be based on our best estimate of the related risks and return at the time the impairment assessment is made.

Goodwill

We account for goodwill in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.”  Under SFAS No. 142, goodwill and intangible assets with indefinite lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have elected to perform the annual impairment test on December 31 of each year. Goodwill has arisen from the purchase of the minority interest in Access Devices Digital Ltd. which has been accounted for using the purchase method. Since the carrying value of the minority interests of $0 is less than the fair value of the net assets acquired on the date of acquisition, the entire purchase price has been allocated to goodwill. This allocation is based upon preliminary estimates and assumptions. Accordingly, the allocation is subject to revision when we receive final information, including appraisals and other analyses. Revisions to the allocation, which may be significant, will be recorded as a further adjustment to the purchase price allocation.

Discounts on convertible notes payable attributable to beneficial conversion features

Discounts on convertible notes payable attributable to beneficial conversion features have been calculated based upon the intrinsic value of the beneficial conversion features. Such discounts are amortized on a straight-line basis over the term of the related convertible note payable and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different from those which would result from using the interest method.

Revenue recognition

We recognize hardware revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement exists, (ii) the sales price is fixed or determinable, (iii) collectibility is probable, and (iv) delivery has occurred. Hardware revenue is reflected net of customer returns.

We earn royalties for the use of our designs in units manufactured by a vendor pursuant to a royalty arrangement. These royalties are earned in the period the units subject to the royalties are manufactured. A non-refundable upfront fee received from this vendor pursuant to this arrangement is being recognized over the term of the arrangement on a straight-line basis in royalty revenue. The unearned portion of this fee is reflected as deferred revenue on the consolidated balance sheet.

Research and development

Costs for the internal development of new products and for substantial enhancements to existing products to be sold are expensed as incurred until technical feasibility has been established, at which time any additional costs are capitalized. To date, the Company has not capitalized any research and development costs because the costs incurred for products between the attainment of technical feasibility, in our judgment, and the date the products are available for general release to customers have been insignificant. In the future, the capitalization of such costs may occur, and management judgment will be required to determine the point at which technical feasibility is established.

Stock-based compensation

We use the intrinsic value method to account for stock options and other equity instruments we have granted to our non-employee directors. As of December 31, 2005, we had not issued any stock options to employees.

Contract termination cost

In September 2005, we acquired all of the outstanding ordinary stock of Astral Promotions Ltd. (“Astral”) for an aggregate purchase price of $2,288,508, consisting of 1,546,200 shares of common stock and £200,000. Prior to the date of acquisition, Astral did not have any assets, operations, employees, or contractual relationships other than a sales and distribution arrangement with us. The decision to acquire Astral was based upon the need to eliminate the unfavorable terms of the contractual arrangement and eliminate any rights which Astral could potentially claim against us in the future. Immediately following the date of acquisition, we dissolved Astral. It is our conclusion that the activities of Astral did not constitute a business. We elected to account for the transaction as a contract termination and we therefore recognized the entire purchase price of $2,228,508 as a contract termination expense in the consolidated financial statements.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)") which (i) revises SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to eliminate the disclosure only provisions of that statement and the alternative to follow the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related implementation guidance, and (ii) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award and recognize that cost in its results of operations over the period during which an employee is required to provide the requisite service in exchange for that award. The statement is effective for financial statements as of the beginning of the first annual period that begins after June 15, 2005. The Company will apply this statement prospectively. The Company is currently in the process of determining the impact that the adoption of the provisions of SFAS 123(r) will have on its consolidated financial position and consolidated results of operations.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable. SFAS 154 also required that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the provisions of SFAS 154 to have a material impact on its consolidated financial position or consolidated results of operations.

In September 2005, the Emerging Issues Task Force issued Abstract 05-08, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature" ("EITF 05-08"). EITF 05-08 requires the basis difference between financial reporting and income tax reporting that results from the issuance of convertible debt instruments with embedded beneficial conversion features to be considered a temporary difference for purposes of applying SFAS 109, "Accounting for Income Taxes". EITF 05-08 also requires the recognition of deferred income taxes for the temporary differences resulting from the issuance of convertible debt instruments with embedded beneficial conversion features to be recorded as an adjustment to additional paid-in capital. EITF 05-08 is effective for fiscal years beginning after December 15, 2005. The Company is currently in the process of determining the impact that the adoption of EITF 05-08 will have on its consolidated financial position and consolidated results of operations.

Results of Operations

Comparison of Year ended December 31, 2005 and December 31, 2004

Revenue

For the year ended December 31, 2005, we generated a total of $20,457,772 in net revenue compared to $2,984,029 for the year ended December 31, 2004, an increase of $17,473,743. The revenue in 2005 consisted of $19,876,365 in sales of our digital TV equipment and $581,407 of royalties that we charge another company for the use of our design in the manufacture of their own set top boxes ($257,663 in 2004). We only commenced sales of our own digital TV equipment in September 2004 and in 2004, sales were only made in the United Kingdom. In 2005, we commenced sales and marketing activities with our own staff and increased the sales made to UK customers. In the third and fourth quarters of 2005, we also commenced sales to other European territories, including Finland and Spain. In 2004, we sold 35,560 units of our own digital TV equipment, all of which were TopUp TV boxes. In 2005 we sold a total of 371,299, of which 308,009 were TopUp TV boxes, 51,224 were basic boxes and 12,066 were DVRs. The fall in average price per unit from $76 to $53 principally reflects the downward market pressure on selling prices. Sales to other European territories represented 12% of 2005 revenues compared to zero in 2004. We plan to continue to grow the number of customers and territories into which we are shipping and are projecting full year revenue of approximately $60 million in 2006.

Cost of revenue

Cost of revenue consisted of amounts paid to our contract manufacturing partners and royalties paid to our software vendors and were $17,881,200 for the year ended December 31, 2005, or 87% of revenue ($2,348,073 or 79% of revenue in 2004). Gross profit was $2,576,572 in the year ended December 31, 2005, or 13% of revenue, compared with $635,956, or 21% of revenue in 2004. We expect to see continued pressure on selling prices from our customers and therefore continued pressure on gross profit in the future. In order to mitigate this effect, the Company is continuing to invest in research and development with the dual goals of producing unique products which can themselves hold up better margins and minimizing the payments of royalties to software vendors by developing more of that technology within the Company. Additionally, we continue to seek ways to reduce our costs by improving our component prices and choosing the most cost-effective manufacturing facilities in which to make our products.

Operating expenses

Operating expenses are principally comprised of staff costs, including stock-based compensation charges, selling and marketing expenses, consulting and professional fees, travel expenses, other selling, general and administrative costs, research and development, contract termination costs and depreciation and amortization. In all these categories, expenses in the year ended December 31, 2005 have been substantially greater than the same costs in 2004. This reflects the growth of the Company referred to above, the opening of two research and development affiliates in Israel and, in the case of professional fees, costs associated with the process of filing this registration statement.

Operating expenses have been significantly affected in the year ended December 31, 2005 by three transactions involving stock-based compensation. These comprised (i) the issuance of 45,400,000 shares of common stock to certain members of management in exchange for £250,000 in connection with the acquisition of the minority interest in Access Devices Digital Ltd.; (ii) the issuance of 1,000,000 shares of common stock to the former directors of Access Devices Digital Ltd.; and (iii) the issuance of an aggregate 3,000,000 stock options to our non-employee directors. A further expense of $2,288,508 (of which $1,932,750 was non-cash) was incurred in terminating an unfavorable sales and distribution agreement. Any future charges for similar items are not expected to be of similar magnitude to the charges incurred in the year ended December 31, 2005.

Overall, operating expenses amounted to $65,965,461 (of which $53,874,733 was non-cash) for the year ended December 31, 2005 compared to $4,520,088 in 2004.

Selling, general and administrative

Stock-based compensation charges for the year ended December 31, 2005 amounted to $51,586,225, compared with $nil for the year ended December 31, 2004. These charges are comprised of $49,511,225 relating to the issuance of common stock to certain officers of the Company in connection with the acquisition of the minority interests in Access Devices Digital Ltd.; $1,100,000 relating to the issuance of common stock to the former directors of Access Devices Digital Ltd., as compensation for their past services as directors of Access Devices Digital Ltd. following the acquisition of the minority interest in Access Devices Digital Ltd. and $975,000 relating to the issuance of stock options to the non-employee directors of Access Devices, Inc.. In December 2005, the Company entered into a series of transactions which resulted in acquisition of the remaining 30% minority interests in Access Devices Digital Ltd. in exchange for an aggregate purchase price of $13,628,775, consisting of 12,000,000 shares of common stock and £250,000 and the issuance of 45,400,000 shares of common stock to certain officers for £250,000. The non-cash compensation charge of $49,511,225 reflects the difference between the fair value of the common stock and the cash paid by the officers on the date of issuance.

Selling and marketing expenses were $1,185,448 for the year ended December 31, 2005 compared to $391,653 for the year ended December 31, 2004, an increase of $793,795. This increase arises from the increase in the sales and marketing activities of the company, including a growth of sales and marketing staff from one at December 31, 2004 to seven at December 31, 2005 and spending on items such as trade fairs. The Company had its first stand at the IFA show in Berlin in 2005 and intends to continue to attend strategic trade fairs as well as continue to increase the number of sales and marketing staff. The Company also intends to open additional sales offices to support expected international growth in sales and expects selling and marketing expenses to continue to increase substantially.

General and administrative staff costs were $1,994,756 for the year ended December 31, 2005 compared to $1,082,871 for the year ended December 31, 2004, an increase of $911,885, or 84%. Included within general and administrative staff are our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. We have also increased the number of administrative support, infrastructure, information technology and finance staff during the course of 2005. General and administrative staff comprised six people at December 31, 2004 and rose to eleven people at December 31, 2005. We expect these costs to increase gradually over time as the Company continues to expand.

Consulting and professional fees were $1,232,211 for the year ended December 31, 2005 compared to $142,737 for the year ended December 31, 2004, an increase of $1,089,474. These costs have primarily increased in connection with our filing of this registration statement, which amounted to approximately $580,000 of consulting and professional fees in the year ended December 31, 2005 ($nil in the year ended December 31, 2004). These fees also include amounts paid in relation to services provided by our executive vice-chairman, which increased from $67,188 in the year ended December 31, 2004 to $278,711 in the year ended December 31, 2005, as such services were only provided for the last four months of the year ended December 31, 2004. We expect these costs to be most influenced by our move from a private company to a public company, and expect to incur annual costs of approximately $1.0 - $1.2 million associated with this move.

Travel expenses increased from $61,114 in the year ended December 31, 2004 to $491,284 in the year ended December 31, 2005, an increase of $430,170 as we: incurred significant travel costs seeking additional financing for the Company, principally involving travel from the UK to Switzerland and the USA; established commercial partnerships with companies in diverse locations such as Taiwan and Turkey; and commenced our Israeli operations, which required significant amounts of travel between London and Tel Aviv. We expect our travel expenses to continue to increase as we grow the Company's geographical sales activities.

Other selling, general and administrative includes office infrastructure expenses and freight charges relating to the establishment of relationships with new manufacturers. These costs increased from $359,674 in the year ended December 31, 2004 to $1,228,944 in the year ended December 31, 2005. The freight charges relating to establishment of new manufacturing facilities were approximately $300,000, while the remaining growth in other selling, general and administrative results from the opening of the new offices in Israel (an effect of $98,414 in 2005) and a growth in items such as telephone costs arising from the growth of staff.

Research and development

Research and development costs have increased from $1,863,059 in the year ended December 31, 2004 to $5,646,666 in the year ended December 31, 2005, an increase of $3,783,607. These costs are comprised of salaries and related payments to engineering staff and direct costs associated with the development of our product range and the introduction of new products including costs of software utilized in research activities. The increase reflects the increase in the number of research and development staff in London from 11 to 25 people, the opening of our subsidiaries in Israel, with a total of 26 people and the higher development costs involved in the introduction of higher value products, such as the DVR and the PCMCIA card. Access Devices (Israel) Ltd incurred research and development costs of $516,478 in 2005 while CeRoma Ltd. incurred research and development costs of $1,850,092 in 2005. We expect to continue to increase our expenditure on research and development activities.

Contract termination

In September 2005, the Company acquired all of the outstanding ordinary stock of Astral Promotions Ltd. ("Astral") for an aggregate purchase price of $2,288,508, consisting of 1,546,200 shares of common stock and £200,000. This transaction was done in order to eliminate the unfavorable terms of the contractual arrangement the Company had with Astral. The Company treated the transaction as a contract termination payment. It is not anticipated that any such charge will occur in the future.

Depreciation and amortization

Depreciation and amortization charges for the year ended December 31, 2005 were $311,419 compared to $282,072 for the year ended December 31, 2004, an increase of $29,347 or 10%. Charges for the year ended December 31, 2004 included amortization of acquired design rights for the full year, while in the year ended December 31, 2005, we finished amortization of such design rights. The investment in property and equipment during the year ended December 31, 2005 of $587,650 gave rise to depreciation for the year offsetting the aforementioned reduction in amortization. We do not expect our depreciation and amortization to increase significantly as we do not expect to invest significant sums in property and equipment, other than that related to office infrastructure.

Other income (expense)

Interest income

Interest income for the year ended December 31, 2005 was $45,421 as compared with $2,317 for the year ended Dcember 31, 2004. Interest income arose primarily on positive cash balances in Access Devices Digital Ltd. and CeRoma Ltd.

Interest expense

Interest expense increased from $209,067 for the year ended December 31, 2004 to $3,232,232 for the year ended December 31, 2005, an increase of $3,023,165. Of this total interest expense, $2,464,915 represents the amortization of discounts on notes attributable to embedded beneficial conversion features and $672,721 represents the amortization of deferred financing costs. The remaining interest charge of $94,596 for the year ended December 31, 2005 represents a decrease of $114,471 from the 2004 interest charge. The principal method of financing of the Company in 2005 was through the issuance of convertible notes.

Loss on extinguishment of notes payable

Loss on extinguishment of notes payable amounted to $2,770,103 in the year ended December 31, 2005 compared to $57,927 in the year ended December 31, 2004, an increase of $2,712,176. The loss on extinguishment in 2005 principally comprises $2,099,255 arising from the sale of shares of common stock to the holders of notes payable with a 5% interest rate, and $664,941 arising from the conversion prior to their maturity of two zero coupon convertible notes into shares of common stock. It is expected that the Company will continue to incur losses on extinguishment of notes payable in 2006. In 2004, the loss on extinguishment arose from the repayment of certain loans prior to their maturity dates.

Other

Other expense for the year ended December 31, 2005 was $101,701 as compared with other income of $6,732 in 2004. The 2005 expense arose primarily as a result of realized foreign currency losses in settling accounts payable in currencies other than the functional currency of each company.

Income tax benefit

The effective tax benefit rate for the year ended December 31, 2005 decreased to 1% from 6% in 2004. As we are presently incurring losses, we do not incur income taxes. We have net operating losses in the United States, United Kingdom and Israel. In the United Kingdom and Israel, such losses will carry forward indefinitely while in the United States there are time limits on the future availability of tax loss carry-forwards. However, as a result of the United Kingdom's research and development tax regime, we are able to claim a tax credit for amounts that we can show the UK authorities have been legitimately spent on research and development activities. At present, the tax benefit in our statement of operations is the amount of research and development tax credit we expect to obtain in the UK. This tax credit is either available as a cash payment from the authorities, or can be used to offset any taxes (such as payroll or value-added taxes) owed by us to the tax authorities. The effective tax benefit rate fell as a percentage of pre-tax loss principally due to the stock-based compensation charge incurred by us, which does not form part of the basis of the UK research and development tax credit.

We will apply in Israel for tax treatment as a "Privileged Enterprise", which, if approved, will give rise to an exemption from Israeli taxes for 2 years and reduced rates of tax to between 10% to 25%, depending upon the level of foreign investment in the capital structure of the Israeli companies. At present, both Access Devices (Israel) Ltd and CeRoma Ltd. are incurring losses, which are available for loss carry-forwards for up to seven years.

Minority interests

Minority interests arose for the first time in 2005 as a consequence of the acquisition of minority interests in Access Devices Digital Ltd. and the conversion of the investment in CeRoma Ltd. from an intercompany loan to equity.

Net loss

The net loss for the year ended December 31, 2005 was $68,726,896 as compared to a net loss of $3,877,431 for the year ended December 31, 2004.

This increased loss of $64,849,465 can be attributed to: stock-based compensation charges of $51,586,225; a contract termination expense of $2,288,508; increased interest and loss on extinguishment of notes payable of $5,735,341; increased gross profit of $1,940,616 and a general increase in the costs of the business to create the infrastructure to support future growth (net of income tax benefit) of $7,180,007.

Comparison of the Year 2004 to the Period from June 17, 2003 (date of inception) through December 31, 2003

Revenue

For the year ended December 31, 2004, we generated a total of $2,984,029 in net revenue compared to $461 for the period from June 17, 2003 (date of inception) through December 31, 2003. The revenue in 2004 consisted of $2,726,366 of sales of our digital TV set-top boxes and $257,663 of royalties that we charge another company for the use of our design in their manufacture of their own set-top boxes ($nil in 2003). We commenced sales of our products in September 2004 and by the end of that year had three customers in the United Kingdom.

Cost of revenue

Cost of revenue consisted of amounts paid to our contract manufacturing partners and royalties paid to our software vendors and were $2,348,073 for the year ended December 31, 2004 ($nil in 2003), resulting in a gross profit of $635,956 or 21.3% of revenue during the year ended December 31, 2004 ($461 in 2003).

Operating expenses

Total operating expenses for the year ended December 31, 2004 were $4,520,088, compared to total operating expenses for the period June 17, 2003 (date of inception) through December 31, 2003 of $266,451, an increase of $4,253,637. This increase in operating expenses arose from the fact that our operations essentially commenced in 2004, with 2003 expenses being preliminary costs incurred prior to hiring staff and developing our own products.

Selling, general and administrative

Selling and marketing expenses were $391,653 for the year ended December 31, 2004 compared to $99,668 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $291,985 or 293% as we significantly increased our sales and marketing activities, hiring one member of staff and incurring consulting fees in 2004 leading towards the sales of our digital TV equipment in the last four months of 2004.

Staff costs were $1,082,871 for the year ended December 31, 2004 compared to $1,713 for the period June 17, 2003 (date of inception) through December 31, 2003, as we began to hire staff in January 2004, rising to six general and administrative staff by December 31, 2004.

Consulting and professional fees were $142,737 for the year ended December 31, 2004 compared to $42,390 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $100,347 or 237% as we engaged professionals to assist with the refinement of our business plan and creation of our information technology infrastructure.

Office infrastructure expenses were $359,674 for the year ended December 31, 2004 compared to $15,973 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $343,701, as we only began to occupy and therefore commit to rentals and related costs for our principal offices in 2004.

Travel expenses were $61,114 for the year ended December 31, 2004 compared to $1,226 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $59,888, as we only commenced incurring travel expenses after hiring our employees. Travel costs principally included costs relating to visiting our contract manufacturing suppliers and potential contract manufacturers.

Research and development

Research and development costs were $1,863,059 for the year ended December 31, 2004 compared to $19,303 for the period ended December 31, 2003. The increase of $1,843,756 reflects the relatively shorter period in 2003, the hiring of 11 engineering and development staff by December 31, 2004 and the resultant introduction of new products to the market in 2004.

Write-off of amount due from affiliate

This expense, amounting to $336,908 for the year ended December 31, 2004 compared to $nil for the period June 17, 2003 (date of inception) through December 31, 2003, arose as a result of us writing off amounts advanced on behalf of a related party, Access Devices Ltd. This company had certain common directors and was under the control of certain stockholders of the Company. The Company shared office space and certain common vendors with Access Devices Ltd. As Access Devices Ltd.'s business began to deteriorate, the Company continued to make advances to common vendors since it required the continued cooperation of such vendors to advance its business. When it became apparent to the Company that it would not be repaid for the advances made on behalf of Access Devices Ltd., it recognized a charge for the write-off of all amounts owed by Access Devices Ltd.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2004 was $282,072 as compared with $86,177 for the year ended December 31, 2003. The principal component of this charge in each year is the amortization of acquired design rights. As these were acquired in September 2003, only four months amortization was charged in that year, whereas in 2004, a full year's amortization was charged. Amortization of design rights amounted to $84,205 in 2003 and $253,831 in 2004.

Other Income (Expense)

Interest expense

Interest expense rose from $13,096 in the period ended December 31, 2003 to $209,067, arising principally from the amortization of the premium on convertible notes charged to interest during the year ended December 31, 2004.

Loss on extinguishment of notes payable

Certain convertible notes were repaid in the fourth quarter of 2004, giving rise to a charge of $57,927 for the remaining unamortized premium on these convertible notes.

Other

Other income amounted to $6,732 in the year ended December 31, 2004 ($nil in 2003) and comprised amounts invoiced for certain administrative services provided to a third party.

Income tax benefit

The effective tax benefit rate for 2004 increased to 6% from 2% in 2003. As we are presently incurring losses, we do not incur income taxes. We have net operating losses which will carry forward indefinitely in the United Kingdom. However, as a result of the United Kingdom's research and development tax regime, we are able to claim a tax credit for amounts that we can show the UK authorities have been legitimately spent on research and development activities. At present, the tax benefit in our statement of operations is the amount of research and development tax credit obtained in the UK. This tax credit is either available as a cash payment from the authorities, or can be used to offset any taxes (such as payroll or value-added taxes) owed by us to the tax authorities. The effective tax benefit rate rose as a percentage of pre-tax loss due to the proportionally higher research and development costs in 2004 as compared with 2003.

Net loss

The net loss for the year ended December 31, 2004 was $3,877,431 compared with a net loss of $274,395 for the period ended December 31, 2003. The increase of $3,603,036 arises since we commenced operations in 2003 and only began hiring staff in 2004. We expect our net losses to continue at least until 2006.

Liquidity and Capital Resources

To date we have had negative cash flows from operations and we have been dependent on sales of our equity securities and debt financing to meet our cash requirements. We incurred net losses of $68,726,896, $3,877,431 and $274,395 for the years ended December 31, 2005 and 2004 and the period ended December 31, 2003, respectively. Our estimated working capital requirements, investment in property and equipment and projected net loss for the year December 31, 2006 total approximately $10,500,000, which we intend to fulfill through the sale of our equity securities and convertible notes. To that end, our senior executives have held meetings with more than 40 potential investors, have raised $1,000,000 since December 31, 2005 through the issuance of convertible notes and continue to actively discuss investment with a number of such investors. CeRoma Ltd. has raised €1,100,000 since December 31, 2005 through the issuance of convertible notes. We have also raised approximately $1,750,000 through the sale of our holding in CeRoma Ltd., we have extended the maturities of approximately $1,800,000 face value of convertible notes payable and sold equity securities for an amount of approximately $80,000, net of fees paid to a placement agent. Additionally conversations have commenced with a number of parties to discuss a substantial equity financing. We cannot assure you that our actual cash requirements will not exceed our estimates.

The report of our independent registered public accountants on the 2005 consolidated financial statements included an explanatory paragraph stating that there is substantial doubt with respect to our ability to continue as a going concern. We believe that we have a plan to address these issues and enable us to continue through the end of 2006. This plan includes obtaining additional equity or debt financing and significantly increasing the sales of our digital TV equipment during the course of 2006 such that we are currently projecting positive cash flow from operations in the fourth quarter of that year. In order to generate positive cash flow from operations, we estimate we require revenue in excess of $12 million in a quarter. Although we believe that the plan will be realized, there is no assurance that these events will occur. In the event that we are unsuccessful, it is possible that we will cease operations or seek bankruptcy protection. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have historically financed operations from the issuance of convertible debt and the sale of common stock. On December 31, 2005, we had cash on hand of $2,052,618 and a working capital deficiency of $4,756,643 as compared to cash on hand of $518,302 and a working capital deficiency of $4,688,193 at December 31, 2004. We received an aggregate of $8,072,875 in connection with the issuance of convertible notes to certain of the selling stockholders. We used the $8,072,875 for general working capital purposes, investment in research and development activities, the payment of professional fees, the commencement of sales activities and the hiring of personnel. In an effort to increase our working capital, we have commenced negotiations to enter into an invoice discounting facility in the amount of £4 million. We will also continue to issue convertible debt and sell common stock as market conditions allow.

Cash flows

Our cash flow needs are subject to numerous contingencies and risks beyond our control, including market acceptance of our products, competition from well-funded competitors and our ability to manage our expected growth.

During 2005, operating activities utilized cash of $5,256,029 compared to $2,487,367 in 2004. Changes in working capital accounts related to: an increase in net accounts receivable of $3.5 million due to the increased level of sales and the increased customer base: an increase in net inventory of $3.3 million reflecting certain finished goods inventory held for sale at the end of 2005, as well as the inventory of finished goods returned from certain of our customers; an increase in other current assets of $1.5 million, arising principally from certain contractual relationships relating to software being utilized by our Israeli subsidiaries; and an increase of $10.7 million in accounts payable as we continue to manage our days payable outstanding when compared with our days of sales outstanding to enhance liquidity.

During 2004, the principal changes in working capital accounts were: an increase of $1.7 million in accounts receivable due to the increased level of sales in 2004 compared with 2003; and an increase of $2.6 million in accounts payable due to the fact that we commenced sales of our products in 2004 and incurred significant costs of revenue for the first time in the fourth quarter of that year.

Cash flows used in investing activities for the year ended December 31, 2005 were $1,116,448 compared to $119,265 for the year ended December 31, 2004. Cash flows used in investing activities consisted of capital expenditures (see "—Capital Expenditures") and cash paid for the acquisition of the minority interest in Access Devices Digital Ltd.

Cash flows provided by financing activities were $7,832,396 in the year ended December 31, 2005 as compared to $3,151,750 for the same period in 2004. Cash flows from financing activities consisted primarily of receipts of proceeds (net of financing costs of $1,101,925) from convertible notes with embedded beneficial conversion features and notes payable on demand and are expected to continue to increase to support our increasing business activities.

Cash flows used in investing activities for the year ended December 31, 2004 were $119,265 for 2004 compared to $309,779 for the period June 17, 2003 (date of inception) through December 31, 2003. Cash flows used in investing activities consisted primarily of capital expenditures and intangible assets. See "—Capital Expenditures."

Cash flows provided by financing activities were $3,151,750 in the year ended December 31, 2004 as compared to $379,119 for the period June 17, 2003 (date of inception) through December 31, 2003. Cash flows from financing activities in 2004 consisted primarily of receipts of proceeds from convertible notes, partially offset by the repayment of certain other convertible notes, while in 2003, a combination of convertible notes and ordinary shares were used.

Capital expenditures

Capital expenditures in the period June 17, 2003 (date of inception) through December 31, 2003 were principally comprised of the acquisition for $472,845 of design rights from a related party for $290,193 in cash, the assumption of $51,211 in accounts payable and the assumption of a £77,000 note payable (with a U.S. dollar equivalent of $131,441). Capital expenditures were $119,265 in 2004, consisting of computer hardware, software, and other technical equipment. Capital expenditures in 2005 were $587,650, consisting principally of computer hardware, software and tools to be utilized in our Israeli operations as well as $100,023 expenditure on domain names. The increase in our capital expenditures for 2005 as compared to 2004 primarily is due to the development of a silicon chip in one of our Israeli subsidiaries. Excluding any voluntary capital improvement projects that we may decide to undertake in 2006, we do not expect that our 2006 capital expenditures will vary significantly from our historical capital expenditure trends.

Debt and other obligations

To date, we have been able to raise funds through the sale of our shares of common stock and by issuing convertible debt and warrants. Since December 31, 2004, we have undertaken the following initiatives to obtain funding for our ongoing operations:

1. On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common stock at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of April 28, 2008. The holder of the note may convert all or any part of the note into common stock at any time after October 28, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering.

2. On May 20, 2005, we issued a zero coupon convertible note for the principal amount of $1,250,000 convertible at maturity into our common stock at a conversion price of $0.50 per share to Tarminda Investments Limited, a company organized under the laws of the British Virgin Islands. This zero coupon convertible note does not bear interest and has a maturity date of May 20, 2008. The holder of the note may convert all or any part of the note at any time after November 20, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Tarminda Investments Limited does not have any registration rights under this note. On December 5, 2005, Tarminda Investments Limited elected to convert all of the $1,250,000 in principal amount outstanding under the note. The 2,500,000 shares of common stock resulting from such conversion were issued in January 2006.

3. On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of May 25, 2008. The holder of the note may convert all or any part of the note at any time after November 25, 2005 and prior to the maturity date. On November 21, 2005, Faisal Finance (Switzerland) SA notified us of their decision to convert all of the $500,000 in principal amount outstanding under the note and the resulting 1,000,000 shares were issued in December 2005.

4. On June 6, 2005, we issued a zero coupon convertible note for the principal amount of $200,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Martin Bourbonnais, an individual domiciled in Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of June 6, 2008. The holder of the note may convert all or any part of the note at any time after December 6, 2005 and prior to the maturity date.  On November 20, 2005, Martin Bourbonnais notified us of his decision to convert all of the $200,000 in principal amount outstanding under the note and the resulting 400,000 shares were issued in December 2005.

5. On June 6, 2005, pursuant to a Secured Bridge Loan dated as of May 13, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due October 31, 2005 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to EPM Holding AG. The interest on this note began accruing as of May 13, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.  On December 2, 2005, EPM Holding AG elected to convert all of the £500,000 in principal amount outstanding plus the interest accrued thereon under the note.

6. On September 26, 2005, pursuant to Secured Bridge Loans dated as of September 12, 2005, Access Devices Digital Ltd. issued 10% Secured Notes due March 31, 2006 for the aggregate principal sum of £515,000, convertible at maturity into our common stock at a conversion price of $0.25 per share. The interest on these notes began accruing as of September 14, 2005. On March 31, 2006, the holders of these notes agreed to extend the maturity date to September 30, 2006.

7. On October 25, 2005, we issued a zero coupon convertible note for the principal amount of $50,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Georges Naeff, an individual domiciled in Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of October 24, 2008. The holder of the note may convert all or any part of the note at any time after December 6, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering.

8. On November 1, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due April 30, 2006 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of November 1, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock. On April 30, 2006, EPM Holding AG agreed to extend the maturity date to September 30, 2006.

9. On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £120,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Berkin Business SA. The interest on this note began accruing as of November 14, 2005. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock.

10. On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mulberry Development SA. The interest on this note began accruing as of November 14, 2005. The terms of the note provide Mulberry Development SA with registration rights for the underlying shares of common stock.

11. On December 5, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 6, 2006 for the principal sum of £1,000,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of December 5, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

12. On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mr. Kurt Hahn. The interest on this note began accruing as of December 15, 2005. The terms of the note provide Mr. Hahn with registration rights for the underlying shares of common stock.

13. On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £50,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Ms. Gudrun Eiz. The interest on this note began accruing as of December 15, 2005. The terms of the note provide Ms. Eiz with registration rights for the underlying shares of common stock.

14. On February 14, 2006, we issued a 12% convertible note due August 14, 2006 for the principal amount of $1,000,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.45 per share or 110% of the per share value at which our next equity financing is achieved (or if no equity financing is completed, $0.25) to EPM Holding AG. The interest on this note began accruing as of February 14, 2006.

15. As of January 30, 2006, Access Devices Digital Ltd. issued a charge, or pledge, for substantially all of its assets in favor of Flextronics International Kft to secure all of its debts and other monies now or hereafter owed to Flextronics International Kft.

16. In February 2006, CeRoma Ltd. issued €1,100,000 in convertible notes to several investors. The notes bear interest, which is payable upon maturity, at 10% per annum, mature on February 27, 2007 and are convertible (along with accrued interest) to CeRoma’s ordinary stock at the option of the holder at €0.50 per share.

After the effective date of this registration statement, the zero coupon convertible notes will no longer be outstanding as they will convert automatically. The following loans will remain outstanding as of the effective date of this registration statement: (i) the Secured Bridge Loans issued by Access Devices Digital Ltd. with a total principal amount of £2,245,000; (ii) the convertible note issued on February 14, 2006 by Access Devices, Inc. with a principal amount of $1,000,000; and (iii) the convertible notes issued by CeRoma Ltd. with a total principal amount of €1,100,000.

Additionally, the following funding was also obtained:

1. In March 2005, we issued an aggregate of $875,000 in notes to two investors. These notes bear interest, which is payable upon redemption, at 5% per annum and are payable upon demand with 30 days advanced notice. These notes were evidenced by loan agreements dated October 21, 2005. On November 11, 2005, an agreement was entered into to convert the then-outstanding principal and accrued interest of these notes into our common stock at the conversion price of $0.35 per share. In December 2005, we issued 2,479,025 shares of common stock pursuant to this agreement and in January 2006 we issued the remaining 99,675 shares.

2. In May 2005, we issued a $113,744 note payable to an investor. This note bears interest, which is payable upon redemption, at 5% per annum and is payable upon demand with 30 days advanced notice. This note was evidenced by a loan agreement dated October 21, 2005. On November 11, 2005, an agreement was entered into to convert the then-outstanding principal and accrued interest of these notes into our common stock at the conversion price of $0.35 per share. In December 2005, we issued 319,975 shares of common stock pursuant to this agreement and in January 2006 we issued the remaining 12,865 shares.

3. In October 2005, we issued a note for the amount of $52,215 to Consigo Consulting Ltd., a company controlled by one of our officers. This note is payable upon demand and began to bear interest at 7.5% per annum in January, 2006.

4. In March 2006, in order to alleviate short term cash pressures, we entered into a stock purchase agreement for the sale of the 2,858,900 shares of CeRoma’s ordinary stock that we owned on such date to our primary placement agent for €1,429,450 payable as follows: (i) €500,000 on March 24, 2006, (ii) €500,000 on April 10, 2006 and (iii) €429,450 on April 24, 2006. In connection with the sale, we were granted a warrant to re-acquire the shares from the purchaser at certain predefined prices per share which increase over time. The warrant expires on December 31, 2006 but we intend to exercise the option as soon as is feasible.

5. In December 2005, we sold 510,699 shares of common stock for an amount of $153,209, net of placement fees. In February 2006, we sold a further 436,937 shares of common stock for an amount of $80,000, net of placement fees.

We believe that the receipt of net proceeds from the transactions above and additional financings, including the sale of additional convertible notes and common stock, short-term loans and other financing instruments plus cash generated internally from sales will be sufficient to satisfy our future operations, working capital and other cash requirements for the remainder of 2006 and 2007. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due.

Contractual commitments

The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2005:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Contractual cash obligations:
Convertible notes payable - principal	$5,319,000	$150,000	$-	$-	$5,469,000
Convertible notes payable - interest (1)	351,000	-	-	-	351,000
Operating lease obligations	204,000	399,000	44,000	-	647,000
Inventory purchase obligations	7,200,000	-	-	-	7,200,000
Software contracts	1,233,000	590,000	120,000	-	1,943,000
Total commitments	$14,307,000	$1,139,000	$164,000	$-	$15,610,000

(1)
Interest has been calculated by multiplying the face value of the note by the fixed interest rate thereof, where applicable, through the maturity date of the note. In the event of any extension to the maturity date, the extended maturity date has been used for the purposes of this calculation.

BUSINESS

Overview

We are a research and development-led technology company that designs and supplies digital television equipment, including set-top boxes for DVB-T in the business-to-business market. Set-top boxes permit analog television and video equipment to receive a digital signal. As of March 31, 2006, we employed a total of 78 persons in London and Israel, predominantly engineers.

We have evolved our business model from a licensed-designer to a contract manufacturer of set-top boxes. Our revenue today is generated from private-label manufacture of a range of customized set-top boxes for global brands and UK and European retailers. Private-label manufacturing is customization of a product and packaging the product to customer specifications. We outsource the manufacturing of these products to a manufacturing partner and manage the overall logistics.

We approach retail channels and other global brands with our own direct sales force. Some brands under which our products have been and are sold are Bush, Daewoo Electronics UK Ltd., Matsui, Astratec, Humax Electronics Co. Ltd., Ferguson, NJOY and Fusion Digital Technology Ltd. We also have sold and sell directly to the UK retail channels including to the Dixons Group, Comet, Powerhouse and John Lewis, and to retailers in other European countries, such as El Corte Ingles in Spain.

Our revenue has initially been derived from the creation of designs for digital television equipment for third parties and associated licensing fees that we charged such third parties. Towards the end of 2004, we began to contract manufacture equipment for our own sales to retailers and global brands. Revenue has grown from approximately $500 in the period June 17, 2003 (date of inception) through December 31 2003 to approximately $2,984,000 in the year ended December 31, 2004 and $20,458,000 in the year ended December 31, 2005. 97% of revenue was private-label manufacture and only 3% was recurring revenue from licensed designs in 2005.

We are undertaking a number of activities to sustain and increase our margins, including, but not limited to, moving towards higher value-added products, using technology to differentiate our products in the marketplace, seeking additional and more cost-effective manufacturing partners and acquiring more of the intellectual property which is embedded within our products.

Background

Access Devices, Inc. is a Nevada corporation that was incorporated on March 8, 2000 under the name "dealbuzz.com Corp." On June 8, 2004, we changed our name to Access Devices, Inc. We do not currently lease or own any real estate in the United States and currently do not have any executive offices in the United States.

On February 11, 2005, we acquired 70% of the then-outstanding share capital of Access Devices Digital Ltd. Access Devices Digital Ltd. is a private limited liability company incorporated under the laws of England and Wales on June 17, 2003. Its registered office is at Manufactory House, Bell Lane, Hertford SG14, 1BP, United Kingdom and its principal office address is 6th floor, 58 Uxbridge Road, London W5 2ST, United Kingdom. Access Devices Digital Ltd. designs and supplies digital television equipment, including set-top boxes for DVB-T in the business-to-business market. Set-top boxes permit analog television and videos equipment to receive a digital signal. Access Devices Digital Ltd. is expanding its product portfolio to include DVRs and IPTV devices. Prior to the date of the acquisition, Access Devices, Inc. had no significant assets or liabilities, nor did it engage in any substantial business activities.

In December 2005, the Company entered into a series of transactions, initiated by certain members of management, whereby: (i) the remaining 30% minority interest in Access Devices Digital Ltd. was acquired for $13,628,775, consisting of 12,000,000 shares of our common stock and £250,000 in cash: and (ii) Access Devices, Inc. issued to management 45,400,000 shares of our common stock for £250,000. As a result we own 100% of the outstanding shares of ordinary stock of Access Devices Digital Ltd.

On January 20, 2005, Access Devices Digital Ltd. entered into a Heads of Agreement, pursuant to which it committed to invest £1 million in CeRoma Ltd., a silicon chip company founded by certain executives of the Company and certain Israeli engineers and incorporated under the laws of Israel, in exchange for 2,858,900 ordinary shares of CeRoma Ltd, which we have consolidated with effect from that date. Also pursuant to this agreement, Access Devices Digital Ltd. will enter into a supply agreement with CeRoma Ltd. pursuant to which Access Devices Digital Ltd. will purchase and CeRoma Ltd. will sell a minimum of 1,000,000 units of its silicon chip product, during the first year of its commercial production.  Commercial production is expected to commence in 2007. In December 2005, after cumulative funding to CeRoma Ltd. had exceeded the initial commitment of £1million, we exchanged the receivable due from CeRoma Ltd. for the 2,858,900 shares.

In March 2006, in order to alleviate short term cash pressures, Access Devices Digital Ltd. entered into a stock purchase agreement for the sale of the 2,858,900 shares of CeRoma’s ordinary stock that it owned on such date to its primary placement agent for €1,429,450 payable as follows: (i) €500,000 on March 24, 2006, (ii) €500,000 on April 10, 2006 and (iii) €429,450 on April 24, 2006. In connection with the sale, the Company was granted a warrant to re-acquire the shares from the purchaser at certain predefined prices per share which increase over time. The warrant expires on December 31, 2006 but the Company intends to exercise the option as soon as it is feasible. The Company still controls two of three board seats in CeRoma.

On January 5, 2005, Access Devices Digital Ltd. formed its wholly-owned subsidiary, Access Devices (Israel) Ltd., a company incorporated under the laws of Israel. Its principal office address is 7 Ha'Eshel Street, Industrial Park, Caesarea 38900, Israel. Access Devices (Israel) Ltd. performs research and development activities relating to the diversity element of the DVB-T standard.

Markets

The global market

The global television market is vast, with the majority of global households receiving some form of terrestrial broadcast, satellite or cable TV service. We believe that the most significant development in this market is the introduction (or planned introduction) of digital services on all delivery platforms. Added to this is the relatively small, but growing, TV over IP services that stream content into homes via broadband modem connections.

In order to receive such digital services, households will be buying not only set-top boxes, allowing older TVs to receive the new services, but digital TVs with DVB modules included.

Target market near-term: Europe

We have commenced the launch of distribution channels in continental Europe and intend to expand these coincident with the growth of digital TV services.

Our primary focus follows the rollout of digitally broadcast terrestrial services - DVB-T - concentrating first on those countries expected to first deploy a DVB-T system and those expected to undergo the largest growth. This focus has been primarily addressed by our deployment of set-top boxes, ranging from the simplest devices to convert an analog TV to receive the digital TV signal, through devices which provide additional conditional access pay-as-you-go and pay-per-view functionality to the basic set-top boxes to devices incorporating hard disks to permit recording of digital TV programming.

Our second focus is the related integrated digital TV market. As the market evolves from the conversion of existing analog TVs, users are increasingly demanding that the DVB-T technology be integrated into the TV sets that they buy. This, coupled with the desire of users to move to flat-panel TVs from existing cathode ray tube devices, has led to burgeoning demand for LCD TVs and plasmas with DVB-T technology incorporated.

Another focus is the IPTV market. The rollout of  IPTV services around the world, coupled with the emergence of high-compression video technology, is fostering the market for IPTV set-top boxes. These offer DVD-quality programming streamed down a standard DSL connection to any number of TVs or displays in the home or business. In Europe, this demand is now being manifested in the form of hybrid DVB-T and IPTV devices to enable users to pick up the broadcast free-to-air services utilizing the DVB-T standard, while enabling the sale by the telecommunications companies of video on demand services to users through the IPTV Ethernet connection.

Satellite and cable television services provide the major competition to both of these TV markets. In Europe, each country provides a slightly different market for DVB-T and IPTV, influenced by their relative cable and satellite infrastructure and regulatory environments. Also important is the appetite for local telecommunications companies to pursue alternative revenue sources.

The European DVB-T market

According to the European Commission, all European Union countries now have plans for the deployment of digital terrestrial television services and most have a firm timescale for switching off the analog signal ranging from 2006 to 2015. The number of digital terrestrial receivers being shipped annually is projected to reach 37 million by 2010 according to data compiled by Digital Tech Consulting, Inc. We believe that acceptance may be accelerated beyond these figures through market momentum and the emergence of premium services, as demonstrated by the burgeoning UK market. At present, the primary way in which these markets are being satisfied is by the deployment of set-top boxes.

The European market is currently dominated by high penetration in the UK, which finished 2004 with over 4 million DVB-T households (a 1.7 million gain over 2003 according to data compiled by Informa Media Group). We believe that the most attractive other European markets today are Italy, Spain and France, however significant markets are expected to exist across Europe. Early movers, such as Finland, are already providing markets for tens of thousands of units per month.

An important factor in the growth of the DVB-T market is expected to be the inclusion of premium, conditional access services, offering pay-per-view content. Access to this content is enabled by the insertion of a smartcard into the set-top box, allowing the viewer to choose additional pay-TV channels.

The European integrated Digital TV market

This market is being driven primarily by the growth in the DVB-T market in Europe as a whole. We believe that the average life of the principal TV in homes through Europe is approximately 5 years. As such, with the turn-off of the analog signal referred to above, as these households replace their primary TV, we expect that they increasingly will require that it be directly capable of receiving the DVB-T signal instead of having to use a conversion device, such as a set-top box.

Over time, these devices are expected to incorporate additional functionality, including the conditional access, recording devices and other features currently being implemented in the set-top box market, as well as moving towards the digital TV set being the primary display device in the connected home for a variety of media, being broadcast or streamed from a number of different sources.

The European IP television market

Recent developments in video compression technologies, coupled with a growing installed base of broadband internet access, have created a new environment for telecommunications companies to replace their declining voice and data revenue with lucrative new services. The penetration of broadband connections in most countries is growing (in many cases rapidly). Over 30 million households in Europe now have DSL connections. The bandwidth available via a typical DSL connection is rising to approximately 1 megabit per second, enabling VHS-quality services. This bandwidth still limits the quality of the video and the number of channels that can be delivered simultaneously. However, 2-megabit services and greater are now available in many countries.

The rollout of improved technology, combined with network upgrades supporting advanced DSL services, enables DVD-quality content over less bandwidth. We believe that services using these new technologies will enable telecommunications companies to begin offering a compelling product to subscribers. We believe that all of the major European telecommunications companies plan to launch IP television services in the near future. Acceptance of IPTV will depend on several factors, including appetite of the local telecommunications companies, broadband rollout in each country, penetration of satellite services and the existence of a strong cable TV infrastructure. Spain, France, UK, Italy and, to a lesser extent, Germany, represent the largest European IPTV markets.

Because DVB-T broadcasts in European countries already provide a wide range of channels for free, we believe that telecommunications companies will wish to make better use of their scarce bandwidth by using a hybrid box that combines the free (or premium) channels from DVB-T broadcasters with IPTV video, or on demand, services from the telecommunications companies. In addition, cable and satellite set-top boxes will evolve to use IP technology as a return path for interactive services.

The worldwide Digital TV SoC market

The market for silicon chips to drive the various products being developed to satisfy all the above markets is expected to grow at a similar rate to these markets themselves, as these markets are the key drivers to growth in consumption of silicon chips.

Our Products

Current product portfolio

Our principal products during 2004 were our TopUpTV Box and royalties derived from our DVB-T Basic Box design. During 2005, we commenced production of our DVR Box and sold basic boxes to our own customers. The following chart sets forth our net revenue by principal product for 2004 and 2005:

	Net Revenue for
Product	2004	2005
Basic box (including royalties)	$257,663	$3,058,803
TopUp TV Box	2,726,366	15,785,979
DVR box	—	1,612,990
	$2,984,029	$20,457,772

Basic Box. The Basic Box allows customers to receive free-to-air digital TV broadcast. This is a low-cost product based on our second generation platform. This product is easily manufactured in volume, is simple to test in-line and is built from a very low cost bill of materials. Due to the relatively low margins which this Basic Box can command in the United Kingdom, we elected to permit a manufacturer to utilize our design for the Basic Box, while paying us a per-box royalty fee. In other countries, we may choose either to manufacture or provide our design on a royalty basis, depending on each country's market economics.

TopUpTV Box. Our core 2004/5 product is our TopUpTV Box TV receiver. The TopUpTV Box TV receiver allows customers to receive the same broadcast as the Basic Box and also gives the capability of obtaining premium content by use of a pay-as-you-go card.

DVR Box. The DVR Box TV receiver allows customers all of the capabilities of the TopUpTV Box and also allows customers to digitally record TV content for playback at another time. We commenced volume production during the fourth quarter of 2005 of the DVR Box and it is intended to be our flagship product for the rapidly growing DVR market.

Our product strategy

Our product strategy is to continue to position ourselves as a supplier to mid-market brands, rather than high-end, with a focus on delivering higher value, higher quality products at a competitive price. We intend to implement our strategy by engaging in the following:

(1) Expanding core DVB-T products

Over the next 12 months, we intend to focus on adding functionality to our core DVB-T product lines. We added a DVR with hard disk drive in the fourth quarter of 2005 and intend to start shipping DVRs with twin tuners in the second quarter of 2006. In addition, our DVB-T product range has expanded to cover several European formats and we continue to expand to cover others.

(2) Launching our integrated Digital TV products

We have developed a plug-in module derived from the Basic Box, which allows the digitization of higher-value TV products such as CRT TVs, and flat panel TVs such as LCDs. This plug-in module will be available for sale to other TV equipment manufacturers, and we are further developing this, in conjunction with a number of leading high-volume TV manufacturers, to be a complete finished TV motherboard solution.

At the same time we are utilizing this same technology to enable to us to launch our own range of integrated digital TVs. Our existing distribution channels have expressed a desire for us to provide them with these products. We intend to increase the functionality of these integrated digital TV sets over time to incorporate IPTV, wireless connectivity, recording and conditional access functionality.

(3) Upgrade of IPTV product range

We intend to launch our hybrid IPTV product that is compatible with the new video compression standards of MPEG-4 H.264, providing video on demand functionality alongside the DVB-T broadcast reception. Where demand exists, we intend to provide pure IPTV devices.

(4) Launching mobility and other PC equipment products

o
PC Card Product. We have introduced our digital TV technology in a PCMCIA format (PC Card), which can be plugged into a laptop computer in order to exploit the rapidly growing market for personal computer, or PC, -based digital TV reception. This product is expected to be in mass production in May 2006.

o
PCI / PCI Express Product. We are modifying the PCMCIA design to produce PCI Express versions of the same technology to enable it to be integrated within laptop computers, as well as PCI cards, which will enable desktop computers to receive a DVB-T signal.

(5) Capturing intellectual property in 3rd Generation platform

We have already developed our own tuner devices, which were necessary to enable the deployment of our PCMCIA cards. We are also developing our own silicon chip through CeRoma Ltd., which will provide us with a powerful core processor to drive all of our digital TV equipment, as well as providing us with a potential revenue stream from other digital TV equipment manufacturers. For a description of our relationship with CeRoma Ltd. see "Management's discussion and analysis of financial condition and result of operations - Executive summary".

Design and Manufacturing

As of March 31, 2006, we had a team of 50 engineers based in the UK and in Israel who design our products for manufacture. For the year 2004, Daewoo Electronics UK Ltd. provided 100% of our manufacturing capacity while for 2005, they provided approximately 80%. We commenced manufacturing at a Flextronics plant in Hungary in October 2005 and we continue to speak with other manufacturers.  As a private-label manufacturer, we customize our products in a way as to optimize the design and manufacturing process.

We develop our products based on platforms. Each platform provides the basis of a product line. Each product is designed to vary from this basis. Using this platform-based methodology dramatically reduces development time and cost. For example, the design cycle for the DVR we released in the fourth quarter of 2005 is only a few months, rather than the 12-24 months or more for most competitors. The European DVB-T variants are also based on this platform, allowing us to respond rapidly to inquiries from existing customers with product samples in less than one month. The platform-based design methodology also reduces the engineering resources required for product development allowing us to compete with more established companies in the market, where design teams are 3 to 4 times the size.

In addition, we design our products to enable inexpensive mass production, the use of similar processes in manufacturing and the use of common components.

Raw Materials and Suppliers

We purchase various raw materials for use in our products. Our principal suppliers include IBM and Connexant for silicon chip processors and Intel, AMD and Micron for flash memory. IBM comprises 100% of our supply of our current silicon chip processors. We expect that Connexant will provide our supply of silicon chip processors for our third generation platform products. In 2004 and the first three quarters of 2005, Daewoo Electronics UK Ltd. provided 100% of our manufacturing capabilites. In the fourth quarter of 2005, we commenced manufacture with Flextronics, but we still remain dependent upon one or two contract manufacturers. Certain materials used in our products are available only from a limited number of sources. We believe that the industry currently has sufficient capacity to meet our needs. There is no assurance, however, that our sources will remain available or the currently adequate supply of raw materials will continue at acceptable prices or at all.

Customers

A majority of our revenue comes from a small number of customers none of which are our affiliates. During the year ended December 31, 2005, Dixons accounted for 60% of our total revenue, while Humax accounted for 14%. We are actively seeking to expand our customer base both geographically and by selling to additional channels in certain countries and expect that no one customer will represent more than 20% of 2006 revenue.

We believe that our relations with our existing customers are good and we continue to see orders from existing customers as well as orders from new customers.

Sales and Marketing

We use both a direct and indirect sales force targeting the following classes of customers:

Private-Label Sales to Retailers. In 2004, we sold our products to Powerhouse, a major UK retailer. In 2005, our principal customer in the UK was Dixons. Between Powerhouse and Dixons, they have in excess of 1,500 stores in the UK and across Europe. We manufacture products for their in-house brands or use a generic brand of our own. For the fiscal year 2004, sales to Powerhouse comprised 10% of our total revenue, while in fiscal year 2005, sales to Dixons comprised 60% of our total revenue. We commenced sales to El Corte Ingles in Spain in November 2005 under their own brand.

Sales efforts to retailers were previously managed principally via third-party sales representatives on a commission basis. Given the current and anticipated sales volume of Basic Box, TopUpTV Box and DVR Box, we decided in 2004 to move sales in-house, and now deal with these retailers, and others, directly. The sales organization is focused on extending this relationship with additional retailers in the UK and Europe.

Contract Manufacture for Global Brands. We have two major customers, Humax Electronics Co. Ltd. and Fusion Digital Technology Ltd., for which we manufacture product for the UK and European markets and handle these customers via the direct sales force as global accounts. For the fiscal year 2004, Fusion Digital Technology Ltd. comprised 77% of our total revenue, while for 2005, sales to Humax Electronics Co. Ltd. comprised 14% of our total revenue and sales to Fusion represented 11% of our total revenue. Our sales force is focused on increasing the number of brands to which we sell, as well as expanding the geographies in which we sell to our existing customers.

Other Channels. We sell our generic brand to TopUpTV Ltd., the UK's broadcaster of premium TV content, to satisfy requirements from their customers to purchase equipment to be able to access the TopUpTV service. We also sell through TV shopping channels, such as QVC in the UK.

Sales strategy

Our sales strategy includes the following elements:

Expand internationally. We intend to use our relationship with our large global brand customers to grow into new European markets in which they do business. We also intend to offer retailers products that they can offer under their own brand in these markets. Over time, we intend to open regional sales offices to increase sales penetration in each other European market.

Sell OEM product to TV manufacturers. We are developing our OEM product for sale to TV manufacturers. We have commenced our work in this field with NexGen, a Taiwanese manufacturer of TVs.

Sell PC Card product to PC manufacturers and electronics retailers. We are expanding into the PC market for notebook PCs with our PC Card product. We intend to focus our sales of PC Card product on PC manufacturers and electronic retailers whose ultimate target market will include PC users who currently use their PCs for DVD viewing. The expansion of this product line will include PCI cards and PCI Express cards, to enable desktop computers to receive DVB-T signals and to embed the DVB-T card within notebooks, respectively.

Sell IPTV and hybrid DVB-T/IPTV products to service providers. In the near to medium term, we intend to focus our sales of IPTV products on telecommunications companies, since these providers will determine the technology platforms for video over DSL in their markets. We expect that system integration will drive the technology selection, and set-top boxes will be a secondary consideration. Accordingly, we have established partnerships and preferred relationships with systems integrators and software providers in order to ensure that we are part of the larger sales process. Our sales organization uses these relationships to make contact with the ultimate telecommunications companies customer.

Over time, we intend to also focus on retail-level sales of IPTV and hybrid DVB-T/IPTV products. We believe that telecommunications companies will move to a retail model whereby the customer will purchase their preferred set-top box from a local retailer or on the Internet.

Competition

DVB-T UK competition

Over 30 different models of DVB-T boxes were available as of December 2005 in the UK market. They consisted of a number of global consumer electronic brands (e.g. Sony, Sagem, Thomson, Humax Electronics Co. Ltd., Philips, etc.), as well as smaller brands and local retail brands (e.g. Matsui and Ferguson from Dixons plc) while Asian manufacturers are also increasing competition among the more basic boxes. Most suppliers offer several models, either basic DVB-T products or including a conditional access slot.

Over 2.6 million units were sold in the UK market in 2004 according to data compiled by GFK. We estimate that more than 50% of the units were private-label manufacture, while the rest consisted of branded products of global consumer electronics companies.

DVB-T European competitors

As the UK is currently the largest DVB-T market in Europe, most competitors are present in the UK. Elsewhere in Europe, we believe that those brands representing the strongest competition are Thomson, Sagem and ADB. In private-label manufacturing, as in the UK, our largest competitor elsewhere in Europe is Vestel. We believe that our competitive advantage is on the enhanced functionality of our products.

Integrated digital TV market competitors

We believe that competition in this market is relatively sparse due to the complexity of the DVB-T standard and the fact that most large volume manufacturers of integrated digital TVs have tended to focus on the larger, more homogeneous US market. The complexity of the standard has also driven a number of potential competitors from the market as the initial products they deployed failed once certain changes were made to the broadcast stream.

The principal competitors identified in this market are the large consumer products companies such as Sony, Samsung and Toshiba. In these cases, we believe that our competitive advantage is in our ability to bring together our software and hardware design in existing stable DVB-T products coupled with our ability to create private-label products to the retailers' own specifications.

IPTV market competitors

Competition in IPTV is relatively immature, characterized by a large number of vendors shipping relatively few set-top boxes to be used in trials by a wide number of service providers, with no one or small group of companies having achieved dominance in the market. Manufacturers and distributors are primarily focused on sales to telecommunications companies offering MPEG-2 IPTV over DSL. None of our competitors currently offer a MPEG-4 H.264 set-top box in mass production and only Kreatel and NetGem have announced a hybrid DVB/IPTV option. We believe that the brands in this market representing the strongest competition are Amino Technologies, i3 Micro Technology, Kreatel, Pace Micro Technology and Thomson.

Silicon chip market competitors

The principal competitors in this space are either from the digital set-top box pay TV industry, including the United States, such as Conexant, Broadcom and ST, or from the analog TV industry, such as Texas Instruments.

Research and Development

We currently have two research and development facilities located in the UK and Israel, employing approximately 50 research and development employees. Due to the relative costs of labor and infrastructure as well as the high level of education, we believe that having a research and development facility in Israel allows us to develop our products both efficiently and economically, while in our UK facility we employ highly experienced engineers. We devote substantial resources to product development, in particular to improving product functionality and quality while ensuring a cost effective manufacturing design. We evaluate new technologies, including new video codecs, antennae and diversity solutions and we have commenced the design for a system-on-a-chip to receive a digital video signal from a variety of inputs, including DVB-T and IPTV. During 2004 we spent $1,863,059 and in 2003 we spent $19,303 on research and development activities. During the year ended December 31, 2005, we spent $5,646,666 on research and development activities. We expect that product development expenses will increase as we continue to expand our engineering teams in both the UK and Israel.

Intellectual Property Rights

We protect our intellectual property and design rights through a combination of copyright, trademark and trade secret laws, as well as with our engineering processes, confidentiality procedures and contractual provisions. We have not applied for any patents.

In certain foreign countries, effective copyright and trade secret protection may be unavailable or the laws of these other jurisdictions may not protect our products and intellectual property rights to the same extent as the laws of the United States. Failure to obtain or maintain appropriate patent, copyright or trade secret protection either in the United States or in certain foreign countries, for any reason, may have a material adverse effect on our business, operating results and financial condition. See "Risk Factors—Risks Relating to Our Business—Third parties may claim that we are infringing upon their intellectual property, resulting in significant litigation or licensing expenses or prevention from selling products."

Employees

As of March 31, 2006 we employed a total of 49 full-time employees at Access Devices Digital Ltd. in the UK and 8 full-time employees at Access Devices (Israel) Ltd. CeRoma Ltd. employs 21 full-time employees. None of our employees in the UK or in Israel are represented by a labor union. We consider our employee relations to be good.

Description of Properties

We maintain our principal office at Sixth Floor, 58 Uxbridge Road, London W5 2ST, United Kingdom, where we lease 4,964 square feet of office space. The lease expires on November 30, 2008. We believe that we will require additional office space in order to meet our business plan and are currently negotiating terms with the existing landlord to secure additional space in the same building. This facility is our principal executive office and our CEO, COO and CFO work from this office. Additionally, all of our UK-based engineers, our marketing staff and our administrative staff work from this office. Our UK-based sales people also use this office when they are not on sales calls.

We lease approximately 5,200 square feet of office space in two locations in Caesarea, Israel. These leases expire in 2009. We believe that this office space and facilities are sufficient to meet our present needs and do not anticipate any difficulty securing alternative or additional space, if needed, on terms acceptable to us. This space is general office space used to house our engineers and administrative staff.

In order to meet our business plan, we believe that we will need to obtain office space in various locations to support the expansion of our sales teams. We do not anticipate any difficulty in securing such space on terms acceptable to us.

LEGAL PROCEEDINGS
On April 11, 2006, Daewoo Electronics UK Limited sent us a notice of a statutory demand against Access Devices Digital Limited claiming an amount of £3,120,444. We have notified Daewoo that we believe we have a counter-claim against Daewoo in an amount in excess of £8,000,000, which is being investigated by Daewoo, and are entitled to a set-off. Neither we nor Daewoo have yet asserted a claim in a court of law. However, Daewoo has notified us that it intends to seek a winding-up petition against Access Devices Digital Limited on the basis of the statutory demand to the extent that it disagrees with our counter-claim and right of set-off. Under U.K. law, a winding-up petition would result in the liquidation of Access Devices Digital Limited and the sale of all of its assets. See “Risk Factors—Risks Relating to Our Business— We may be subject to litigation that could have a material adverse effect on our business.”

In additon, we are party to various legal proceedings arising in the ordinary course of business. Management believes that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial position.

MANAGEMENT

The following table sets forth information concerning our Directors and executive officers as of the date of this Prospectus. Our Board of Directors consists of a total of four members who serve terms of one year and hold office until the next annual general meeting of the holders of our common stock or until removed from office in accordance with our Bylaws. Our officers are appointed by our board of directors and hold office until removed by our board of directors.

Name	Age	Position	Term as Director Expires
R. Desmond McVeigh	67	Chairman and Director	2006
Anthony S. Walton	38	Chief Executive Officer, President, and Director	2006
Joseph Adir	47	Executive Vice Chairman and Director	2006
John Landrem	59	Director	2006
Peter Hilton	42	Chief Operating Officer	N/A
Stephen J. Grist	39	Chief Financial Officer and Secretary	N/A

Biographies

R. Desmond McVeigh L.L.M. C.I., Age 67, Non-Executive Chairman and Director

R. Desmond McVeigh has been our Chairman since October 2005 and is an international banker with over 20 years experience spanning a career in merchant banking, corporate finance, capital markets, trade, energy and project finance (beginning with Citibank and culminating with Lloyds Merchant Bank). He obtained an L.L.B. degree from Queen's University, Belfast, Ireland and subsequently, obtained a Masters Degree in International Law from the University of Michigan, Ann Arbor. Mr. McVeigh has traveled and worked extensively, both as a banker and a senior British Government official, throughout North America, Central and Eastern Europe, the Middle East, China and East Asia.

Mr. McVeigh was appointed Chief Executive of the Industrial Development Board (IDB) for Northern Ireland in January 1993. In recognition of his work in Industrial Development he was elected a Companion of the Institute of Management and a Visiting Professor at Warsaw University. Eight years ago Mr. McVeigh led an official trade delegation to China in his capacity as a senior Government official. Since then he became a consultant to a number of Chinese Government entities. He was appointed as Economic Affairs Advisor to the Tumen River Area Development Administration Zone, and later, an Official Economic Advisor to the Jilin Province Economic Development Zone. In 1997, he was appointed President of South East Asian Business Advisory Services, UK.

Anthony S. Walton, Age 38, Chief Executive Officer, President and Director

Anthony S. Walton has been our Chief Executive Officer, President and Director since June 2004 and has served as Chief Executive Officer and Director of our principal operating subsidiary, Access Devices Digital Ltd., from its formation in June 2003. From 1999 to 2003, Mr. Walton served as the Chief Executive Officer of Access Devices Ltd., a United Kingdom company with certain common shareholders and directors to Access Devices Digital Ltd. For six years, from 1993 through 1999, Mr. Walton performed consultancy services in the field of Very Large Scale Integration design and related technologies for a number of global corporations, including Philips, Motorola MCE and ntl. Mr. Walton received a Bachelor of Engineering from Royal Navy College, Manadon and a Masters Degree in Very Large Scale Integration design from Bournemouth University.

Joseph Adir, Age 47, Executive Vice Chairman and Director

Mr. Adir has been our Executive Vice Chairman and Director since June 2005, prior to which he has been providing full-time consulting services to us since June 2004, supporting our international expansion and strategic partnerships. Mr. Adir is a successful entrepreneur with a track record of having founded a number of companies in the technology industry, including Galcom Networking Limited, Lanoptics and Scorpio Communications. Mr Adir has a degree in Business Administration from Tel Aviv University.

From 2000 to 2001, Mr. Adir was the CEO of Ecom Ltd., a data warehouse provider. From 2002 to 2003, Mr. Adir acted as the managing director of Lloyds Property Investments Ltd. and in 2003 he co-founded Tan Capital Ltd., a boutique financial advisory company.

John Landrem, Age 59, Director

Mr. Landrem has been our Director since August 2005 and has experience in a wide range of business ventures and corporation governmental relations. Mr. Landrem has experience in mergers and acquisitions including public (small cap and national market) and private companies as well as experience in raising venture capital as a key advisor.

Mr. Landrem has also served on certain US governmental finance committees and has been Chairman and CEO of Western Management, Inc. for the last 15 years.

Peter Hilton, Age 42, Chief Operating Officer

Peter Hilton has been our Chief Operating Officer since June 2004 and has served as the Chief Operating Officer and Director of our principal operating subsidiary, Access Devices Digital Ltd., from its formation in June 2003. From 1999 to 2003, Mr. Hilton served as the Chief Operating Officer of Access Devices Ltd., a United Kingdom company with certain common shareholders and directors to Access Devices Digital Ltd. From 1997 to 1999, Mr. Hilton was the Head of Engineering and Manufacturing at Two-Way TV, an interactive TV company. From 1989 to 1997, Mr. Hilton worked in a number of roles at Cray Communications Ltd., a United Kingdom company manufacturing data communications equipment, most recently as the Production Director. Prior to that, he worked as a manufacturing engineer at Reuters plc. Mr. Hilton has a degree in Production Engineering and Production Management from Nottingham University.

Stephen J. Grist, Age 39, Chief Financial Officer and Secretary

Stephen Grist has been our Chief Financial Officer since April 2005. Prior to that, from August 2004, he performed consultancy services for a number of companies, including our principal operating subsidiary, Access Devices Digital Ltd. From February 1998 to July 2004, Mr. Grist was employed by the Viatel Group, a pan-European telecommunications company, most recently as their Chief Financial Officer. Prior to joining Viatel, Mr. Grist was employed by Mincom, an Australian software and services company, from October 1994 to February 1998 as their Latin American and their UK/Europe Financial Controller. From January 1989 to July 1994, Mr. Grist was employed by Coopers & Lybrand, Independent Certified Public Accountants, most recently as a Senior Audit Manager. Mr. Grist is a member of the Institute of Chartered Accountants in England and Wales. Mr. Grist has a degree in Statistics from the University of St. Andrews.

Audit Committee Financial Expert

The Securities and Exchange Commission has adopted rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 requiring public companies to disclose information about "audit committee financial experts." We have only recently formed our Audit Committee, which at present comprises two independent directors, Mr. McVeigh and Mr. Landrem and do not yet have a member of our board of directors that qualifies as an "audit committee financial expert." We are in the process of engaging additional independent directors to the Board, one of whom is expected to be an audit committee financial expert.

Summary Compensation Table

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of the Chief Executive Officer and our four other most highly compensated executive officers at December 31, 2005 since our inception on June 17, 2003:

					Long-Term Compensation
					Award(s)		Payouts
Name and Principal Position	Year	Salary($)(1)	Bonus($)	Other Annual Compen-sation ($)(2)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payout(s) ($)	All Other Compen- sation ($)

Anthony S. Walton,	2003	—	—	—	—	—	—	—
Chief Executive Officer and President	2004	231,387	—	—	—	—	—	—
	2005	287,642	—	15,892,513	—	—	—	—

Peter Hilton,	2003	—	—	—	—	—	—	—
Chief Operating Officer	2004	194,732	—	—	—	—	—	—
	2005	252,109	—	15,892,513	—	—	—	—

Stephen J. Grist,	2003	—	—	—	—	—	—	—
Chief Financial Officer and Secretary (3)	2004	—	—	—	—	—	—	—
	2005	195,107	—	6,112,446	—	—	—	—

The persons below were not executive officers for any of the years set forth, but were the highest-paid non-executive employees in the years shown:

Craig Graham	2003	—	—	—	—	—	—	—
Senior Software Engineer	2004	120,733	—	—	—	—	—	—
	2005	134,815	—	—	—	—	—	—

Mark Lawrence	2003	—	—	—	—	—	—	—
Senior Software Engineer	2004	120,733	—	—	—	—	—	—
	2005	134,815	—	—	—	—	—	—

(1)	No employees were employed in 2003.
(2)	The figures above include the amounts determined as stock compensation relating to the acquisition of the minority interest in Access Devices Digital Ltd.
(3)
From January through March 2005, Stephen Grist was employed as an independent consultant through Consigo Consulting Ltd., a company controlled by him. During this time, the company paid fees for his services totaling an aggregate of £26,250.

Employment Agreements

Anthony S. Walton

We entered into an employment agreement with Anthony Walton on April 1, 2005 to serve as our Chief Executive Officer. The agreement is for an indefinite term with a base salary of £175,000 per annum, to be reviewed annually, plus an annual bonus of up to 35% of the base salary.

If Mr. Walton is terminated, other than for gross negligence, breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacity or accident for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Walton may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Walton's base salary plus other contractual benefits for a 9 month period. Additionally, Mr. Walton is eligible for a £2,000,000 termination payment unless he is terminated by us for gross misconduct or he gives notice.

Peter Hilton

We entered into an employment agreement with Peter Hilton on April 1, 2005 to serve as our Chief Operating Officer. The agreement is for an indefinite term with a base salary of £150,000 per annum, to be reviewed annually, plus an annual bonus of up to 35% of the base salary.

If Mr. Hilton is terminated, other than for gross negligence, breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacity or accident for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Hilton may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Hilton's base salary plus other contractual benefits for a 9 month period. Additionally, Mr. Hilton is eligible for a £2,000,000 termination payment unless he is terminated by us for gross misconduct or he gives notice.

Stephen Grist

We entered into an employment agreement with Stephen Grist on April 1, 2005 to serve as our Chief Financial Officer. The agreement is for an indefinite term with a base salary of £145,000 per annum, to be reviewed annually, plus an annual bonus of up to 35% of the base salary.

If Mr. Grist is terminated, other than for gross negligence, breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacity or accident for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Grist may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Grist's base salary plus other contractual benefits for a 9 month period.

Dale Heathcote

We entered into an employment agreement with Dale Heathcote on August 1, 2005 to serve as our Senior Vice President of Sales. The agreement is for an indefinite term with a base salary of £120,000 per annum, to be reviewed annually, plus an annual bonus of up to 25% of the base salary.

If Mr. Heathcote is terminated, other than for gross negligence, repeated breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacitated for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Heathcote may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Heathcote's base salary plus other contractual benefits for such 9 month period.

Compensation Of Directors

Our employee directors are not compensated for serving on the Board. Our non-employee directors receive an annual retainer fee, a per diem fee and options to acquire our common stock. Our Chairman, Mr. McVeigh receives an annual retainer of £12,000 and a per diem fee of £1,000 for a minimum of 24 days per year, paid in arrears at £2,000 per month. Our other independent director, Dr. Landrem, receives an annual retainer of £10,000 and a per diem rate of £1,000 for a minimum of 12 days per year, paid in arrears at £1,000 per month.

Equity Incentives

On July 1, 2005, we granted R. Desmond McVeigh options to purchase an aggregate of 2,000,000 shares of our common stock at an exercise price of $0.50 per share. On July 1, 2005, we granted John Landrem options to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.50 per share. For each of Messrs. McVeigh and Landrem, 50% of the options vest immediately with 25% vesting on the first anniversary date of the grant and the remainder vesting on the second anniversary date of the grant. These options are not subject to accelerated vesting upon the consummation of this offering.

In November 2005, CeRoma Ltd. implemented an equity incentive plan and reserved 1,163,860 shares of its ordinary stock to be issued under the plan. As of April 30, 2006, a total of 981,000 options had been issued with an exercise price of NIS 2.50 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Formation of Ceroma Ltd.
On January 20, 2005, we entered into an agreement with Ceroma Ltd, pursuant to which we agreed to invest £1,000,000 in Ceroma Ltd. in exchange for 2,858,900 of its ordinary shares. We believe that this transaction was conducted at arm’s length. We intend to enter into a supply agreement with Ceroma Ltd. pursuant to which we are obligated to purchase a minimum of 1,000,000 units of SoC from Ceroma Ltd. during the first 12 month period that commercial production begins. See "Business—Background" for more detail.

Messrs. Hilton, Walton and Grist are three of the eight founders of Ceroma Ltd. Tan Capital Advisors Ltd., a company controlled by SAVA Capital Holdings Ltd., itself being beneficially owned by the Adir Family Trust (of which Joseph Adir has no pecuniary, voting or dispositive interest, but is for, among others, the beneficial interest of Mr. Adir's children), and Consigo Consulting Ltd., a company controlled by Stephen Grist, are also founders of Ceroma Ltd. Messrs Hilton and Walton and Tan Capital Advisors Ltd. and Consigo Consulting Ltd. each received 259,900 shares of Ceroma Ltd. as being part of the group of its founders. Mr. Grist received 207,920 shares of Ceroma Ltd. as being part of the group of its founders. On the day that Ceroma Ltd. was founded, Consigo Consulting Ltd. gave its power of attorney over its shares of Ceroma Ltd. to Ceroma Ltd.

Messrs. Walton and Adir also serve on the board of directors of Ceroma Ltd. Additionally, Mr. Grist provides Ceroma Ltd. with certain financial expertise as required. None of Messrs. Walton, Adir or Grist receive any compensation for these services.

In March 2006, in order to alleviate short term cash pressures, the Company entered into a stock purchase agreement for the sale of the 2,858,900 shares of CeRoma’s ordinary stock that it owned on such date to its primary placement agent for €1,429,450 payable as follows: (i) €500,000 on March 24, 2006, (ii) €500,000 on April 10, 2006 and (iii) €429,450 on April 24, 2006. In connection with the sale, the Company was granted a warrant to re-acquire the shares from the purchaser at certain predefined prices per share which increase over time. The warrant expires on December 31, 2006 but the Company intends to exercise the option as soon as it is feasible. The Company still controls two of three board seats in CeRoma.

Consulting contract with Valencia Ltd.
We have a consulting agreement with Valencia Ltd., a company controlled by SAVA Trading Company Ltd., which is beneficially owned by the Adir Family Trust (of which Joseph Adir has no pecuniary, voting or dispositive interest, but is for, among others, the beneficial interest of Mr. Adir's children) through which Access Devices is receiving support services in Israel, the USA and Asia as well as the services of Mr. Joseph Adir as our Executive Vice Chairman and Director. Under this agreement, Valencia Ltd. receives £13,000 per month. Valencia, Ltd. invoiced us $67,188 in 2004 and approximately $278,711 in 2005 for its services. We believe that £13,000 per month is consistent with the market prices paid for senior executive full-time services.

Acquisition of remaining Access Devices Digital Ltd. shares of common stock

In December 2005, the Company entered into a series of transactions, initiated by certain members of management, whereby: (i) the remaining 30% minority interest in Access Devices Digital Ltd. was acquired for $13,628,775, consisting of 12,000,000 shares of our common stock and £250,000 in cash: and (ii) Access Devices, Inc. issued to management 45,400,000 shares of our common stock for £250,000. As a result we own 100% of the outstanding shares of ordinary stock of Access Devices Digital Ltd.

Director Options

On July 1, 2005 we granted R. Desmond McVeigh options to purchase an aggregate of 2,000,000 shares of our common stock at an exercise price of $0.50 per share. On July 1, 2005, we granted John Landrem options to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.50.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this Prospectus for (a) each person known by us to beneficially own 5 percent or more of our outstanding common stock and (b) each Director and executive officer. Except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his or its shares and all addresses are in care of our company. All primary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934.

	Beneficial Ownership Prior to Offering
Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class (%)(1)
Anthony S. Walton	13,754,309	6.7%
R. Desmond McVeigh	0	* %
Peter Hilton	14,163,669	6.9%
Joseph Adir	0	* %
The family of Joseph Adir	7,935,080	3.8%
John Landrem	0	* %
Stephen Grist	5,604,892	2.7%
Dale Heathcote	0	* %
Directors and executive officers as a group (7 persons, including those listed above)	41,457,950	20.1%

* Denotes less than 1% of the common stock.

(1)  The percentage is based on 206,631,009 shares of common stock outstanding as of March 31, 2006.

SELLING STOCKHOLDERS

The table below sets forth information concerning the selling stockholders and the resale of the shares of common stock, including those shares underlying the convertible notes, by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. Assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will continue to own the following number of shares of our common stock.

Stockholder	Number of Shares of Common Stock Owned Before Offering	Number of Shares of Common Stock Offered for Sale	Number of Shares of Common Stock Owned After Offering	Name of Natural Person Exercising Control Over Shares Held

Existing shareholdings
CRESCENT GLOBAL SA	9,860,053	7,500,000	2,360,053	Konrad Meyer
UNITED LONDON GROUP LTD.	9,764,450	7,500,000	2,264,450	Ursula Stabinger
GULINWOOD SA	9,585,730	7,650,000	1,935,730	Konrad Meyer
CASTOR GROUP SA	7,931,770	6,100,000	1,831,770	Ursula Stabinger
RAM ADMINISTRATION GROUP SA	5,617,500	3,650,000	1,967,500	Ursula Stabinger
COLUMBIA MARKETING LTD.	4,280,000	4,280,000	-	Konrad Meyer
PALISADE GROUP SA	4,125,000	4,125,000	-	Konrad Meyer
EPM HOLDING AG	3,925,633	3,925,633	-	Ursula Stabinger
SYMALL PTY LTD.	3,719,400	3,719,400	-	Michael Masterman
SOLENT NOMINEES (1)	2,500,000	2,500,000	-
FEATHERSTONE GROUP SA	2,125,000	2,125,000	-	Konrad Meyer
RAYMOND EDWARD OAKLEY	2,102,544	2,102,544	-	N/A
THORNTON CRATE SA	2,000,000	2,000,000	-	Ursula Stabinger
EASIER PLC	2,000,000	2,000,000	-	Brian Copsey
ROD OLSEN	1,784,500	1,784,500	-	N/A
JEAN EDITH BASS &	1,176,720	1,176,720	-	N/A
BERKIN BUSINESS SA	1,120,000	1,120,000	-	Konrad Meyer
AYUB KHAN	1,000,000	1,000,000	-	N/A
FAISAL FINANCE (SWITZERLAND) S.A. (1)	1,000,000	1,000,000	-	Giovanni Perin
EDMUND RAPHAEL BROWN	950,088	950,088	-	N/A
MATTHEW GREEN	833,000	833,000	-	N/A
STEVE BOURBONNAIS	750,000	750,000	-	N/A
FULTON PARTNERS LTD.	700,000	700,000	-	Brian Copsey
MICHAEL MASTERMAN	500,000	500,000	-	N/A
MOORE CLAYTON & CO. INC.	500,000	500,000	-	Tony Moore & Sharon Clayton
INCI NUR KELLY	500,000	500,000	-	N/A
THOMAS MADDEN	500,000	500,000	-	N/A
R.E. OAKLEY	500,000	500,000	-	N/A
ANTHONY MOORE	430,000	430,000	-	N/A
GRAHAME COOK	430,000	430,000	-	N/A
SHARON CLAYTON	430,000	430,000	-	N/A
VERNON SANKEY	430,000	430,000	-	N/A
JAMES C WISEMAN	404,712	404,712	-	N/A
MARTIN BOURBONNAIS (1)	400,000	400,000	-	N/A
THOMAS COUTTS LESLIE	388,536	388,536	-	N/A
DAVID K LIDDLE	364,248	364,248	-	N/A
JONATHAN GREEN	333,000	333,000	-	N/A
OLIVER SIMMONS	333,000	333,000	-	N/A
JOHN K ARCHBOLD	323,784	323,784	-	N/A
RONALD BAKELMUN	320,000	320,000	-	N/A
BHAJAN SINGH	303,552	303,552	-	N/A
BELLER & CO.	258,000	258,000	-	Stanley Beller
RICHARD C. NASO	250,000	250,000	-	N/A
VALERIE WISEMAN	242,832	242,832	-	N/A
CHARLOTTE MOORE	215,000	215,000	-	N/A
NICK THORNILEY	215,000	215,000	-	N/A
BERONIA INVESTMENTS LIMITED	202,368	202,368	-	Byron Pirola
CHRIS ROKOS	202,368	202,368	-	N/A
GEORGE H S ROKOS	202,368	202,368	-	N/A
JOAN MASTERMAN	202,368	202,368	-	N/A
IAN ZANT-BOER	161,880	161,880	-	N/A
MARK HARRINGTON	150,000	150,000	-	N/A
DAMIAN HARRIS-DOWSETT	129,504	129,504	-	N/A
DEREK COLMAN	129,504	129,504	-	N/A
DENA M LIDDLE	121,416	121,416	-	N/A
GUISEPPE SURACE	121,416	121,416	-	N/A
NILS TRULSVIK	107,500	107,500	-	N/A
RACHEL M OAKLEY	97,128	97,128	-	N/A
ROBERT A OAKLEY	97,128	97,128	-	N/A
JOHN GOODING	80,952	80,952	-	N/A
PETER G HOLLAND	80,952	80,952	-	N/A
ANTHONY M HOWARD	72,840	72,840	-	N/A
MARTIN KELLY	50,000	50,000	-	N/A
ANDREW K J STEWART	40,464	40,464	-	N/A
ROBERT KETTEL	40,464	40,464	-	N/A
ADAM STEPHENSON	20,232	20,232	-	N/A
BRIAN ALLARS	20,232	20,232	-	N/A
	89,754,136	79,394,633	10,359,503

Shares underlying convertible notes
EPM Holding Ltd.	10,519,181	10,519,181	-	Ursula Stabinger
Berkin Business SA	1,247,158	1,247,158	-	Konrad Meyer
Columbia Marketing Ltd.	806,042	806,042	-	Konrad Meyer
Georgette Baumgartner	120,906	120,906	-	N/A
Mulberry Development SA	110,279	110,279	-	Ursula Stabinger
Kurt Hahn	113,370	113,370	-	N/A
Gudrun Eiz	188,950	188,950	-	N/A
Mirabaud & Cie (1)	200,000	200,000	-
Georges Naeff (1)	100,000	100,000	-	N/A
	13,405,886	13,405,886	-

Shares underlying warrants
Interglobe Finance SA	1,700,000	1,700,000	-	Ursula Stabinger & Konrad Meyer
EPM Holding Ltd.	1,415,400	1,415,400	-	Ursula Stabinger
Kurt Hahn	30,000	30,000	-	N/A
Gudrun Eiz	50,000	50,000	-	N/A
	3,195,400	3,195,400	-
Total	106,355,422	95,995,919	10,359,503

The actual number of shares of common stock issuable upon the conversion of the convertible notes and warrants is an aggregate of 16,601,286 shares at an aggregate conversion price of $7,837,087. For the purposes of this calculation, to the extent that a convertible note includes a variable conversion price dependent upon a future event, it has been assumed that such future event has not occurred, and the default conversion rate has been used. The number of shares is subject to certain antidilution adjustments for any stock dividend, stock split, recapitalization, fee classification, merger, combination or other similar transaction, and could be materially less or more than the number estimated in the table.

(1) Pursuant to the note agreement entered into by these parties, upon conversion of the notes, the holders of the underlying shares shall be restricted from selling more than 25% of such shares per each three-month period during the first year following conversion.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately-negotiated transactions;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus. The selling stockholders, alternatively, may sell all or any part of the shares offered in this Prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock and provisions of our restated certificate of incorporation and by-laws as are in effect upon completion of this offering. This description also summarizes the principal terms of our convertible notes and warrant. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, by-laws, convertible notes and warrant referred to below, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Nevada Revised Statutes.

Common Stock

We are authorized to issue up to 300,000,000 shares of Common Stock, par value $0.001. As of December 31, 2005, there were 205,935,115 shares of common stock issued, and 203,581,532 shares outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The voting rights of common stock are non-cumulative. Subject to preferences that may apply to the shares of preferred stock outstanding at that time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

We have engaged Securities Transfer Corporation as independent transfer agent or registrar.

Preferred Stock

We are authorized to issue 25,000,000 shares of preferred stock, par value $0.001. There are no shares of preferred stock issued and outstanding. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Nevada.

Options, Warrants, Convertible Securities

On June 17, 2005, we issued a non-redeemable warrant to purchase up to 297,600 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, June 17, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant. The shares underlying this warrant are being registered in this registration statement.

On September 26, 2005, we issued a non-redeemable warrant to purchase up to 300,760 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, September 26, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant. The shares underlying this warrant are being registered in this registration statement.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £300,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to EPM Holding AG. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement. On March 31, 2006, EPM Holding Ltd. agreed to extend the maturity of this note until September 30, 2006.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to Berkin Business SA. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement. On March 31, 2006, Berkin Business SA agreed to extend the maturity of this note until September 30, 2006.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to Columbia Marketing Ltd. The terms of the note provide Columbia Marketing Ltd. with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement. On March 31, 2006, Columbia Marketing Ltd. agreed to extend the maturity of this note until September 30, 2006.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £15,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to Georgette Baumgartner. The terms of the note provide Georgette Baumgartner with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement. On March 31, 2006, Georgette Baumgartner agreed to extend the maturity of this note until September 30, 2006.

On November 1, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due April 30, 2006 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of November 1, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement, assuming a conversion price of $0.50. On April 30, 2006, EPM Holding AG agreed to extend the maturity date to September 30, 2006.

On November 1, 2005, we issued a non-redeemable warrant to purchase up to 144,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, October 31, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant. The shares underlying this warrant are being registered in this registration statement.

On November 1, 2005, we issued a non-redeemable warrant to purchase up to 500,000 shares of our common stock at a price per share of $1.00 to EPM Holding AG. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, October 31, 2008. No registration rights are provided to EPM Holding AG under the warrant. The shares underlying this warrant are being registered in this registration statement.

On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £120,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Berkin Business SA. The interest on this note began accruing as of November 14, 2005. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement, assuming a conversion price of $0.50.

On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mulberry Development SA. The interest on this note began accruing as of November 14, 2005. The terms of the note provide Mulberry Development SA with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement, assuming a conversion price of $0.50.

On November 14, 2005, we issued a non-redeemable warrant to purchase up to 42,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, November 13, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant. The shares underlying this warrant are being registered in this registration statement.

On December 5, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 6, 2006 for the principal sum of £1,000,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of December 5, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement, assuming a conversion price of $0.50.

On December 8, 2005, we issued a non-redeemable warrant to purchase up to 288,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 7, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant. The shares underlying this warrant are being registered in this registration statement.

On December 8, 2005, we issued a non-redeemable warrant to purchase up to 1,000,000 shares of our common stock at a price per share of $1.00 to EPM Holding AG. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 7, 2008. No registration rights are provided to EPM Holding AG under the warrant. The shares underlying this warrant are being registered in this registration statement.

On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mr. Kurt Hahn. The interest on this note began accruing as of December 15, 2005. The terms of the note provide Mr. Hahn with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement, assuming a conversion price of $0.50.

On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £50,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Ms. Gudrun Eiz. The interest on this note began accruing as of December 15, 2005. The terms of the note provide Ms. Eiz with registration rights for the underlying shares of common stock and the shares underlying the conversion of this note are being registered in this registration statement, assuming a conversion price of $0.50.

On December 15, 2005, we issued a non-redeemable warrant to purchase up to 23,040 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 14, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant. The shares underlying this warrant are being registered in this registration statement.

On December 15, 2005, we issued a non-redeemable warrant to purchase up to 30,000 shares of our common stock at a price per share of $1.00 to Mr. Kurt Hahn. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 14, 2008. No registration rights are provided to Mr. Hahn under the warrant. The shares underlying this warrant are being registered in this registration statement.

On December 15, 2005, we issued a non-redeemable warrant to purchase up to 50,000 shares of our common stock at a price per share of $1.00 to Ms. Gudrun Eiz. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 14, 2008. No registration rights are provided to Ms. Eiz under the warrant. The shares underlying this warrant are being registered in this registration statement.

On February 14, 2006, pursuant to a convertible loan dated as of that date, we issued a 12% convertible note due August 14, 2006 for the principal amount of $1,000,000. The note is convertible at maturity into our common stock at a conversion price calculated as the lower of $0.45 per share or 110% of the per share value at which our next equity financing is achieved (or if no equity financing is completed, $0.25) to EPM Holding AG. The interest on this note began accruing on February 14, 2006.

On February 14, 2006 we issued a non-redeemable warrant to purchase up to 320,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, February 13, 2008.  No registration rights are provided to Interglobe Finance SA Zurich under the warrant.  The shares underlying this warrant are being registered in this registration statement.

On February 14, 2006, we issued a non-redeemable warrant to purchase up to 200,000 shares of our common stock at a price per share of $0.01 to EPM Holding AG. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, February 13, 2008. No registration rights are provided to EPM Holding AG under the warrant. The shares underlying the warrant are being registered in this registration statement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provision of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been or will be filed as exhibits to our Registration Statement filed in connection with this offering.

On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common stock at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of April 28, 2008. The holder of the note may convert all or any part of the note at any time after October 28, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Mirabaud & Cie does not have any registration rights under this note. This note will therefore no longer be outstanding after the effectiveness date of this registration statement.

On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common stock at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of May 25, 2008. The holder of the note may convert all or any part of the note at any time after November 25, 2005 and prior to the maturity date.  On November 21, 2005, Faisal Finance (Switzerland) SA elected to convert all of the $500,000 in principal amount outstanding under the note.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £300,000, convertible at maturity into our common stock at a conversion price of $0.25 per share to EPM Holding AG. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock. On March 31, 2006, EPM Holding Ltd. agreed to extend the maturity of this note until September 30, 2006.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to Berkin Business SA. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock. On March 31, 2006, Berkin Business SA agreed to extend the maturity of this note until September 30, 2006.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to Columbia Marketing Ltd. The terms of the note provide Columbia Marketing Ltd. with registration rights for the underlying shares of common stock. On March 31, 2006, Columbia Marketing Ltd. agreed to extend the maturity of this note until September 30, 2006.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £15,000, convertible at maturity into our common stock at a conversion price of $0.25 per share, to Georgette Baumgartner. The terms of the note provide Georgette Baumgartner with registration rights for the underlying shares of common stock. On March 31, 2006, Georgette Baumgartner agreed to extend the maturity of this note until September 30, 2006.
On October 25, 2005, we issued a zero coupon convertible note for the principal amount of $50,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Georges Naeff, an individual domiciled in Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of October 24, 2008. The holder of the note may convert all or any part of the note at any time after December 6, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering. This note will therefore no longer be outstanding after the effective date of this registration statement.

On November 1, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due April 30, 2006 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of November 1, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock. On April 30, 2006 EPM Holding AG agreed to extend the maturity of this note until September 30, 2006.

On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £120,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Berkin Business SA. The interest on this note began accruing as of November 14, 2005. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock.

On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mulberry Development SA. The interest on this note began accruing as of November 14, 2005. The terms of the note provide Mulberry Development SA with registration rights for the underlying shares of common stock.

On December 5, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 6, 2006 for the principal sum of £1,000,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of December 5, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mr. Kurt Hahn. The interest on this note began accruing as of December 15, 2005. The terms of the note provide Mr. Hahn with registration rights for the underlying shares of common stock.

On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £50,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Ms. Gudrun Eiz. The interest on this note began accruing as of December 15, 2005. The terms of the note provide Ms. Eiz with registration rights for the underlying shares of common stock.

As of January 30, 2006, Access Devices Digital Ltd. issued a charge, or pledge, for substantially all of its assets in favor of Flextronics International Kft to secure all of its debts and other monies now or hereafter owed to Flextronics International Kft.

On February 14, 2006, we issued a 12% convertible note due August 14, 2006 for the principal amount of $1,000,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.45 per share or 110% of the per share value at which our next equity financing is achieved (or if no equity financing is achieved, $0.25) to EPM Holding AG. The interest on this note began accruing as of February 14, 2006.

In February 2006, CeRoma Ltd. issued €1,100,000 in convertible notes to several investors. The notes bear interest, which is payable upon maturity, at 10% per annum, mature on February 27, 2007 and are convertible (along with accrued interest) to CeRoma’s ordinary stock at the option of the holder at €0.50 per share.

After the effective date of this registration statement, the zero coupon convertible notes will no longer be outstanding as they will convert automatically. The following loans will remain outstanding as of the effective date of this registration statement: (i) the Secured Bridge Loans issued by Access Devices Digital Ltd. with a total principal amount of £2,245,000; (ii) the convertible note issued on February 14, 2006 by Access Devices, Inc. with a principal amount of $1,000,000; and (iii) the convertible notes issued by CeRoma Ltd. with a total principal amount of €1,100,000.

SHARES ELIGIBLE FOR FUTURE SALES

Based on the number of shares outstanding at March 31, 2006, upon completion of this offering, assuming the conversion of all of the shares covered by this prospectus, we will have outstanding an aggregate of 225,321,131 shares of common stock. 30,000,000 shares are currently freely tradable. All of the shares we register in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. After this offering, 99,325,212 shares of our common stock will be restricted shares under the terms of the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed one percent of the number of shares of common stock then outstanding. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period.

Holders

As of March 31, 2006, we had approximately 419 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Security Transfer Corporation.

LEGAL MATTERS

Jones Vargas has issued an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2004 and for each of the two years ended December 31, 2005 and the period June 17, 2003 (date of inception) through December 31, 2003 included in this Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of Perelson Weiner LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Stockholders
Access Devices, Inc. (formerly Dealbuzz.com Corp.)

We have audited the consolidated balance sheets of Access Devices, Inc. (formerly Dealbuzz.com Corp.) (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2005 and the period June 17, 2003 (date of inception) through December 31, 2003. Our audits also included the financial statement schedule listed in the accompanying Index. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Devices, Inc. (formerly Dealbuzz.com Corp.) as of December 31, 2005 and 2004 and the consolidated results of its operations and cash flows for each of the two years in the period ended December 31, 2005 and the period June 17, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is suffering from recurring losses from operations and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Perelson Weiner LLP

New York, New York
March 27, 2006, except for Note 9 paragraphs 11 and 13,
Note 10 paragraph 24, and Note 17, the date of which is April 30, 2006

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2004	2005	2005
			Pro Forma
			(unaudited)
Assets
CURRENT ASSETS
Cash and cash equivalents	$518,302	$2,052,618	$2,052,618
Restricted cash	-	71,724	71,724
Accounts receivable, net	1,742,007	5,282,350	5,282,350
Inventory, net	324,491	3,078,130	3,078,130
Other current assets	624,191	2,152,899	2,152,899
Total current assets	3,208,991	12,637,721	12,637,721

NON-CURRENT ASSETS
Property and equipment, net	115,452	527,166	527,166
Intangible assets, net	171,797	13,723,309	13,723,309
Deferred financing costs, net	-	741,583	585,007
Other assets	114,546	495,162	495,162
Total non-current assets	401,795	15,487,220	15,330,644
Total assets	$3,610,786	$28,124,941	$27,968,365

Liabilities and Stockholders' Equity (Deficit)
CURRENT LIABILITIES
Accounts payable	$2,589,304	$13,259,365	$13,259,365
Accrued expenses	1,092,007	2,568,350	2,568,350
Deferred revenue	268,982	109,080	109,080
Notes payable	-	91,604	91,604
Convertible notes payable	3,946,891	1,365,965	1,109,695
Total current liabilities	7,897,184	17,394,364	17,138,094

NON-CURRENT LIABILITIES
Convertible notes payable	-	25,604	-
Total non-current liabilities	-	25,604	-
Total liabilities	7,897,184	17,419,968	17,138,094

MINORITY INTERESTS	-	-	-

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.001 par value; 25,000,000 shares authorized in 2005; no shares issued and outstanding	-	-	-
Common stock, $0.001 par value; 200,000,000 shares authorized in 2004 and 300,000,000 shares authorized in 2005; 67,500,000 shares issued and outstanding in 2004, 205,935,115 shares issued and 203,581,532 shares outstanding in 2005; 208,735,115 pro forma shares issued and 206,381,532 pro forma shares outstanding in 2005	67,500	205,935	208,735
Additional paid-in capital	88,924	84,505,926	85,903,126
Accumulated other comprehensive income (loss)	(223,498)	(83,315)	(83,315)
Accumulated deficit	(4,219,324)	(72,946,220)	(74,220,922)
Deferred compensation	-	(975,000)	(975,000)
Treasury stock, at par value (2,353,583 shares outstanding in 2005)	-	(2,353)	(2,353)
Total stockholders' equity (deficit)	(4,286,398)	10,704,973	10,830,271
Total liabilities and stockholders' equity (deficit)	$3,610,786	$28,124,941	$27,968,365

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period June 17, 2003 (date of inception) through December 31,	Year Ended December 31,	Year Ended December 31,
	2003	2004	2005
NET REVENUE
Hardware	$461	$2,726,366	$19,876,365
Royalties	-	257,663	581,407
Total net revenue	461	2,984,029	20,457,772

Cost of revenue	-	2,348,073	17,881,200
Gross profit	461	635,956	2,576,572

OPERATING EXPENSES
Selling, general and administrative:
Stock-based compensation	-	-	51,586,225
Other	160,971	2,038,049	6,132,643
	160,971	2,038,049	57,718,868
Research and development	19,303	1,863,059	5,646,666
Write-off of amount due from affiliate	-	336,908	-
Contract termination	-	-	2,288,508
Depreciation and amortization	86,177	282,072	311,419
Total operating expenses	266,451	4,520,088	65,965,461

Loss from operations	(265,990)	(3,884,132)	(63,388,889)

OTHER INCOME (EXPENSE)
Interest income	58	2,317	45,421
Interest expense	(13,096)	(209,067)	(3,232,232)
Loss on extinguishment of notes payable	-	(57,927)	(2,770,103)
Other	-	6,732	(101,701)
Total other income (expense)	(13,038)	(257,945)	(6,058,615)

Loss before income tax benefit and minority interests	(279,028)	(4,142,077)	(69,447,504)
Income tax benefit	4,633	264,646	711,580
Minority interests	-	-	9,028

Net loss	$(274,395)	$(3,877,431)	$(68,726,896)

Basic and diluted net loss per share	$(0.00)	$(0.06)	$(0.47)
Basic and diluted weighted average shares outstanding	67,500,000	67,500,000	146,366,856

Pro forma basic and diluted net loss per share (unaudited)			$(0.47)
Pro forma basic and diluted weighted average shares outstanding (unaudited)			148,738,911

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

						Accumulated				Total
					Additional	Other				Stockholders'
	Preferred Stock		Common Stock		Paid-In	Comprehensive	Accumulated	Deferred	Treasury	Equity
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Compensation	Stock	(Deficit)

Access Devices, Inc. common stock outstanding upon the formation of Access Devices Digital Ltd.	-	$-	67,500,000	$67,500	$-	$-	$(67,498)	$-	$-	$2
Sale of ordinary shares of Access Devices Digital Ltd.	-	-	-	-	88,924	-	-	-	-	88,924
Foreign currency translation adjustment	-	-	-	-	-	(11,488)	-	-	-	(11,488)
Net loss for the period	-	-	-	-	-	-	(274,395)	-	-	(274,395)

Balance at December 31, 2003	-	-	67,500,000	67,500	88,924	(11,488)	(341,893)	-	-	(196,957)
Foreign currency translation adjustment	-	-	-	-	-	(212,010)	-	-	-	(212,010)
Net loss for the period	-	-	-	-	-	-	(3,877,431)	-	-	(3,877,431)

Balance at December 31, 2004	-	-	67,500,000	67,500	88,924	(223,498)	(4,219,324)	-	-	(4,286,398)
Conversion of notes payable to ordinary shares of Access Devices Digital Ltd.	-	-	-	-	3,638,741	-	-	-	-	3,638,741
Exchange of Access Devices, Inc. common stock for Access Devices Digital Ltd. ordinary stock	-	-	105,000,000	105,000	(113,893)	-	-	-	-	(8,893)
Issuance of warrants to placement agent	-	-	-	-	814,094	-	-	-	-	814,094
Issuance of warrants to convertible note holders	-	-	-	-	723,376			-		723,376
Issuance of notes with beneficial conversion features	-	-	-	-	6,349,499	-	-	-	-	6,349,499
Forfeiture of common stock	-	-	-	-	37,500	-	-	-	(37,500)	-
Common stock issued for contract termination	-	-	1,546,200	1,546	1,931,204	-	-	-	-	1,932,750
Acquisition of minority interests in Access Devices Digital Ltd.	-	-	12,000,000	12,000	13,188,000	-	-	-	-	13,200,000
Common stock issued to management	-	-	19,888,915	19,889	49,894,600	-	-	-	25,511	49,940,000
Common stock issued to former Directors	-	-	-	-	1,099,000	-	-	-	1,000	1,100,000
Sale of common stock	-	-	-	-	152,698	-	-	-	511	153,209
Conversion of convertible notes payable to common stock	-	-	-	-	1,676,082	-	-	-	5,326	1,681,408
Sale of common stock in exchange for the cancellation of notes payable	-	-	-	-	3,076,101	-	-	-	2,799	3,078,900
Stock options issued to Directors	-	-	-	-	1,950,000	-	-	(975,000)	-	975,000
Foreign currency translation adjustment	-	-	-	-	-	140,183	-	-	-	140,183
Net loss for the period	-	-	-	-	-	-	(68,726,896)	-	-	(68,726,896)

Balance at December 31, 2005	-	$-	205,935,115	$205,935	$84,505,926	$(83,315)	$(72,946,220)	$(975,000)	$(2,353)	$10,704,973

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period June 17, 2003 (date of inception) through December 31,	Year Ended December 31,	Year Ended December 31,
	2003	2004	2005
OPERATING ACTIVITIES:
Net loss	$(274,395)	$(3,877,431)	$(68,726,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	86,177	282,072	311,419
Amortization of deferred financing costs	-	23,604	672,721
Amortization of premium on convertible notes payable	7,704	61,466	2,464,915
Loss on extinguishment of convertible notes payable	-	57,927	2,770,103
Issuance of stock for contract termination	-	-	1,932,750
Stock-based compensation	-	-	51,586,225
Minority interests	-	-	(9,028)
Allowance for sales returns	-	-	987,502
Allowance for inventory	-	-	616,916
Write-off of amount due from affiliate	-	336,908	-
Changes in assets and liabilities:
Restricted cash	-	-	(71,724)
Accounts receivable	(564)	(1,741,443)	(4,527,845)
Due from affiliate	(10,162)	(326,746)	-
Inventory	-	(324,491)	(3,370,555)
Other current assets	(26,818)	(597,373)	(1,528,708)
Other assets	-	(114,546)	(380,616)
Accounts payable	(31,407)	2,569,500	10,670,061
Accrued expenses	197,803	894,204	1,506,633
Deferred revenue	-	268,982	(159,902)
Net cash used in operating activities	(51,662)	(2,487,367)	(5,256,029)

INVESTING ACTIVITIES:
Purchases of property and equipment	(19,586)	(119,265)	(587,650)
Purchases of intangible assets	(290,193)	-	(100,023)
Purchase of minority interests	-	-	(428,775)
Net cash used in investing activities	(309,779)	(119,265)	(1,116,448)

FINANCING ACTIVITIES:
Proceeds from the issuance of ordinary stock	88,926	-	-
Proceeds from the issuance of notes payable	-	-	1,040,959
Proceeds from the issuance of convertible notes payable	290,193	3,806,539	-
Proceeds from convertible notes payable allocated to beneficial conversion features	-	-	6,349,499
Repayment of convertible notes payable	-	(631,185)	(170,192)
Proceeds from the issuance of ordinary stock in subsidiary	-	-	135
Proceeds from the issuance of common stock to officers	-	-	428,775
Proceeds from the issuance of warrants to convertible note holders	-	-	723,376
Proceeds from the issuance of common stock	-	-	561,769
Payment of financing costs	-	(23,604)	(1,101,925)
Net cash provided by financing activities	379,119	3,151,750	7,832,396

Foreign exchange rate effect	(10,521)	(33,973)	74,397
Net increase in cash and cash equivalents	7,157	511,145	1,534,316
Cash and cash equivalents, beginning of period	-	7,157	518,302

Cash and cash equivalents, ending of period	$7,157	$518,302	$2,052,618

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Access Devices, Inc. (formerly Dealbuzz.com Corp.) (the “Company”) was originally incorporated under the laws of the State of Nevada on March 8, 2000, as Dealbuzz.com Corp and on June 8, 2004 changed its name to Access Devices, Inc. It had no significant assets or liabilities, nor did it engage in any substantial business activities prior to February 11, 2005. On February 11, 2005, the Company issued and exchanged 105 million shares of its $0.001 par value common stock, representing approximately 60% of its then issued and outstanding common stock with Link Investment Holdings Ltd. in consideration for 1,166,667 shares or 70% of the issued ordinary stock of Access Devices Digital Ltd. ("ADDL"), a United Kingdom company (the "UK Acquisition"). Since ADDL had control of the Company upon the consummation of the UK Acquisition, ADDL was determined to be the accounting acquirer and the transaction was accounted for as a reverse acquisition. The accompanying consolidated financial statements prior to the UK Acquisition represent the financial position and results of operations of ADDL. The historical stockholders’ equity (deficit) in those statements has been recapitalized to reflect the common stock of the Company at its carrying value. After the UK Acquisition, these financial statements include the consolidated financial position and results of operations of the Company. ADDL’s business is the design and supply of digital television equipment for Digital Terrestrial Broadcast Television (“DVB-T”) in the business to business market.

As indicated in the accompanying consolidated financial statements, the Company has a working capital deficiency and has incurred and expects to continue to incur losses from operations until it achieves the scale of operations necessary to sustain its current levels of operating costs. Management plans to fund further operations of the Company through revenue generated from the sale of its digital television equipment and with proceeds from the additional issuance of debt and equity securities. There is no assurance that the Company’s plans to raise capital will be successful. These factors, among others, indicate that the Company may be unable to continue operations as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries and investments in entities for which it has a controlling interest, and all variable interest entities of which the Company is considered to be the primary beneficiary. All inter-company accounts and balances have been eliminated in consolidation.

In January 2005, the Company began to consolidate CeRoma Ltd. (“CeRoma”), a newly formed Israeli-based technology company founded by several officers of the Company. CeRoma meets the definition of a variable interest entity since the equity investment at risk is not sufficient to permit it to finance its operations without additional financial support. The Company, even though it did not own any of CeRoma’s ordinary stock upon formation, was determined to be the primary beneficiary of CeRoma since it absorbs the majority of the risk of loss and benefits from the majority of the residual returns of CeRoma. CeRoma employs approximately 17 engineers who are developing a new silicon system on a chip which is intended to be the core silicon inside all of the Company’s digital TV equipment commencing in 2007 and which it intends to sell to other digital television equipment manufacturers. In December 2005, the Company converted £1,000,000 in advances receivable from CeRoma into approximately 60% of CeRoma’s outstanding ordinary stock. Upon consummation of the transaction, since it was determined that CeRoma no longer qualified as a variable interest entity, the Company began to consolidate CeRoma based upon its voting control. Furthermore, the Company has agreed to transfer certain intellectual property rights to CeRoma and has committed to purchase a minimum of 1,000,000 silicon chips from CeRoma during the twelve month period following the commencement of chip production at a price to be determined. Chip production is expected to commence in 2007 (See Note 18).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for each reporting period. Estimates are used in accounting for, among other things, determining allowances for uncollectible accounts, inventory, and sales returns, calculating deferred taxes and related valuation allowances, and determining impairments and calculating depreciation and amortization for property and equipment and intangible assets. Actual results may differ from previously estimated amounts. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Foreign Currency

The functional currency of the Company's international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to United States dollars using period-end rates of exchange for assets and liabilities and average quarterly rates of exchange for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in other income (expense).

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash and cash equivalents. Substantially all of the Company’s cash and cash equivalents are deposited in financial institutions outside the United States and are not insured.

Restricted Cash

Restricted cash consists of cash pledged with a bank as collateral for various bank guarantees, principally associated with rental and other lease obligations. The amount of the related rental or lease obligation decreases over time, leading to a reduction in the bank’s guarantees and consequently to a lifting of restrictions on this cash.

Accounts Receivable

The Company maintains reserves on accounts receivable for potential credit losses and sales returns. Management regularly reviews the composition of accounts receivable and sales and analyzes historical bad debts and customer returns, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. There was no allowance for doubtful accounts for the periods presented. As of December 31, 2004 and 2005, the Company’s allowance for sales returns was approximately $0 and $933,000, respectively.

Inventory

Inventory is stated at the lower of cost, less any amounts required to bring products to marketable condition and location, or market value. Cost is determined using the first-in, first-out method. As of December 31, 2004 and 2005, the Company recognized an inventory allowance of approximately $0 and $583,000, respectively, against unprocessed returns and in-transit returns to reflect the estimated net realizable value of these classes of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated amortization and depreciation. The cost of repairs and maintenance, including the cost of replacing minor items not constituting a substantial betterment are charged to selling, general and administrative expenses as these costs are incurred. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are charged to selling, general and administrative expenses or research and development costs, if appropriate, as these costs are incurred. Internal-use software, which includes the cost of software purchased from third parties, is amortized on a straight-line basis over the useful life of the software of three years. Furniture and fixtures are depreciated on a straight-line basis over the useful life of the assets, generally three to four years. Equipment is depreciated on a straight-line basis over the useful life of the assets, generally four years. In the fourth quarter of 2005, the Company’s subsidiaries in Israel changed their estimates of the useful life of furniture and fixtures and equipment. This change in estimate did not have a material impact on the consolidated financial position or consolidated results of operations. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the asset, whichever is shorter.

Intangible Assets

Intangible assets consist of acquired design rights, acquired domain names and goodwill. Acquired design rights are carried at cost less accumulated amortization. Acquired design rights are amortized on a straight-line basis over the useful life of the asset of two years. Acquired domain names, which have an indefinite life and will be used to provide a future revenue stream, are carried at cost. Therefore, acquired domain names are not amortized but are evaluated for impairment in the same manner as all long-lived assets. Goodwill represents the excess purchase price over the fair value of identifiable net assets acquired. Goodwill is subject to an annual impairment test. The Company has elected to perform its annual impairment test on December 31 of each year. Potential goodwill impairment is identified by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company determines fair value using a discounted cash flow and market value approach. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying value of a reporting unit exceeds its fair value, the amount of goodwill impairment must be measured. The Company measures the amount of the goodwill impairment by comparing the implied fair value of the reporting unit with the carrying amount of the goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in the accompanying statement of operations.

Long-Lived Assets

The Company evaluates long-lived assets, such as property and equipment, and specifically identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. For assets which are held and used in operations, the asset is deemed to be impaired if its carrying value exceeds its estimated undiscounted future cash flows. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the asset or estimated discounted future cash flows attributable to the asset.

Amortization of Deferred Financing Costs

Deferred financing costs are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the term of the related note payable and is charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method. As of December 31, 2004 and 2005, accumulated amortization of deferred financing costs is $24,765 and $638,861, respectively.

Discounts on Convertible Notes Payable

Discounts on convertible notes payable are amortized on a straight-line basis over the term of the related note payable and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method.

Discounts on Convertible Notes Payable Attributable to Beneficial Conversion Features

Discounts on convertible notes payable attributable to beneficial conversion features are amortized on a straight-line basis over the term of the related note and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in stockholders’ equity (deficit) during a period from non-owner sources. Items of comprehensive income (loss) for the Company consist of foreign currency translation adjustments which are added to net loss to compute accumulated other comprehensive loss.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The provision for income taxes comprises the Company's current tax benefit or liability and changes in deferred income tax assets and liabilities. A valuation allowance is provided to reduce net deferred income tax assets to the amount that, based on available evidence, is more likely than not to be realized.

Research and Development

Costs for the internal development of new products and for substantial enhancements to existing products to be sold are expensed as incurred until technical feasibility has been established, at which time any additional costs are capitalized. To date, the Company has not capitalized any research and development costs because the costs incurred for products between the attainment of technical feasibility and the date the products are available for general release to customers have been insignificant.

Stock-Based Compensation

The Company uses the intrinsic value method to account for stock-based compensation to employees and qualifying directors, and has elected to adopt the pro forma disclosure alternative provided in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

The following table summarizes the pro forma effect on net loss and basic and diluted earnings per share that would have resulted from the application of the fair value method for employee/director stock options:

	December 31,
	2003	2004	2005

Net loss as reported	$(274,395)	$(3,877,431)	$(68,726,896)
Add: stock-based compensation expense included in net loss using the intrinsic value method	-	-	975,000
Less: stock-based compensation expense determined using the fair value method	-	-	(1,116,000)

Pro forma net loss	$(274,395)	$(3,877,431)	$(68,867,896)

Basic and diluted net loss per share:

As reported	$-	$0.06	$0.47
Pro forma	$-	$-	$0.47

The pro forma information regarding net loss and basic and diluted net loss per share was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	3 years
Expected dividend yield:	0.00%
Volatility:	52%

The Company uses the fair value method to account for stock-based compensation to non-employees.

Fair Value of Financial Instruments

At December 31, 2004 and 2005, the carrying values of the Company’s current assets and current liabilities (not including convertible notes payable) approximates their fair values. The fair value of the Company’s convertible notes payable, which is estimated to approximate the face value, differs from their carrying value as follows:

	Carrying Amount	Fair Value

Current	$1,365,965	$5,319,000
Non-current	25,604	150,000

Earnings Per Share

Earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Since the Company incurred a net loss in all periods presented, all potentially dilutive securities were excluded from the computation of diluted loss per share since the effect of including them is anti-dilutive.

The following table summarizes the number of diluted securities outstanding for each of the periods presented, but not included in the calculation of diluted loss per share:

	December 31,
	2003	2004	2005

Stock options	-	-	3,000,000
Warrants	-	-	2,675,400
Convertible notes payable	-	-	13,662,868

Total	-	-	19,338,268

Revenue Recognition

The Company recognizes hardware revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement exists, (ii) the sales price is fixed or determinable, (iii) collectibility is probable, and (iv) delivery has occurred. Hardware revenue is reflected net of customer returns.

The Company earns royalties for the use of its designs in units manufactured by a vendor pursuant to a royalty arrangement. These royalties are earned in the period the units subject to the royalties are manufactured. A non-refundable upfront fee received from this vendor pursuant to this arrangement is being recognized over the term of the arrangement on a straight-line basis in royalty revenue. The unearned portion of this fee is reflected as deferred revenue on the consolidated balance sheet.

Cost of Revenue

Cost of revenue includes third party product manufacturing costs and software royalties. These costs are incurred upon recognition of the associated hardware revenue.

Certain Risks and Concentrations

The Company’s revenue is principally derived from the sale of equipment designed to receive digital television broadcasts using the DVB-T standard. The DVB-T standard has been adopted by over 40 countries world-wide. The market for the Company’s equipment is still evolving and contains many competitors which are better capitalized than the Company. Its future success depends on the continued use of the DVB-T standard by the countries which have adopted it, the expansion of this standard to other countries, and its ability to obtain the capital necessary to compete against larger companies. The Company’s financial position and results of operations are highly sensitive to changes in the regulatory environment surrounding the adoption of the DVB-T standard and future technological advances.

Currently, the Company’s hardware is manufactured by two manufacturing partners and the raw materials used in manufacturing are purchased from a limited number of suppliers. As such, the Company’s financial position and results of operations are highly sensitive to the ability of its manufacturing partners and suppliers to continue to meet its manufacturing needs.

The Company’s customers and principal operations are predominantly located in the United Kingdom. In addition, the Company has subsidiaries located in Israel engaged in research and development activities. As the Company’s reporting currency is the U.S. dollar, the Company’s financial position and results of operations are highly sensitive to fluctuations in foreign currency.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents predominantly consist of interest bearing checking accounts with banks located in the United Kingdom, United States and Israel. Accounts receivable are typically unsecured and derived from a limited number of large retail customers operating in the United Kingdom and Spain. The Company has two customers which accounted for 60% and 11%, respectively, of total revenue for the year ended December 31, 2004 and two customers which accounted for 60% and 14%, respectively, of total revenue for the year ended December 31, 2005. The Company had two customers which accounted for 61% and 23%, respectively, of total accounts receivable at December 31, 2004 and three customers which accounted for 25%, 23% and 23%, respectively, of total accounts receivable at December 31, 2005.

The Company predominantly uses one placement agent to arrange convertible note financing. Therefore, its ability to support future financing activities is highly dependent upon this placement agent.

The Company has entered into several stock-based compensation transactions in the United Kingdom that it believes are not subject to withholding requirements and employer-related payroll taxes.  Despite the Company's belief that its position is fully supportable, there is a chance that the United Kingdom tax authorities could challenge the  Company's position and rule that these transactions constitute compensation. Any determination that subjects the Company to withholding requirements and employer-related payroll taxes on these transactions could have a material impact on the Company's financial position and results of operations.

Pro Forma Information

The unaudited pro forma consolidated balance sheet at December 31, 2005 reflects the conversion of $1,400,000 in convertible notes payable with a carrying value at December 31, 2005 of $281,874 into 2,800,000 shares of common stock upon the effectiveness of this registration statement. The unaudited pro forma accumulated deficit reflects the amortization of the remaining unamortized implied discount on the convertible notes payable of $1,118,126 and the remaining unamortized deferred financing costs related to these convertible notes payable of $156,576. The unaudited pro forma basic and diluted net loss per share and pro forma weighted average shares outstanding for the year ended December 31, 2005 reflect the impact of the items discussed above.

Supplemental Disclosure of Cash Flow Information

Cash paid for interest is $0, $143,132 and $43,516 for the period June 17, 2003 (date of inception) through December 31, 2003 and the years ended December 2004 and December 2005, respectively.

No amounts were paid for income taxes for the period June 17, 2003 (date of inception) through December 31, 2003, or the years ended December 2004 and December 2005.

In 2003, the Company purchased intangible assets of $472,845 from a related party for $290,193 in cash, the assumption of $51,211 in accounts payable and the assumption of a £77,000 note payable (with a U.S. dollar equivalent of $131,441) (see Notes 9 and 13).

In 2005, in connection with the purchase of the remaining minority interests of ADDL, the Company issued 12,000,000 shares of common stock with a fair value of $13,200,000 representing a portion of the purchase price paid to the minority interests. The entire purchase price was allocated to goodwill (see Note 16).

In 2005, the Company issued 45,400,000 shares of common stock with a fair value of $49,940,00, including 25,511,085 shares being held in treasury, to certain officers (see Note 16).

In 2005, the Company issued warrants with a fair value of approximately $814,000 to its principal placement agent (see Note 9).

In 2005, the Company issued a total of 2,799,000 shares of common stock held in treasury as consideration for the extinguishment of $949,355 of notes, including accrued interest thereon (see Note 8).

In 2005, 37,500,000 shares of common stock were returned to the Company by several of its stockholders in exchange for no consideration. These shares were transferred to treasury stock at the par value of the shares of $37,500 (see Note 10).

In 2005, convertible notes with a carrying value, including accrued interest, of $1,681,408 were converted into 5,325,633 shares of common stock of the Company (see Note 9).

In 2005, the Company issued 1,000,000 shares of common stock with a fair value of $1,100,000 to former directors of ADDL as consideration for past services provided to the Company (see Note 10).

In 2005, the Company issued 1,546,200 shares of common stock with a fair value of $1,932,750 to Astral Promotions, Ltd. in connection with the termination of a contract (see Note 15).

In 2005, convertible notes with a carrying value of $3,638,741 were converted into 1,166,667 shares of ADDL's ordinary stock (see Note 9).

In 2005, the Company issued 105,000,000 shares of common stock in exchange for 1,166,667 shares of ADDL ordinary stock upon consummation of the UK Acquisition (see Note 1).

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)") which (i) revises SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to eliminate the disclosure only provisions of that statement and the alternative to follow the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related implementation guidance, and (ii) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award and recognize that cost in its results of operations over the period during which an employee is required to provide the requisite service in exchange for that award. The statement is effective for financial statements as of the beginning of the first annual period that begins after June 15, 2005. The Company will elect to apply this statement prospectively. The Company is currently in the process of determining the impact that the adoption of the provisions of SFAS 123(R) will have on its consolidated financial position and consolidated results of operations.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable. SFAS 154 also required that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the provisions of SFAS 154 to have a material impact on its consolidated financial position or consolidated results of operations.

In September 2005, the Emerging Issues Task Force issued Abstract 05-08, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature” (“EITF 05-08”). EITF 05-08 requires the basis difference between financial reporting and income tax reporting that results from the issuance of convertible debt instruments with embedded beneficial conversion features to be considered a temporary difference for purposes of applying SFAS 109, “Accounting for Income Taxes”. EITF 05-08 also requires the recognition of deferred income taxes for the temporary differences resulting from the issuance of convertible debt instruments with embedded beneficial conversion features to be recorded as an adjustment to additional paid-in capital. EITF 05-08 is effective for fiscal years beginning after December 15, 2005. The Company is currently in the process of determining the impact that the adoption of EITF 05-08 will have on its consolidated financial position and consolidated results of operations.

3. INVENTORY

Inventory consists of the following:

	December 31,
	2004	2005

Raw materials	$-	$158,054
Unprocessed returns, net of allowance of $433,870	-	693,860
In-transit returns, net of allowance of $149,192	-	505,327
Finished goods	324,491	1,720,889

Total inventory, net	$324,491	$3,078,130

4. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2004	2005

Income tax receivable	$283,064	$683,970
Other receivables	269,725	515,589
Prepaid expenses	71,402	657,615
Other	-	295,725

Total other current assets	$624,191	$2,152,899

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2004	2005

Equipment	$137,116	$492,495
Leasehold improvements	9,774	128,056
Furniture and fixtures	441	75,867

	147,331	696,418
Less: accumulated depreciation and amortization	31,879	169,252

Total property and equipment, net	$115,452	$527,166

Depreciation and amortization expense is $1,972, $28,241 and $146,095 for the period June 17, 2003 (date of inception) through December 31, 2003 and the years ended December 2004 and 2005, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2004	2005

Acquired design rights	$533,668	$476,108
Less: accumulated amortization	361,871	476,108

Acquired design rights, net	171,797	-
Acquired domain names	-	94,534
Goodwill (see Note 16)	-	13,628,775

Total intangibles assets, net	$171,797	$13,723,309

Amortization expense is $84,205, $253,831 and $165,324 for the period June 17, 2003 (date of inception) through December 31, 2003 and the years ended December 31, 2004 and December 31, 2005, respectively.

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,
	2004	2005

Payroll and related	$514,142	$572,870
Royalties	307,227	600,431
Other	270,638	1,395,049

Total accrued expenses	$1,092,007	$2,568,350

8. NOTES PAYABLE

In March 2005, the Company issued an aggregate of $875,000 in notes to two investors. These notes bear interest, which is payable upon redemption, at 5% per annum and are payable upon demand with 30 days advanced notice. In November 2005, the two investors agreed to purchase 2,578,700 shares of the Company’s common stock in exchange for the cancellation of these notes, including all accrued interest thereon. In December 2005, the Company issued 2,479,025 shares of common stock pursuant to this arrangement in exchange for the cancellation of $840,114 in the notes’ value (see Note 10). In January 2006, the Company issued the remaining 99,675 shares of common stock subject to the arrangement in exchange for the cancellation of the remaining $34,886 in notes.

In May 2005, the Company issued a $113,744 note payable to an investor. This note bears interest, which is payable upon redemption, at 5% per annum and is payable upon demand with 30 days advanced notice. In November 2005, the investors agreed to purchase 332,840 shares of the Company’s common stock in exchange for the cancellation of this note, including all accrued interest thereon. In December 2005, the Company issued 319,975 shares of common stock pursuant to this arrangement in exchange for the cancellation of $109,241 in the note’s value (see Note 10). In January 2006, the Company issued the remaining 12,865 shares of common stock subject to the arrangement in exchange for the cancellation of the remaining $4,503 in notes.

In October 2005, the Company issued a $52,215 note to an entity which is owned and controlled by one of the Company’s officers. This note is payable upon demand and began to bear interest at 7.5% per annum in January 2006.

9. CONVERTIBLE NOTES PAYABLE

The carrying value of convertible notes payable consists of the following:

	December 31,
	2004	2005

Convertible promissory note with a £77,000 face value issued in August 2003	$168,747	$-
Convertible promissory notes with a £110,000 face value issued in November 2003	-	-
Convertible promissory notes with a £60,000 face value issued in December 2003	21,274	21,286
Convertible promissory note with a £7,000 face value issued in January 2004	-	-
Convertible promissory notes with a £120,000 face value issued in February 2004	-	-
Convertible promissory note with a £1,950,000 face value issued in March 2004	3,756,870	-
Zero coupon convertible note with a $100,000 face value issued in April 2005	-	22,543
Zero coupon convertible notes with a $1,750,000 face value issued in May 2005	-	256,270
Convertible secured note with a £500,000 face value issued in June 2005	-	-
Zero coupon convertible note with a $200,000 face value issued in June 2005	-	-
Convertible secured notes with a £515,000 face value issued in September 2005	-	474,203
Zero coupon convertible note with a $50,000 face value issued in October 2005	-	3,061
Convertible secured notes with a £650,000 face value issued in November 2005	-	355,016
Convertible secured notes with a £1,080,000 face value issued in December 2005	-	259,190

Total convertible notes payable	3,946,891	1,391,569
Less: current portion of convertible notes payable	3,946,891	(1,365,965)

Total non-current portion of convertible notes payable	$-	$25,604

In August 2003, in connection with the purchase of design rights from a related party, the Company assumed and amended a £77,000 note (see Notes 2 and 13). Under the amended terms, the note bears interest, which is payable upon conversion or maturity, at 7% per annum, matures two years from the date of amendment at a 20% premium over its face value, and is convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the note is being amortized over the term of the note and charged to interest expense on the accompanying consolidated statement of operations. In March 2005, the note was repaid prior to its scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of notes payable on the accompanying consolidated statement of operations.

In November 2003, the Company issued an aggregate of £110,000 in notes to several investors, including £25,000 to related parties. These notes bear interest, which is payable upon conversion or maturity, at 7% per annum, mature two years from the date of issuance at a 20% premium over their face value, and are convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the notes is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, the Company repaid these notes prior to their scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of notes payable on the accompanying consolidated statement of operations.

In December 2003, the Company issued an aggregate of £60,000 in notes to several investors, including £30,000 to related parties. These notes bear interest, which is payable upon conversion or maturity, at 7% per annum, mature two years from the date of issuance at a 20% premium over their face value, and are convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the notes is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, notes aggregating £50,000 were repaid prior to their scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of notes payable on the accompanying consolidated statement of operations. The remaining £10,000 in notes outstanding at December 31, 2005 is due to a related party. These notes continue to be outstanding even though they have matured.

In January 2004, the Company issued a £7,000 note to a related party. The note bears interest, which is payable upon conversion or maturity, at 7% per annum, matures two years from the date of issuance at a 20% premium over its face value, and is convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the note is being amortized over the term of the note and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, the note was repaid prior to its scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of notes payable on the accompanying consolidated statement of operations.

In February 2004, the Company issued an aggregate of £120,000 in notes to several investors. These notes bear interest, which is payable upon conversion or maturity, at 7% per annum, mature two years from the date of issuance at a 20% premium over their face value, and are convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the notes is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, the notes were repaid prior to their scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of notes payable on the accompanying consolidated statement of operations.

In March 2004, the Company entered into an agreement with an investor to issue £1,950,000 in secured convertible notes. The proceeds related to these notes were received in unequal installments, as defined in the agreement, from March through December 2004. These notes bear interest, which is payable upon conversion or redemption, at 7% per annum, are redeemable at any time at the option of the Company prior to November 15, 2004, are secured by all of the assets of ADDL, and are automatically convertible into 70% of the outstanding ordinary shares of ADDL at an effective conversion price of £1.67 per share if not redeemed prior to November 15, 2004. Legal fees of $23,072 related to the placement have been capitalized as deferred financing costs and have been amortized to interest expense over the term of the notes. In February 2005, the notes were converted into 1,166,667 shares of ADDL ordinary stock (see Notes 1 and 10).

In April 2005, the Company issued a $100,000 zero coupon convertible note to an investor. The note does not bear interest, matures in three years, and is convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of its issuance. The conversion price is subject to adjustment, as defined, if the number of outstanding shares of common stock exceeds 250,000,000. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the note’s embedded conversion feature of $100,000 in additional paid-in capital in the accompanying consolidated balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the note. Placement fees of $14,000 have been capitalized as deferred financing costs and are being amortized over the term of the note.

In May 2005, the Company issued an aggregate of $1,750,000 in zero coupon convertible notes to two investors. The notes do not bear interest, mature in three years, and are convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of their issuance. The conversion price is subject to adjustment, as defined, if the number of outstanding shares of common stock exceeds 250,000,000. The notes are also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the notes’ embedded conversion feature of $1,750,000 in additional paid-in capital in the accompanying consolidated balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the notes. Placement fees of $245,000 have been capitalized as deferred financing costs and are being amortized over the term of the notes. In December 2005, $500,000 of these notes were converted into 1,000,000 shares of common stock and the Company recognized the unamortized discount and the related unamortized deferred financing costs as a loss on extinguishment of notes payable. In January 2006, the remaining $1,250,000 of these notes were converted into 2,500,000 shares of common stock.

In June 2005, the Company issued a £500,000 secured convertible note to an investor. The note bears interest, which is payable upon maturity, at 10% per annum, matures on October 31, 2005, and is convertible (along with accrued interest) to common stock at the option of the holder at $0.25 per share at any time. The Company has recognized the fair value of the note’s embedded conversion feature of $926,500 in additional paid-in capital in the accompanying consolidated balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the note. Placement fees of $306,244 consisting of $72,744 and the fair value of 297,600 warrants issued to the placement agent of $233,500 (see Note 10) are being capitalized as deferred financing costs and have been amortized to interest expense over the term of the note. In December 2005, this note, including accrued interest thereon, was converted into 3,925,633 shares of common stock.

In June 2005, the Company issued a $200,000 zero coupon convertible note to an investor. The note does not bear interest, matures in three years, and is convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of its issuance. The conversion price is subject to adjustment, as defined, if the number of outstanding shares of common stock exceeds 250,000,000. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the note’s embedded conversion feature of $200,000 in additional paid-in capital in the accompanying consolidated balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the note. Placement fees of $28,000 have been capitalized as deferred financiang costs and are being amortized to interest expense over the term of the note. In December 2005, this note was converted into 400,000 shares of common stock and the Company recognized the amortization of the remaining unamortized discount and the related unamortized deferred financing costs as a loss on extinguishment of notes payable.

In September 2005, the Company issued an aggregate of £515,000 in secured convertible notes to several investors. The notes bear interest, which is payable upon maturity, at 10% per annum, mature on March 31, 2006, and are convertible (along with accrued interest) to common stock at the option of the holder at $0.25 per share at any time. The Company has recognized the fair value of the notes’ embedded conversion feature of $939,875 in additional paid-in capital in the accompanying consolidated balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the notes. Placement fees of $321,910 consisting of $74,926 and the fair value of 300,760 warrants issued to the placement agent of $246,984 (see Note 10) have been capitalized as deferred financing costs and are being amortized to interest expense over the term of the notes. On March 31, 2006, the maturity date of these notes was extended to September 30, 2006.

In October 2005, the Company issued a $50,000 zero coupon convertible note to an investor. The note does not bear interest, matures in three years, and is convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of its issuance. The conversion price is subject to adjustment, as defined, if the number of outstanding shares of common stock exceeds 250,000,000. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the note’s embedded conversion feature of $50,000 in additional paid-in capital in the accompanying consolidated balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the note. Placement fees of $7,000 have been capitalized as deferred financing costs and are being amortized to interest expense over the term of the note.

In November 2005, the Company issued a £500,000 secured convertible note to an investor. The note bears interest, which is payable upon maturity, at 10% per annum, matures on April 30, 2006, and is convertible (along with accrued interest) to common stock at the option of the holder at a price per share equal to the lower of $0.50 and 70% of the price at which the Company’s next round of equity financing is completed. In connection with the issuance of the note, the Company issued the investor a warrant to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The Company has recognized the fair value of the note’s embedded conversion feature of $659,700, calculated using the intrinsic value method, and the fair value of the warrant of $240,300 in additional paid-in capital in the accompanying consolidated balance sheet and is amortizing the implied discount to interest expense over the term of the note. Placement fees of $169,930 consisting of $72,744 and the fair value of 144,000 warrants issued to the placement agent of $97,186 (see Note 10) have been capitalized as deferred financing costs and are being amortized to interest expense over the term of the note. On April 30, 2006, the maturity date on this note was extended to September 30, 2006.

In November 2005, the Company issued an aggregate of £150,000 in secured convertible notes to two investors. The notes bear interest, which is payable upon maturity, at 10% per annum, mature on May 15, 2006, and are convertible (along with accrued interest) to common stock at the option of the holder at a price per share equal to the lower of $0.50 and 70% of the price at which the Company’s next round of equity financing is completed. The Company has recognized the fair value of the notes’ embedded conversion feature of $262,500 in additional paid-in capital in the accompanying balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over the term of the notes. Placement fees of $50,085 consisting of $21,823 and the fair value of 42,000 warrants issued to the placement agent of $28,262 (see Note 10) have been capitalized as deferred financing costs and are being amortized to interest expense over the term of the notes.

In December 2005, the Company issued an aggregate of £1,080,000 secured convertible note to several investors. The notes bear interest, which is payable upon maturity, at 10% per annum, mature six months after their issuance, and are convertible (along with accrued interest) to common stock at the option of the holder at a price per share equal to the lower of $0.50 and 70% of the price at which the Company’s next round of equity financing is completed. In connection with the issuance of the note, the Company issued the investors warrants to purchase 1,080,000 shares of common stock at an exercise price of $1.00 per share. The Company has recognized the fair value of the notes' embedded conversion feature of $1,460,924 calculated using the intrinsic value method, and the fair value of the warrants of $483,076 in additional paid-in capital in the accompanying balance sheet and is amortizing the implied discount to interest expense over the term of the note. Placement fees of $365,289 consisting of $157,127 and the fair value of 311,040 warrants issued to the placement agent of $208,162 (see Note 10) have been capitalized as deferred financing costs and are being amortized to interest expense over the term of the notes.

The future minimum payments under convertible notes payable as of December 31, 2005 are as follows:

December 31,
2005

2006	$5,319,000
2007	-
2008	150,000

$5,469,000

10. STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue up to 25,000,000 shares of preferred stock, $0.001 par value. Each share of preferred stock will be issued in a series and shall have the voting rights and preferences determined at the time of issuance by the Board of Directors. To date, the Company has not issued any shares of preferred stock.

Common Stock

In April 2005, the Company increased its authorized number of shares of common stock, $0.001 par value, from 200,000,000 to 300,000,000. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. As of December 31, 2005, the Company had 205,935,115 shares of common stock issued, 203,581,532 shares of common stock outstanding and 19,338,268 shares of common stock reserved for future issuance with respect to convertible notes payable, stock options and warrants outstanding.

In September 2003, ADDL sold 99,741 shares of ordinary stock for $17,785. The fair value of the ordinary shares has been reflected in additional paid-in capital in the accompanying consolidated balance sheet.

In November 2003, ADDL sold 400,159 shares of ordinary stock for $71,139. The fair value of the ordinary shares has been reflected in additional paid-in capital in the accompanying consolidated balance sheet.

In February 2005, ADDL issued 1,166,667 shares of ordinary stock to an investor upon the exercise of a conversion option on a secured convertible note with a face value of £1,950,000 (see Note 9). The fair value of the ordinary shares of $3,638,741 has been reflected in additional paid-in capital in the accompanying consolidated balance sheet.

In February 2005, the Company issued and exchanged 105,000,000 shares of its common stock for 1,166,667 shares of ADDL ordinary stock upon consummation of the UK Acquisition (see Note 1).

On September 26, 2005, the Company issued 1,546,200 shares of its common stock in connection with the termination of a material contract (see Note 15).

In December 2005, the Company issued 31,888,915 shares of its common stock in connection with the purchase of the minority interests in ADDL and the issuance of common stock to certain officers of the Company (see Note 16).

Treasury Stock

In April 2005, several of the Company’s stockholders returned 2,500,000 shares of common stock to the Company. The Company recognized the par value of the returned shares of $2,500 in treasury stock and additional paid-in capital in the accompanying consolidated balance sheet and statement of stockholders’ equity (deficit).

In July 2005, several of the Company’s stockholders returned 35,000,000 shares of common stock to the Company. The Company recognized the par value of the returned shares of $35,000 in treasury stock and additional paid-in capital in the accompanying consolidated balance sheet and statement of stockholders’ equity (deficit).

In November 2005, the Company sold 2,799,000 shares of common stock being held in treasury to several investors in exchange for the cancellation of $949,355 in notes payable and $30,290 in related accrued interest (see Note 8). In connection with the sale, the Company recognized a loss on extinguishment of notes payable of $2,099,255 in the accompanying statement of operations to reflect the difference between the fair value of the common stock and the carrying value of the cancelled notes and related accrued interest on the date of the sale.

In November 2005, the Company transferred 1,400,000 shares of common stock being held in treasury to two investors upon the exercise of conversion options on zero coupon convertible notes with an aggregate face value of $700,000 (see Note 9).

In December 2005, the Company transferred 3,925,633 shares of common stock being held in treasury to an investor upon the exercise of a conversion option on a secured convertible note with a face value of $926,500 and unpaid accrued interest of $54,908 (see Note 9).

In December 2005, the Company issued 1,000,000 shares of common stock being held in treasury to two former ADDL board members as compensation for past services. The Company recognized a non-cash charge of $1,100,000 to reflect the fair value of the common stock in the accompanying consolidated statement of operations.

In December 2005, the Company issued 510,699 shares of common stock being held in treasury to several investors for $153,209 in cash, net of $408,560 in fees paid to a placement agent.

In December 2005, in conjunction with the purchase of minority interests from ADDL, the Company issued 25,511,085 shares of common stock being held in treasury to certain officers of the Company (see Note 16).

Warrants

In June 2005, the Company issued warrants to purchase 297,600 shares of the Company’s common stock to a placement agent involved in the Company’s financing activities (see Note 9). The warrants have an exercise price of $0.50 per share, are fully vested and expire two years from the date of grant. The fair value of the warrants of $233,500 has been determined using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	2 years
Expected dividend yield:	0.00%
Volatility:	52%

In September 2005, the Company issued warrants to purchase 300,760 shares of the Company’s common stock to a placement agent involved in the Company’s financing activities (see Note 9). The warrants have an exercise price of $0.50 per share, are fully vested and expire two years from the date of grant. The fair value of the warrants of $246,984 has been determined using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	2 years
Expected dividend yield:	0.00%
Volatility:	58%

In November 2005, the Company issued warrants to purchase 186,000 shares of the Company’s common stock to a placement agent involved in the Company’s financing activities (see Note 9). The warrants have an exercise price of $0.50 per share, are fully vested and expire two years from the date of grant. The fair value of the warrants of $125,448 has been determined using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	2 years
Expected dividend yield:	0.00%
Volatility:	55%

In November 2005, the Company issued warrants to purchase 500,000 shares of the Company’s common stock to an investor in connection with the issuance of a convertible note payable. The warrants have an exercise price of $1.00 per share, are fully vested and expire three years from the date of grant. The fair value of the warrants of $240,300 has been determined using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	3 years
Expected dividend yield:	0.00%
Volatility:	55%

In December 2005, the Company issued warrants to purchase 311,040 shares of the Company’s common stock to a placement agent involved in the Company’s financing activities (see Note 9). The warrants have an exercise price of $0.50 per share, are fully vested and expire two years from the date of grant. The fair value of the warrants of $208,162 has been determined using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	2 years
Expected dividend yield:	0.00%
Volatility:	53%

In December 2005, the Company issued warrants to purchase 1,080,000 shares of the Company’s common stock to several investors in connection with the issuance of convertible notes payable. The warrants have an exercise price of $1.00 per share, are fully vested and expire three years from the date of grant. The fair value of the warrants of $483,076 has been determined using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate:	4%
Expected life:	3 years
Expected dividend yield:	0.00%
Volatility:	53%

Stock Options

In July 2005, the Company issued options to purchase an aggregate of 3,000,000 shares of common stock at $0.50 per share to two directors. The options expire in three years and vest according to the following schedule: (i) 50% immediately, (ii) 25% on the first anniversary of the agreement, and (iii) 25% on the second anniversary of the agreement. In connection with the issuance of these options, the Company has recognized $975,000 in compensation expense in the accompanying consolidated statement of operations representing the intrinsic value of the vested portion of these options on the date of grant.

In November 2005, one of the Company’s subsidiaries, CeRoma Ltd., established an employee stock option plan for the benefit of its employees and reserved 1,163,860 shares of its ordinary stock to be issued under the plan. No options were issued under this plan in 2005. In January 2006, stock options to purchase 740,000 shares of ordinary stock were issued under the plan. Later that month, the Company modified the terms of some of these option grants. In April 2006, stock options to purchase 241,000 shares of ordinary stock were issued under the plan.

11. INCOME TAXES

The Company's income tax benefit in 2003, 2004 and 2005 represents a tax credit for qualified research and development expenses in the United Kingdom. As of December 31, 2005, the Company had approximately $5,786,000 in net operating loss carry-forwards which can be used to reduce taxable income, subject to certain limitations upon change of control. The net operating loss carry-forwards in the United Kingdom and Israel of approximately $2,047,000 and $2,107,000, respectively, can be carried forward indefinitely. The net operating loss carry-forwards in the United States of approximately $1,632,000 can be carried forward for twenty years. The Company’s deferred tax assets comprise net operating loss carry-forwards and temporary differences related to the recognition of reserves for inventory and accounts receivable, depreciation of property and equipment, amortization of goodwill, software costs, and certain accrued expenses for income tax and financial reporting purposes. During the year ended December 31, 2005, the Company’s valuation allowance increased by $1,707,000.

Loss before income tax benefit and minority interests attributable to foreign and domestic operations is as follows:

	December 31,
	2003	2004	2005

United States	$-	$-	$(58,290,777)
United Kingdom	(279,028)	(4,142,077)	(8,124,909)
Israel	-	-	(3,031,818)

Loss before income tax benefit and minority interests	$(279,028)	$(4,142,077)	$(69,447,504)

Significant components of the Company’s deferred tax assets consist of the following:

	December 31,
	2004	2005
Deferred Tax Assets:
Net operating loss carry-forwards	$668,000	$1,741,000
Inventory reserves	-	175,000
Allowance for sales returns	-	280,000
Software costs	-	114,000
Accrued expenses	-	81,000
Total deferred tax assets	668,000	2,391,000

Deferred Tax Liabilities:
Depreciation on property and equipment	15,000	5,000
Amortization of goodwill	-	26,000
Total deferred tax liabilities	15,000	31,000

Total net deferred tax assets before valuation allowance	653,000	2,360,000

Valuation allowance	(653,000)	(2,360,000)

Total net deferred tax assets, net of valuation allowance	$-	$-

The components of the Company’s income tax benefit consist of the following:

	December 31,
	2003	2004	2005
Current:
Federal	$-	$-	$-
State and local	-	-	-
Foreign	(4,633)	(264,646)	(711,580)
	(4,633)	(264,646)	(711,580)
Deferred:
Federal	-	-	-
State and local	-	-	-
Foreign	-	-	-

Total income tax benefit	$(4,633)	$(264,646)	$(711,580)

The income tax benefit differs from the amount computed by applying the statutory federal income tax rate to loss before income taxes and minority interests as follows:

	December 31,
	2003	2004	2005

Income tax at the federal statutory rate of 35 percent	$(97,660)	$(1,449,727)	$(24,306,626)
Foreign rate differential	13,951	207,104	618,473
Non-deductible expenses for stock-based compensation	-	-	18,055,179
Non-deductible expenses for contract termination	-	-	676,463
Non-deductible expenses for the amortization of discounts on notes payable attributable to beneficial conversion features	-	-	1,801,588
Research and development tax credits	(4,633)	(264,646)	(711,580)
Non-deductible expenses qualifying for research and development tax credit	10,134	578,867	1,344,354
Other	28,575	55,756	103,569
Change in valuation allowance	45,000	608,000	1,707,000

Total income tax benefit	$(4,633)	$(264,646)	$(711,580)

12. COMMITMENTS AND CONTINGENCIES

The Company leases its London, England office facility under a non-cancellable operating lease that expires on November 30, 2008. The Company’s subsidiaries lease their Caesarea, Israel offices under non-cancellable operating leases that expire on March 14, 2009 and July 31, 2009, respectively.

The Company is a party to several software contracts with non-cancelable payment commitments in 2006 through 2010.

The Company has non-cancelable commitments to purchase finished goods from its manufacturing partners during 2006.

As of December 31, 2005 the Company’s future minimum non-cancelable commitments are as follows:

	Office Leases	Software Contracts	Inventory Purchases	Total

2006	$204,000	$1,233,000	$7,200,000	$8,637,000
2007	204,000	505,000	-	709,000
2008	195,000	85,000	-	280,000
2009	44,000	60,000	-	104,000
2010	-	60,000	-	60,000

	$647,000	$1,943,000	$7,200,000	$9,790,000

Rent expense under operating leases is $0, $145,682 and $229,349 for the period June 17, 2003 (date of inception) through December 31, 2003 and the years ended December 31, 2004 and 2005, respectively.

13. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with Valencia Ltd., a company controlled by SAVA Trading Company Ltd., which is beneficially owned by the Adir Family Trust, in which Joseph Adir has no pecuniary, voting or dispositive interest, but is for, among others, the beneficial interest of Mr. Adir's children, through which the Company receives support services in Israel, the United States and Asia as well as the services of Mr. Adir as the Company’s Executive Vice Chairman and Director. Under this agreement, Valencia Ltd. receives £13,000 per month. The Company recognized consulting fees of $0, $67,188 and $278,711 in the accompanying consolidated statement of operations related to this agreement for the period June 17, 2003 (date of inception) through December 31, 2003 and the years ended December 31, 2004 and 2005, respectively.

In August 2003, the Company acquired certain intellectual property rights from Access Devices Ltd. (“ADL”), a company that had certain common directors and was under the control of certain stockholders of the Company. ADL’s business was, and continued to be, the provision of web-based TV applications and equipment and it had designed a set-top box which could be used both for those applications as well as for the digital TV equipment manufactured by the Company. Consequently, in order to accelerate the Company’s business, the Company acquired a digital TV set-top box design from ADL for a total of $472,845, consisting of $290,193 in cash and the assumption of a £77,000 (with the U.S. dollar equivalent of $131,441) note and $51,211 in accounts payable (see Notes 1 and 9).

Initially, upon its formation, the Company shared office space and certain common vendors with ADL. As of December 31, 2003, the Company had amounts due from ADL of $10,162 for certain advances the Company made to common vendors on behalf of ADL. In 2004, as ADL’s business began to deteriorate, the Company continued to make advances to common vendors it shared with ADL since it required the continued cooperation of such vendors to advance its business. In the fourth quarter of 2004, when it became apparent to the Company that ADL’s business would not turn around and it would not be repaid for the advances it made on ADL’s behalf, the Company decided to recognize a charge for all amounts due from ADL of approximately $337,000. This charge is included in operating expenses in the accompanying consolidated statement of operations.

One of the Company's contract sales people is one of the officers referred to in Note 16 below. Fees paid in the year ended December 31, 2005 to that individual amounted to £120,000.

14. EMPLOYEE BENEFITS

The Company maintains a defined contribution pension plan (“Pension Plan”) in the United Kingdom for its full-time employees. Every employee who chooses to participate in the plan may contribute from one percent to forty-five percent of his or her annual compensation to the Pension Plan. Provided that the employee contributes at least two percent to the Pension Plan, the Company is required to make contributions at the rate of eight percent of annual compensation in the case of senior executives and at the rate of five percent of annual compensation for all remaining employees. All contributions by employees and by the Company are fully vested. Except for the contributions described above, the Company has no further legal obligation with respect to this Pension Plan.

Company contributions to the Pension Plan were $0, $86,238 and $145,041 for the period June 17, 2003 (date of inception) through December 31, 2003 and the years ended December 31, 2004 and 2005, respectively.

15. CONTRACT TERMINATION

In September 2005, the Company acquired all of the outstanding ordinary stock of Astral Promotions Ltd. (“Astral”) for an aggregate purchase price of $2,288,508, consisting of 1,546,200 shares of common stock with a fair value of $1,932,750 and £200,000. Prior to the date of acquisition, Astral did not have any assets, operations, employees, or contractual relationships other than a sales and distribution arrangement with the Company. The decision to acquire Astral was based upon the need to eliminate the unfavorable terms of the contractual arrangement and eliminate any rights which Astral could potentially claim against the Company in the future. Immediately following the date of acquisition, the Company dissolved Astral. Since the Company concluded that the activities of Astral did not constitute a business, it elected to account for the transaction as a contract termination and recognized the entire purchase price of $2,228,508 as a contract termination expense in the accompanying statement of operations.

16. ACQUISITION OF MINORITY INTEREST

In December 2005, the Company entered into a series of transactions which resulted in the acquisition of the remaining 30% minority interests in ADDL in exchange for an aggregate purchase price of $13,628,775, consisting of 12,000,000 shares of common stock with a fair value of $13,200,000 and £250,000 (approximately $428,775), and the issuance of 45,400,000 shares of common stock with a fair value of $49,940,000 to certain officers for £250,000 (approximately $428,775). The purchase of the minority interests are accounted for using the purchase method. Since the carrying value of the minority interests of $0 is less than the fair value of the net assets acquired on the date of acquisition, the entire purchase price is allocated to goodwill. This allocation is based upon preliminary estimates and assumptions. Accordingly, the allocation is subject to revision when the Company receives final information, including appraisals and other analyses. Revisions to the allocation, which may be significant, will be recorded by the Company as a further adjustment to the purchase price allocation. The Company recognized a non-cash compensation charge of $49,511,225 in the accompanying consolidated statement of operations to reflect the difference between the fair value of the common stock issued to the officers and the cash paid by the officers on the date of issuance.

17. CLAIM BY DAEWOO ELECTRONICS UK LTD.

In April 2006, one of the Company’s contract manufacturers, Daewoo Electronics UK Ltd. (“Daewoo”), issued a formal demand for payment against the Company for approximately £3,120,000 (approximately $5,400,000) in a process reserved for uncontested claims. In the event that amounts subject to such a claim remain uncontested and unpaid, the issuer has the right to commence liquidation proceedings against the debtor. The Company has contested the claim and filed a counter-claim in excess of £8,000,000 (approximately $14,400,000) against Daewoo for breach of contract and copyright theft. Management believes that, since the Company’s counter-claim is in excess of the amounts claimed by Daewoo, Daewoo is not entitled to claim those amounts as being uncontested; management intends to vigorously defend the Company’s  position. The liabilities comprising the claim are included in the Company’s accounts payable as of December 31, 2005.

18. SUBSEQUENT EVENTS

In January 2006, Access Devices Digital Ltd. issued a charge, or pledge over substantially all of its assets in favor of one of its manufacturing partners to secure all of its debts.

In February 2006, the Company issued a $1,000,000 convertible note to an investor. The note bears interest, which is payable upon maturity, at 12% per annum, matures on August 14, 2006, and is convertible (along with accrued interest) to common stock at the option of the holder at a price per share equal to the lower of $0.45 and 110% of the price at which the Company’s next round of equity financing is completed. In the event that no equity financing is completed, the conversion price per share becomes fixed at $0.25. In connection with the issuance of the note, the Company issued the investor a warrant to purchase 200,000 shares of common stock at par value per share and issued a warrant to purchase 320,000 shares of common stock at an exercise price of $0.50 per share to the placement agent associated with the financing.

In February 2006, the Company issued 436,937 shares of common stock being held in treasury to several investors for $80,000 in cash, net of $204,009 in fees paid to a placement agent.

In February 2006, the Company’s subsidiary, CeRoma Ltd, issued €1,100,000 in convertible notes to several investors. The notes bear interest, which is payable upon maturity, at 10% per annum, mature on February 27, 2007 and are convertible (along with accrued interest) to CeRoma's ordinary stock at the option of the holder at €0.50 per share. In connection with the issuance of the notes, CeRoma issued a warrant to purchase 1,000,000 shares of CeRoma's ordinary stock at an exercise price of €0.25 per share to a placement agent.

In March 2006, the Company entered into a stock purchase agreement to sell the 2,858,900 shares of CeRoma's ordinary stock that it owned to its primary placement agent for €1,429,450 payable as follows: (i)  €500,000 on March 24, 2006, (ii)  €500,000 on April 10, 2006, and (iii)  €429,450 on April 24, 2006. In connection with the sale, the Company was granted a warrant to re-acquire the shares from the purchaser at certain predefined prices per share which increase over time. The warrant expires on December 31, 2006. The Company still controls two of three board seats in CeRoma.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Provision	Write-offs	Balance at end of year
2005
Allowance for sales returns	$-	$2,399,442	$1,466,132	$933,310

Allowance for in-transit returns	$-	$149,192	$-	$149,192

Allowance for unprocessed returns	$-	$433,870	$-	$433,870

Valuation allowance on net deferred tax assets	$653,000	$1,707,000	$-	$2,360,000

2004
Allowance for sales returns	$-	$-	$-	$-

Allowance for in-transit returns	$-	$-	$-	$-

Allowance for unprocessed returns	$-	$-	$-	$-

Valuation allowance on net deferred tax assets	$45,000	$608,000	$-	$653,000

2003
Allowance for sales returns	$-	$-	$-	$-

Allowance for in-transit returns	$-	$-	$-	$-

Allowance for unprocessed returns	$-	$-	$-	$-

Valuation allowance on net deferred tax assets	$-	$45,000	$-	$45,000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

SEC Registration and Filing Fee	$	*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing		*
Blue Sky Fees and Expenses		*
Miscellaneous		*
TOTAL	$	*
*To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our directors and officers are covered by an insurance policy maintained by us against certain liabilities for actions taken in their capacities as such.. Our Articles of Incorporation and By-laws, as amended and restated, provide that we shall indemnify our directors and officers. Such indemnification may be made only if the person to be indemnified was not finally adjudicated to be liable for negligence or misconduct in the performance of his/her duty to the corporation. The effect of this provision of our Articles of Incorporation and By-laws, as amended and restated, is to limit our and our stockholders' (through stockholders' derivative suits on behalf of our company) right to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer. We believe that the indemnification provisions in our Articles of Incorporation and By-laws, as amended and restated, are necessary to attract and retain qualified persons as directors and officers.

Item 15. Recent Sales of Unregistered Securities

The following discussion outlines all securities sold by us for cash or other consideration during the previous three years.  Unless otherwise described, all of the securities sold were issued pursuant to the authority granted by the private offering exemption outlined in Section 4(2) of the Securities Act.

On March 22, 2004, we and our subsidiary, Access Devices Digital Ltd. entered into an Agreement with Link Investment Holdings Ltd., a Bahamas investment company. This investor purchased Secured Convertible Loan Notes for £1,950,000 (US$ 3,575,325 at the then-current exchange rate) from Access Devices Digital Ltd. These notes converted into 70% of the outstanding share capital, or 1,166,667 shares of common stock of Access Devices Digital Ltd. effective November 15, 2004.

On February 11, 2005, we issued a total of 105,000,000 shares of restricted common stock to Link Investment Holdings Ltd., an accredited investor, in exchange for its 1,166,667 shares of common stock of Access Devices Digital Ltd.

On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of April 28, 2008.

On May 20, 2005, we issued a zero coupon convertible note for the principal amount of $1,250,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Tarminda Investments Limited, a company organized under the laws of the British Virgin Islands. This zero coupon convertible note does not bear interest and has a maturity date of May 20, 2008.  On December 5, 2005, Tarminda Investments Limited elected to convert all of the $1,250,000 in principal amount outstanding under the note.

On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of May 25, 2008. On November 21, 2005, we received notice that Faisal Finance (Switzerland) SA has elected to convert all of the $500,000 in principal amount outstanding under the note.

On June 6, 2005, we issued a zero coupon convertible note for the principal amount of $200,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Martin Bourbonnais, an individual domiciled in Switzerland. This zero coupon convertible note does not bear interest and has a maturity date of June 6, 2008. On November 20, 2005, we received notice that Martin Bourbonnais has elected to convert all of the $200,000 in principal amount outstanding under the note.

On June 6, 2005, pursuant to a Secured Bridge Loan dated as of May 13, 2005, Access Devices Digital Ltd. issued a 10% Secure Note due October 31, 2005 for the principal sum of £500,000, convertible at maturity into our common shares at a conversion price of $0.25 per share to EPM Holding AG. The interest on this note began accruing as of May 13, 2005. On December 2, 2005, EPM Holding AG elected to convert all of the £500,000 in principal amount outstanding plus the interest accrued thereon under the note.

On June 17, 2005, we issued a non-redeemable warrant to purchase up to 297,600 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich as partial consideration for their services in facilitating the secured bridge loan between Access Devices Digital Ltd. and EPM Holding AG discussed below. This warrant can be exercised at any time, in whole or in part, until June 17, 2007.

On September 23, 2005, we issued 1,546,200 shares of common stock and agreed to pay £200,000 over 3 months for the acquisition of Astral Promotions Ltd., a company incorporated in England and Wales, which had previously acted as a sales agent in the UK.

On September 26, 2005, we issued a non-redeemable warrant to purchase up to 300,760 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich as partial consideration for their services in facilitating a secured bridge loan between Access Devices Digital Ltd. and EPM Holding AG. See "Description of Certain Indebtedness." This warrant can be exercised at any time, in whole or in part, up through the date of maturity, September 26, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant.

On September 26, 2005, pursuant to Secured Bridge Loans dated as of September 12, 2005, Access Devices Digital Ltd. issued 10% Secured Notes due March 31, 2006 for the aggregate principal sum of £515,000, convertible at maturity into our common stock at a conversion price of $0.25 per share. The interest on these notes began accruing as of September 14, 2005.

On November 1, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due April 30, 2006 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of November 1, 2005.

On November 1, 2005, we issued a non-redeemable warrant to purchase up to 144,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, October 31, 2007.

On November 1, 2005, we issued a non-redeemable warrant to purchase up to 500,000 shares of our common stock at a price per share of $1.00 to EPM Holding AG. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, October 31, 2008.

On November 11, 2005, pursuant to three stock exchange agreements dated as of that date, we issued a total of 2,799,000 shares in exchange for the conversion at the price of $0.35 per share of the principal and accumulated interest on three loan notes.

On November 11, 2005, pursuant to a private placement agreement, we issued a total of 510,699 shares to 44 non-US accredited investors with net proceeds to us of $0.30 per share.

On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £120,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Berkin Business SA. The interest on this note began accruing as of November 14, 2005.

On November 14, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due May 14, 2006, for the principal sum of £120,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mulberry Development SA. The interest on this note began accruing as of November 14, 2005.

On November 14, 2005, we issued a non-redeemable warrant to purchase up to 144,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, November 13, 2007.

On December 5, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 6, 2006 for the principal sum of £1,000,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to EPM Holding AG. The interest on this note began accruing as of December 5, 2005.

On December 8, 2005, we issued a non-redeemable warrant to purchase up to 288,000 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 7, 2007.

On December 8, 2005, we issued a non-redeemable warrant to purchase up to 500,000 shares of our common stock at a price per share of $1.00 to EPM Holding AG. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 7, 2008.

On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £30,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Mr. Kurt Hahn. The interest on this note began accruing as of December 15, 2005.

On December 15, 2005, pursuant to a Secured Bridge Loan dated as of that date, Access Devices Digital Ltd. issued a 10% Secured Note due June 14, 2006, for the principal sum of £50,000, convertible at maturity into our common stock at a conversion price calculated as the lower of $0.50 per share or 70% of the per share value at which our next equity financing is achieved, to Ms. Gudrun Eiz. The interest on this note began accruing as of December 15, 2005.

On December 15, 2005, we issued a non-redeemable warrant to purchase up to 23,040 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 14, 2007.

On December 15, 2005, we issued a non-redeemable warrant to purchase up to 30,000 shares of our common stock at a price per share of $1.00 to Mr. Kurt Hahn. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 14, 2008.

On December 15, 2005, we issued a non-redeemable warrant to purchase up to 50,000 shares of our common stock at a price per share of $1.00 to Ms. Gudrun Eiz. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, December 14, 2008.

On January 3, 2006, pursuant to a private placement agreement, we issued a total of 436,937 shares to 47 non-US accredited investors with net proceeds to us of $0.30 per share.

On February 14, 2006, we issued a 12% convertible note due August 14, 2006 for the principal amount of $1,000,000 convertible at maturity into our common stock at a conversion price calculated as the lower of $0.45 per share or 110% of the per share value at which our next equity financing is achieved (as if no equity financing is achieved, $0.25) to EPM Holding AG. The interest on this note began accruing as of February 14, 2006.

In December 2005, the Company entered into a series of transactions, initiated by certain members of management, whereby: (i) the remaining 30% minority interest in Access Devices Digital Ltd. was acquired for $13,628,775, consisting of 12,000,000 shares of our common stock and £250,000 in cash: and (ii) Access Devices, Inc. issued to management 45,400,000 shares of our common stock for £250,000. As a result we own 100% of the outstanding shares of ordinary stock of Access Devices Digital Ltd.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are included as part of this Form S-1. References to "the Company" in this Exhibit List mean Access Devices, Inc., a Nevada corporation.

Exhibit No.	Description of Document

3.1*	Articles of Incorporation of the Company filed June 9 2004.

3.2*	Bylaws of the Company dated March 10, 2000.

5**	Opinion of Jones Vargas.

10.1*	Founders Agreement, dated December 20, 2004 by and among Tan Capital Advisors Ltd., Peter Hilton, Anthony S. Walton, Stephen Grist, Ehud Steigman, Uri Avimor, Itzhak Levi and Consigo Consulting, Ltd.

10.2*	Heads of Agreement, dated January 20, 2005, by and among Access Devices Digital Limited, CeRoma Ltd. and the individuals and entities named therein.

10.3*	Loan Note Instrument, dated March 22, 2004, by and between Access Devices Digital Limited and Link Investment Holdings Limited.

10.4*	Agreement dated March 22, 2004, by and among Link Investment Holdings Limited, Access Devices, Inc. and Access Devices Digital Limited and those persons named therein.

10.5*	Stock Exchange Agreement dated, February 11, 2005, by and among Access Devices, Inc. and certain shareholders of Access Devices Digital Limited named therein.

10.6*	Modification of Stock Exchange Agreement, dated May 5, 2205, by and among Access Devices, Inc. and certain shareholders of Access Devices Digital Limited named therein.

10.7*	Warrant issued on June 17, 2005 by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.8*	Zero Coupon Convertible Note, dated April 28, 2005, issued by Access Devices, Inc. to Mirabaud & Cie.

10.9*	Zero Coupon Convertible Note, dated May 20, 2005, issued by Access Devices, Inc. to Tarminda Investments Limited.

10.10*	Zero Coupon Convertible Note, dated May 25, 2005, issued by Access Devices, Inc. to Faisal Finance (Switzerland) S.A.

10.11*	Zero Coupon Convertible Note, dated June 6, 2005, issued by Access Devices, Inc. to Martin Bourbonnais.

10.12*	10% Secured Note due October 31, 2005 issued on June 6, 2005 by Access Devices Digital Ltd. to EPM Holding AG and guaranteed by Access Devices, Inc.

10.13*	Secured Bridge Loan, dated September 12, 2005, by and between Access Devices Digital Ltd. and Georgette Baumgartner.

10.14*	Secured Bridge Loan, dated September 12, 2005, by and between Access Devices Digital Ltd. and Berkin Business S.A.

10.15*	Secured Bridge, Loan dated September 12, 2005, by and between Access Devices Digital Ltd. and Columbia Marketing Ltd.

10.16*	Secured Bridge Loan, dated September 12, 2005, by and between Access Devices Ltd. and EPM Holding AG.

10.17*	Warrant, dated September 26, 2005, issued by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.18*	Service Agreement, dated April 1, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Anthony S. Walton.

10.19*	Service Agreement, dated April 11, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Peter M. Hilton.

10.20*	Service Agreement, dated April 1, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Stephen J. Grist.

10.21*	Service Agreement, dated April 1, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Dale Heathcote.

10.22*	Registration Rights Agreement, dated May 27, 2005, by and between Access Devices, Inc. and Tarminda Investments Limited.

10.23*	Share Sale Agreement, dated September 26, 2005, by and among Stephan Michael Hughes, Access Devices, Inc., Access Devices Digital Limited and Astral Promotions Limited.

10.24	Loan Agreement, dated as of October 21, 2005, by and between Access Devices, Inc. and EH&P Investments AG.

10.25	Loan Agreement, dated as of October 21, 2005, by and between Access Devices, Inc. and Avatar Business Corp.

10.26	Loan Agreement, dated as of October 21, 2005, by and between Access Devices, Inc. and Avatar Business Corp.

10.27	Manufacture Agreement, dated as of October 20, 2003, by and between Access Devices Digital Limited and Daewoo Electronics UK Limited.

10.28	Flextronics Manufacturing Services Agreement, dated August 1, 2005, by and between Access Devices Digital Limited and Flextronics International Kft.

10.29	Purchase Agreement Summary by Omni Source, a member of the Dixons Group of companies.

10.30	Warrant, dated November 1, 2005, issued by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.31	Warrant, dated November 1, 2005, issued by Access Devices, Inc. to EPM Holding AG.

10.32	Warrant, dated November 14, 2005, issued by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.33	Warrant, dated Dcember 8, 2005, issued by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.34	Warrant, dated Dcember 8, 2005, issued by Access Devices, Inc. to EPM Holding AG.

10.35	Warrant, dated Dcember 15, 2005, issued by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.36	Warrant, dated December 15, 2005, issued by Access Devices, Inc. to Gudrun Eiz.

10.37	Secured Bridge Loan, dated as of October 31, 2005, by and between Access Devices Digital Ltd. and EPM Holding AG.

10.38	Secured Bridge Loan, dated as of November 14, 2005, by and between Access Devices Digital Ltd. and Berlein Business SA.

10.39	Secured Bridge Loan, dated as of December 5, 2005, by and between Access Devices Digital Ltd. and EPM Holding AG.

10.40	Secured Bridge Loan, dated as of December 15, 2005, by and between Access Devices Digital Ltd. and Gudrun Eiz.

10.41	Secured Bridge Loan, dated as of December 15, 2005, by and between Access Devices Digital Ltd. and Mr. Kurt Hahn.

10.42	Secured Bridge Loan, dated as of November 14, 2005, by and between Access Devices Digital Ltd. and Mulberry Development SA.

10.43	Zero Coupon Convertible Note, dated October 25, 2005, issued by Access Devices, Inc. to Mr. Georges Naef.

10.44
Stock Exchange Agreement, dated November 2, 2005, by and among Anthony S. Walton, Peter M. Hilton, Tan Capital Advisers Ltd., Stephen J. Grist and Louis Tsu, Link Investment Holdings Ltd., and certain shareholders named therein.

10.45	Stock Exchange Agreement, dated November 29, 2005, by and among Anthony S. Walton, Peter M. Hilton, SAVA Capital Holdings Ltd., Stephen J. Grist and Louis Tsu and Access Devices Inc.

10.46	Form of Share Option Agreement.

10.47	Extension to Secured Bridge Loan, dated March 31, 2006, by and between Access Devices Digital Ltd. and Georgette Baumgartner.

10.48	Extension to Secured Bridge Loan, dated March 31, 2006, by and between Access Devices Digital Ltd. and Berkin Business SA.

10.49	Extension to Secured Bridge Loan, dated March 31, 2006, by and between Access Devices Digital Ltd. and Columbia Marketing Ltd.

10.50	Extension to Secured Bridge Loan, dated March 31, 2006, by and between Access Devices Digital Ltd. and EPM Holding AG.

10.51	Stock Purchase Agreement, dated March 23, 2006, by and among Interglobe Finance SA or its designees, Ceroma Limited and Access Devices Digital Ltd.

10.52	Charge, dated January 30, 2006, by Access Devices Digital Limited in favor of Flextronics International.

10.53	Extension to Secured Bridge Loan, dated April 30, 2006, by and between Access Devices Digital Ltd. and EPM Holding AG.

21*	Subsidiaries of Company.

23.1	Consent of Perelson Weiner, LLP.

23.2**	Consent of Jones Vargas.

* Previously filed on November 9, 2005 as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-129578).

** To be provided by amendment.

(b) Financial Statements and Schedules

None.

(c) Reports, Opinions or Appraisals

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby also undertakes to:

(1)	File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of London, Country of England, on May 12, 2006.

ACCESS DEVICES, INC.
(Registrant)

By: /s/ Anthony S. Walton
Anthony S. Walton, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Anthony S. Walton	Chief Executive Officer and Director	May 12, 2006
Anthony S. Walton	(Principal Executive Officer)

/s/ Stephen Grist	Chief Financial Officer and Secretary	May 12, 2006
Stephen Grist	(Principal Financial and Accounting Officer)

/s/ Joseph Adir	Executive Vice Chairman and Director	May 12, 2006
Joseph Adir

/s/ R. Desmond McVeigh	Chairman and Director	May 12, 2006
R. Desmond McVeigh

/s/ John Landrem	Director	May 12, 2006
John Landrem